
10011048


ECB BANCORP, INC.
ECB
1998


SEC MAIL PROCESSING
RECEIVED
MAR 25 2010
WASH, D.C.
200
SECTION

Notice of Annual Meeting
Proxy Statement
Annual Report on Form 10-K

March 24, 2010


ECB BANCORP, INC.
ECB
1998

Post Office Box 337
Engelhard, North Carolina 27824

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2010 Annual Meeting of shareholders of ECB Bancorp, Inc. will be held at 11:00 a.m. EDT on Tuesday, April 20, 2010, at the Washington Civic Center located at 110 North Gladden Street, Washington, North Carolina.

The purposes of the meeting are:

1. ***Election of Directors.*** To elect three directors for terms of three years;
2. ***Advisory Vote on Executive Compensation.*** To vote on a non-binding, advisory resolution to endorse and approve compensation paid or provided to our executive officers and our executive compensation policies and practices;
3. ***Ratification of Appointment of Independent Accountants.*** To vote on a proposal to ratify the appointment of Dixon Hughes PLLC as our independent accountants for 2010; and
4. ***Other Business.*** To transact any other business properly presented for action at the Annual Meeting.

At the Annual Meeting, you may cast one vote for each share of our common stock you held of record on March 1, 2010, which is the record date for the meeting.

You are invited to attend the Annual Meeting in person. However, if you are the record holder of your shares of our common stock, we ask that you appoint the Proxies named in the enclosed proxy statement to vote your shares for you by signing and returning the enclosed proxy card or following the instructions in the proxy statement to appoint the Proxies by Internet, even if you plan to attend the Annual Meeting. If your shares are held in "street name" by a broker or other nominee, only the record holder of your shares may vote them for you, so you should follow your broker's or nominee's directions and give it instructions as to how it should vote your shares. Doing that will help us ensure that your shares are represented and that a quorum is present at the Annual Meeting. Even if you sign a proxy card or appoint the Proxies by Internet, you may still revoke your appointment later or attend the Annual Meeting and vote in person.

This notice and the enclosed proxy statement and proxy card are being mailed to our shareholders on or about March 24, 2010.

By Order of the Board of Directors

A. Dwight Utz

A. Dwight Utz
President and Chief Executive Officer

YOUR VOTE IS IMPORTANT.
WHETHER YOU OWN ONE SHARE OR MANY, YOUR PROMPT COOPERATION IN VOTING YOUR PROXY CARD IS APPRECIATED.

Table of Contents



Post Office Box 337
Engelhard, North Carolina 27824

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

General

This proxy statement is dated March 19, 2010, and is being furnished to our shareholders by our Board of Directors in connection with our solicitation of appointments of proxies in the form of the enclosed proxy card for use at the 2010 Annual Meeting of our shareholders and at any adjournments of the meeting. The Annual Meeting will be held at the Washington Civic Center located at 110 North Gladden Street, Washington, North Carolina, at 11:00 a.m. EDT on Tuesday, April 20, 2010.

In this proxy statement, the terms "you," "your" and similar terms refer to the shareholder receiving it. The terms "we," "us," "our" and similar terms refer to ECB Bancorp, Inc. Our banking subsidiary, The East Carolina Bank, is referred to as the "Bank."

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON APRIL 20, 2010.

The proxy statement and annual report to security holders are available at: http://www.ecbbancorp.com/voting

Proposals to be Voted on at the Annual Meeting

At the Annual Meeting, record holders of our common stock will consider and vote on proposals to:

- elect three directors for three-year terms (see "Proposal 1: Election of Directors" on page 4);
- approve a non-binding, advisory resolution to endorse and approve compensation paid or provided to our executive officers and our executive compensation policies and practices (see "Proposal 2: Advisory Vote on Executive Compensation" on page 32);
- ratify the appointment of Dixon Hughes PLLC as our independent accountants for 2010 (see "Proposal 3: Ratification of Appointment of Independent Accountants" on page 35); and
- transact any other business properly presented for action at the Annual Meeting.

Our Board of Directors recommends that you vote "FOR" the election of each of the three nominees for director named in this proxy statement and "FOR" Proposals 2 and 3.

How You Can Vote at the Annual Meeting

Record Holders. If your shares of our common stock are held of record in your name, you can vote at the Annual Meeting in any of the following ways.

- You can attend the Annual Meeting and vote in person.

- You can sign and return the proxy card enclosed with this proxy statement to appoint the "Proxies" named below to vote your shares for you at the meeting, or you can validly appoint another person to vote your shares for you.
- You can appoint the Proxies to vote your shares for you by going to the Internet website *www.ecbbancorp.com/voting*. When you are prompted for your "control number," enter the number printed just above your name on the enclosed proxy card, and then follow the instructions you will be given. You may appoint the Proxies by Internet only until 5:00 p.m. EDT on April 19, 2010, which is the day before the Annual Meeting date. If you appoint the Proxies by Internet, you need not sign and return a proxy card. You will be appointing the Proxies to vote your shares on the same terms and with the same authority as if you marked, signed and returned a proxy card. The authority you will be giving the Proxies is described below and in the proxy card enclosed with this proxy statement.

Shares Held in "Street Name." Only the record holders of shares of our common stock or their appointed proxies may vote those shares. As a result, if your shares of our common stock are held for you in "street name" by a broker or other nominee, then only your broker or nominee (*i.e.* the record holder) may vote them for you, or appoint the Proxies to vote them for you, unless you make arrangements for your broker or nominee to assign its voting rights to you or for you to be recognized as the person entitled to vote your shares. You will need to follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares by completing and returning to it the voting instruction sheet you received with your copy of our proxy statement (or by following any directions you received from your broker or nominee for giving voting instructions electronically). Brokers and other nominees who hold shares in street name for their clients typically have the discretionary authority to vote those shares on "routine" matters when they have not received instructions from beneficial owners of the shares. However, they may not vote those shares on non-routine matters (including the election of directors) unless their clients give them voting instructions. To ensure that shares you hold in street name are represented at the Annual Meeting and voted in the manner you desire, ***it is important that you instruct your broker or nominee as to how it should vote your shares.***

Solicitation and Voting of Proxy Cards

If you are the record holder of your shares of our common stock, a proxy card is included with this proxy statement that provides for you to name three of our officers, A. Dwight Utz, J. Dorson White, Jr. and Thomas M. Crowder, or any substitutes appointed by them, individually and as a group, to act as your "Proxies" and vote your shares at the Annual Meeting. We ask that you sign and date your proxy card and return it in the enclosed envelope, or follow the instructions above for appointing the Proxies by Internet, so that your shares will be represented at the meeting.

If you sign a proxy card and return it so that we receive it before the Annual Meeting, or you appoint the Proxies by Internet, the shares of our common stock you hold of record will be voted by the Proxies according to your instructions. If you sign and return a proxy card but do not give any voting instructions, then the Proxies will vote your shares **"FOR"** the election of each of the three nominees for director named in Proposal 1 below and **"FOR"** Proposals 2 and 3 discussed in this proxy statement. If, before the Annual Meeting, any nominee named in Proposal 1 becomes unable or unwilling to serve as a director for any reason, your proxy card will give the Proxies discretion to vote your shares for a substitute nominee named by our Board of Directors. We are not aware of any business that will be brought before the Annual Meeting other than the election of directors and Proposals 2 and 3 described in this proxy statement, but, if any other matter is properly presented for action by our shareholders, your proxy card will authorize the Proxies to vote your shares according to their best judgment. The Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the meeting, including motions to adjourn the meeting.

If you do not return a proxy card or appoint the Proxies by Internet, the Proxies will not have authority to vote for you and your shares will not be represented or voted at the Annual Meeting unless you attend the meeting in person or validly appoint another person to vote your shares for you.

Revocation of Proxy Cards; How You Can Change Your Voting Instructions

Record Holders. If you are the record holder of your shares and you sign and return a proxy card or appoint the Proxies by Internet and you later wish to change the voting instructions or revoke the authority you gave the Proxies, you can do so at any time before the voting takes place at the Annual Meeting by taking the appropriate action described below.

To change the voting instructions you gave the Proxies:

- you can sign a new proxy card dated after the date of your original proxy card and containing your new instructions, and submit it to us so that we receive it before the voting takes place at the Annual Meeting; or
- if you appointed the Proxies by Internet, you can go to the same Internet website (*www.ecbbancorp.com/voting*) before 5:00 p.m. EDT on April 19, 2010 (the day before the Annual Meeting), enter the same control number (printed just above your name on the enclosed proxy card) that you previously used to appoint the Proxies, and then change your voting instructions.

The Proxies will follow the last voting instructions they receive from you before the Annual Meeting.

To revoke your proxy card or your appointment of the Proxies by Internet:

- you can give our Corporate Secretary a written notice that you want to revoke your proxy card or Internet appointment; or
- you can attend the Annual Meeting and notify our Corporate Secretary that you want to revoke your proxy card or Internet appointment and vote your shares in person. Simply attending the Annual Meeting alone, without notifying our Corporate Secretary, will not revoke your proxy card or Internet appointment.

Shares Held in "Street Name." If your shares are held in "street name" and you want to change voting instructions you have given to your broker or other nominee, you must follow your broker's or nominee's directions.

Expenses and Method of Solicitation

We will pay all costs of soliciting proxy cards for the Annual Meeting, including costs of preparing and mailing this proxy statement. We are requesting that banks, brokers and other custodians, nominees and fiduciaries forward copies of our proxy solicitation materials to their principals and request their voting instructions, and we will reimburse those persons for their expenses in doing so. In addition to solicitation using the mail, the Bank's and our directors, officers and employees may solicit proxy cards, either personally, by telephone or by other methods of communication, but they will not receive any additional compensation from us for doing so.

In connection with the solicitation of proxy cards for the Annual Meeting, we have not authorized anyone to give you any information, or make any representation, not contained in this proxy statement. If anyone gives you any other information or makes any other representation to you, you should not rely on it as having been authorized by us.

Record Date and Voting Securities

The close of business on March 1, 2010, is the "Record Date" we are using to determine which of our shareholders are entitled to receive notice of and to vote at the Annual Meeting and how many shares they are entitled to vote. Our voting securities are the 2,849,841 shares of our common stock which were outstanding on the Record Date. You must have been a record holder of our common stock on that date in order to vote at the meeting.

Quorum and Voting Procedures

A quorum must be present for business to be conducted at the Annual Meeting. For all matters to be voted on at the meeting, a quorum will consist of a majority of the outstanding shares of our common stock. Shares represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card, appoint the Proxies by Internet, or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain or instruct the Proxies to abstain from voting on one or more matters. Broker "non-votes" also will be counted in determining whether there is a quorum. Broker "non-votes" will occur if your shares are held by a broker and are voted on one or more matters at the meeting but are not voted by the broker on a "non-routine" matter (such as the election of directors) because you have not given the broker voting instructions on that matter. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share you held of record on the Record Date on each director to be elected and on each other matter voted on by shareholders at the Annual Meeting. You may not cumulate your votes in the election of directors.

Vote Required for Approval

Our directors are elected by a plurality of the votes cast in elections. In the election of directors at the Annual Meeting, the three nominees receiving the highest numbers of votes will be elected. For Proposals 2 and 3 to be approved, the number of votes cast in favor of each proposal must exceed the number of votes cast against it. So long as a quorum is present, abstentions and broker non-votes will have no effect in the voting for directors or on Proposal 2 or 3.

PROPOSAL 1: ELECTION OF DIRECTORS

General

Our Bylaws provide that our Board of Directors:

- consists of not less than nine nor more than 15 members, and our Board is authorized to set and change the actual number of our directors from time to time within those limits; and
- is divided into three classes and directors are elected to staggered three-year terms, and that each year the terms of the directors in one class expire and directors in that class are elected for new three-year terms or until their respective successors have been duly elected and qualified.

Nominees

Our Board of Directors has set our number of directors at nine for the year following the Annual Meeting and, based on the recommendation of our Nominations Committee, has nominated three current directors whose terms expire at the Annual Meeting for re-election to new three-year terms. The following table lists information about each nominee.

Name and Age	Positions with Us and the Bank (1)	First Elected (2)	Proposed Term of Office	Principal Occupation and Business Experience
Joseph T. Lamb, Jr. (76)	Director	1981	3 years	Owner, Joe Lamb, Jr. & Associates, Inc. (real estate sales and rentals), Kitty Hawk, NC
A. Dwight Utz (3) (56)	President, Chief Executive Officer and Director	2009	3 years	The Bank's and our executive officer
Michael D. Weeks (56)	Director	2005	3 years	Self employed business, marketing and Internet consultant (since 2007); previously, Vice President and General Manager, WITN-TV (television broadcasting), Washington, NC (1991 - 2007)

(1) Listings of the members of certain committees of our Board are contained below under the heading "Committees of Our Board."

(2) "First elected" refers to the year in which each individual first became a director of the Bank. With the exception of Mr. Weeks and Mr, Utz, each person first became our director during 1998 in connection with our organization as the Bank's holding company and previously served as a director of the Bank.

(3) Mr. Utz was elected as our President and Chief Executive Officer and was appointed by the Board to serve as a director, effective on July 1, 2009.

Our Board of Directors recommends that you vote "FOR" each of the three nominees named above. The three nominees receiving the highest numbers of votes will be elected.

Incumbent Directors

The following table contains information about our six directors whose current terms of office will continue after the Annual Meeting.

Name and Age	Positions with Us and the Bank (1)	First Elected/ Current Term Expires (2)	Principal Occupation and Business Experience
J. Bryant Kittrell III (58)	Director	1990 / 2011	President and owner, Kittrell & Associates, Inc., and manager (since 2004), Kittrell & Armstrong LLC (commercial/industrial real estate development and sales), Greenville, NC
B. Martelle Marshall (60)	Director and Corporate Secretary	1993 / 2011	President and co-owner, Martelle's Feed House Restaurant, Engelhard, NC
R. S. Spencer, Jr. (69)	Chairman	1963 / 2011	President, R. S. Spencer, Inc. (retail merchant), Engelhard, NC
George T. Davis, Jr. (55)	Vice Chairman	1979 / 2012	Attorney; sole proprietor, Davis & Davis (law firm), Swan Quarter, NC
Gregory C. Gibbs (49)	Director	1994 / 2012	General Manager, Gibbs Store LLC (retail hardware) (since 2001) and partner, Lake Landing Realty (real estate development) (since 2005), Engelhard, NC; broker in charge, United Country Real Estate (real estate sales) (2004 - 2005), Engelhard, NC
John F. Hughes, Jr. (64)	Director	1996 / 2012	Retired; Executive Director, Albemarle Pamlico Economic Development Corp. and Chairman and CEO, Eastern NC Natural Gas Co. (2001 - 2005); Regional Manager and Manager of Governmental Affairs, North Carolina Power, Inc. (utility company) (1984 - 2000), Manteo, NC

(1) Listings of the members of certain committees of our Board are contained below under the heading "Committees of Our Board."

(2) "First elected" refers to the year in which each individual first became a director of the Bank. Each person first became our director during 1998 in connection with our organization as the Bank's holding company and previously had served as a director of the Bank.

Factors Bearing on Qualifications of Directors and Nominees

The experience, qualifications, attributes, skills and other factors that leads our Board to conclude that each of our directors listed in the table above should serve or continue to serve as a director are described below.

George T. Davis, Jr.

- Understanding of our culture, values and goals derived from service as our director since 1979;
- Knowledge of the economy in a large part of our market area;
- Ability to analyze financial information relating to our loan customers;
- Management experience through managing, operating, and growing a rural law practice for 30 years; and,
- Ability to identify with the financial needs of small and mid-sized businesses, which is the largest business segment of our market, and with farmers, who also make up a large segment of our customer base.

Gregory C. Gibbs

- Understanding of our culture, values and goals derived from service as our director since 1994;
- Management experience as owner and operator of a mercantile business, a real estate brokerage business, a real estate development business, and an agricultural business;
- Substantial personal financial interest in our and the Bank's long term growth, stability and success because of his ownership of our stock;
- Financial knowledge gained through experience working for a financial planning firm; and,
- Ability to identify with the financial needs of small and mid-sized businesses, which is the largest business segment of our market.

John F. Hughes, Jr.

- Understanding of our culture, values and goals derived from service as our director since 1996;
- Understanding of business and capital planning and budgeting derived from years as regional vice president of North Carolina Power;
- Familiarity with regulatory agencies and procedures garnered through his experience working with a large electric utility, which, like banking, is heavily regulated;
- Knowledge of a significant portion of our market gained through years of working in that same market with North Carolina Power;
- Ability to analyze financial information relating to our loan customers; and,
- Visible and active community and statewide leader.

J. Bryant Kittrell III

- Understanding of our culture, values and goals derived from service as our director since 1990;
- Knowledge of banking and financial products from prior experience as a retail banker and a retail securities broker;
- Knowledge of governance issues through service on boards of various governmental and charitable organizations; and,
- Varied prior board experience through service on most of our major board committees.

Joe Lamb, Jr.

- Understanding of our culture, values and goals derived from service as our director since 1981;
- Knowledge of the economy in a large part of our market area;
- Management experience through managing, operating, and growing a successful realty firm for more than 40 years;
- Intimate knowledge of the real estate market and the values and income potential of real estate in our area through his real estate business; and
- Visible and active community leader.

Martelle Marshall

- Understanding of our culture, values and goals derived from service as our director since 1993;
- Ability to identify with the financial needs of small and mid-sized businesses, which is the largest business segment of our market;
- Knowledge of and experience with agricultural lending;
- Knowledge of and experience with the hospitality industry which is a significant component of the economy in a portion of our banking market and from which a significant portion of our business is derived; and
- Management experience through owning and operating a successful restaurant and catering business since 1997.

R. S. Spencer, Jr.

- Understanding of our culture, values and goals derived from service as our director since 1963;
- Knowledge of the economy in a large part of our market area;
- Management experience through managing, operating, and growing a successful mercantile business for nearly 50 years;
- Ability to identify with the financial needs of small and mid-sized businesses, which is the largest business segment of our market; and,
- Visible and active community leader.

Michael D. Weeks

- Understanding of our culture, values and goals derived from service as our director since 2005;
- Knowledge of regulatory processes and issues gained through years of experience in the commercial media business, particularly in the broadcast television industry;
- Understanding of marketing, advertising and branding through commercial media experience and as owner and operator of an advertising agency;
- Knowledge of the residential real estate market in a portion of our banking market through experience with and ownership of a real property management company and residential real estate properties; and,
- Visible and active community and statewide leader.

A. Dwight Utz

- Knowledge of our company inherent in his position as our Chief Executive Officer;
- Broad knowledge of the banking industry through experience in both community and super-regional bank environments and geographical breadth of previous positions;
- Executive management experience in various business functions in banks where he has been employed, including human resources, bank mergers and acquisitions, retail banking, sales and business development, marketing, and strategic technology initiatives;
- Knowledge of and experience with the various agencies that regulate banks; and
- Active in industry and community leadership roles on local, state and national level.

CORPORATE GOVERNANCE

Our Board of Directors adopted Corporate Governance Guidelines during March 2010 that describe principles and practices that our Board will follow in carrying out its responsibilities. Together with our Bylaws, the Guidelines establish various processes related to the structure and leadership of our Board and the governance of our corporation, including certain of the matters described below.

Director Independence

Determination of Independent Directors. Each year our Board of Directors reviews transactions, relationships and other arrangements involving our directors and determines which directors the Board considers to be "independent." In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market. The Board has directed our Audit Committee to assess each outside director's independence and report its findings to the Board in connection with the Board's annual determinations, and to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director's ability to exercise independent judgment. The following table lists our current directors, persons who served as directors during 2009, and nominees for election as directors at the Annual Meeting, who our Board believes were, during their terms of office, and will be, if elected, "independent" directors under Nasdaq's criteria.

George T. Davis, Jr.	Joseph T. Lamb, Jr.	R. S. Spencer, Jr.
Gregory C. Gibbs	B. Martelle Marshall	J. Bryant Kittrell III
John F. Hughes, Jr.		Michael D. Weeks

In addition to the specific Nasdaq criteria, in assessing the independence of our directors the Audit Committee and the Board consider whether they believe transactions that are disclosable in our proxy statements as "related person transactions," or any other transactions, relationships, arrangements or other factors, could impair a director's ability to exercise independent judgment. In its determination that the directors named above are independent, those other factors considered by the Audit Committee and the Board included: (1) the Bank's lending relationships with directors; (2) Mr. Davis' legal representation of clients from time to time in their loan transactions with the Bank; and (3) Mr. Gibbs' beneficial ownership of our common stock through his position as co-executor of his mother's estate. In Mr. Gibbs' case, the Board concluded that he is independent under Nasdaq's criteria but that he would not be appointed to serve on our Audit Committee.

Executive Sessions of Independent Directors. Our independent directors meet separately, in executive session, without management being present, at least quarterly in conjunction with meetings of the Board of Directors and, at their discretion, they may hold separate meetings other than in conjunction with Board meetings. During 2009, the independent directors met 13 times in executive session. In addition to those meetings, independent directors who are members of the Board's Executive Committee met 18 times in executive session in conjunction with meetings of that Committee.

Lead Independent Director. Under our Corporate Governance Guidelines, if the Chairman elected by our Board is not an independent director, then our independent directors will elect a separate "Lead Independent Director." Our current Chairman is an independent director, so we do not have a separate Lead Independent Director.

Board Leadership Structure

Our Board annually elects a Chairman whose duties are described in our Bylaws, and the Board performs its oversight role through various committees which are appointed by the Board based on the recommendation of its independent Nominations Committee and which may be established as separate committees of our Board or as joint committees of our and the Bank's Boards. Our current Chairman is an outside, independent director. However, the Board may select any of its members as its Chairman, and it has no policy as to whether the Chairman may be an officer or must be a non-employee or independent director.

The Board recognizes that, if it were to elect an officer as Chairman, management would have more control over the Board and its processes and that could diminish the effectiveness of our independent directors and their ability to influence our policies and decisions of our Board. As a result, the Corporate Governance Guidelines established by the Board provide that, if our Chairman is not an independent director, then each year our independent directors will elect a separate Lead Independent Director whose duties and authority will include:

- convening and presiding at executive sessions and separate meetings of our independent directors, and serving as the liaison between the independent directors and our Chairman and management;
- consulting with the Chairman and management regarding concerns of our independent directors and matters discussed, decisions reached, or suggestions made, at executive sessions and separate meetings of independent directors;
- consulting with the Chairman regarding the schedule, agenda, and information for Board meetings;
- consulting with the Chairman with respect to consultants who may report directly to the Board;
- consulting with the Chairman and management as to the quality, quantity, and timeliness of information provided to the Board by management;
- being available, as appropriate, for communications with our shareholders; and
- such other duties and authority as is described elsewhere in the Guidelines and as the Board may from time to time determine.

Additionally, as described below under the heading "Committees of our Board," all matters pertaining to executive compensation and the selection of nominees for election as directors are subject to the review and recommendation of Board committees made up of independent directors, and our Corporate Governance Guidelines provide that:

- all outside directors have full access to any member of management and to our and the Bank's independent auditors and internal auditors for the purpose of understanding issues relating to our business;
- our management will arrange for our outside advisors to be made available for discussions with the Board, a Board committee, our independent directors as a group, or individual directors; and the Board, each Board committee, and our independent directors as a group, in each case by a majority vote, have the authority to retain independent advisors from time to time, at our expense, and separate and apart from our regular advisors.

Our Board believes that the provisions described above provide for a leadership structure that is appropriate for a company our size, without regard to whether our Chairman is an independent director.

Board's Role in Risk Management

Risk is inherent in any business, and as is the case with other management functions, our senior management has primary responsibility for managing the risks we face. However, as a financial institution, our business involves financial risks that do not exist, or that are more extensive than the risks that exist, in some other types of businesses. We are subject to extensive regulation that requires us to assess and manage those risks, and during their periodic examinations our regulators assess our performance in that regard. As a result, our Board is actively involved in overseeing our risk management programs.

Our Board administers its oversight function primarily through committees which may be established as separate or joint committees of our and/or the Bank's Boards. Those Board committees include our Audit Committee, Compensation Committee and Executive Committee. Our Asset/Liability Management Committee is a management committee made up of senior officers, but it includes two non-employee directors as *ex officio* members who participate regularly in that committee's activities. Our Chief Executive Officer, Chief Financial Officer and other officers who oversee departments or functions within our operations (including credit administration, asset/liability management, sales and services management, human resources, technology, risk management and internal audit) make reports directly to one or more of those Committees.

We have a Risk Management Department which is headed by a Chief Risk Officer whose responsibilities include supervision of the activities of our internal audit, compliance and credit quality review functions. He, along with our

General Auditor and Compliance Officer, make reports directly to the Audit Committee. Our Chief Risk Officer also works directly with our Compensation Committee in its periodic reviews of our and the Bank's compensation plans to ensure continued oversight and mitigation of risk within our compensation practices and that (1) arrangements in which our senior executive officers participate do not encourage those officers to take unnecessary and excessive risks that threaten the value of our company, and (2) arrangements in which employees in general participate do not encourage the manipulation of our reported earnings to enhance the compensation of any employees.

We believe the Board's involvement in risk management results in Board committees that are more active than those of corporations that are not financial institutions or that are not regulated as extensively as financial institutions. We believe that affects our Board's leadership structure by providing opportunities for non-employee directors to become more familiar with the Bank's critical operations and more actively involved in the Board's oversight role with respect to risk management as well as other oversight functions.

Attendance by Directors at Meetings

Board of Director Meetings. The Bank's and our Boards of Directors meet jointly. During 2009, the Boards met 15 times, and each director attended 75% or more of the aggregate number of meetings of the Boards and of any committees on which he served.

Annual Meetings. Attendance by our directors at Annual Meetings of our shareholders gives directors an opportunity to meet, talk with and hear the concerns of shareholders who attend those meetings, and it gives those shareholders access to our directors that they may not have at any other time during the year. Our Board of Directors recognizes that directors have their own business interests and are not our employees, and that it is not always possible for them to attend Annual Meetings. However, our Board's policy is that attendance by directors at our Annual Meetings is beneficial to us and to our shareholders, and our directors are strongly encouraged to attend each Annual Meeting whenever possible. All nine of our then-current directors attended our last Annual Meeting which was held during April 2009.

Communications with Our Board

Our Board of Directors encourages our shareholders to communicate with it regarding their concerns and other matters related to our business, and the Board has established a process by which you may send written communications to the Board or to one or more individual directors. You may address and mail your communication to our Corporate Secretary at:

ECB Bancorp, Inc.
Attention: Corporate Secretary
Post Office Box 337
Engelhard, North Carolina 27824

You also may send them by email to *ecbdirectors@ecbbancorp.com*. You should indicate whether your communication is directed to the entire Board of Directors, to a particular committee of the Board or its Chairman, or to one or more individual directors. All communications will be reviewed by our Corporate Secretary and, with the exception of communications our Corporate Secretary considers to be unrelated to our or the Bank's business, forwarded to the intended recipients. Copies of communications from a customer of the Bank relating to a deposit, loan or other financial relationship or transaction will be forwarded to the department or division that is most closely associated with the subject of the communication.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics which applies to our directors and executive officers, including our senior financial officers, and, among other things, is intended to promote:

- honest and ethical conduct;
- the ethical handling of actual or apparent conflicts of interests between personal and professional relationships;

- full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other public communications we make;
- compliance with governmental laws, rules and regulations;
- prompt internal reporting of violations of the Code to the Board's Audit Committee; and
- accountability for adherence to the Code.

A copy of the Code is posted on our Internet website at *www.ecbbancorp.com.* Illegal or unethical behavior, violations of the Code, or accounting or auditing concerns, may be reported, anonymously or otherwise, by mail addressed to the Chairman of our Audit Committee or the Bank's Chief Risk Officer at:

The East Carolina Bank
Post Office Box 337
Engelhard, North Carolina 27824

COMMITTEES OF OUR BOARD

General

Among other committees, our Board of Directors has three independent, standing committees that assist the Board in oversight and governance matters. They are the Audit Committee, the Nominations Committee, and the Compensation Committee. Each of those Committees operates under a written charter approved by our Board that sets out the Committee's composition, authority, duties and responsibilities. We believe that each member of those Committees is an "independent director" as that term is defined by Nasdaq's listing standards. Current copies of the charters of those Committees are posted on our Internet website at *www.ecbbancorp.com.* The Board also has an Executive Committee, of which a majority of the members are independent directors. The current members of each Committee are listed in the following table, and the function of and other information about each Committee is described in the paragraphs below.

Audit Committee	Nominations Committee	Compensation Committee	Executive Committee (1)
J. Bryant Kittrell III - Chairman	Gregory C. Gibbs - Chairman	George T. Davis, Jr. - Chairman	A. Dwight Utz - Chairman
John F. Hughes, Jr.	George T. Davis, Jr.	J. Bryant Kittrell III	George T. Davis, Jr.
B. Martelle Marshall	J. Bryant Kittrell III	Joseph T. Lamb, Jr.	Gregory C. Gibbs
R. S. Spencer, Jr.	R. S. Spencer, Jr.	R. S. Spencer, Jr.	J. Bryant Kittrell III
			R. S. Spencer, Jr.

(1) Mr. Utz was appointed Chairman of the Executive Committee effective on July 1, 2009.

Audit Committee

Our Audit Committee is a joint committee of the Bank's and our Boards of Directors. Under its charter, the Committee is responsible for:

- selecting our independent accountants and approving their compensation and the terms of their engagement;
- approving services proposed to be provided by the independent accountants; and
- monitoring and overseeing the quality and integrity of our accounting and financial reporting process and systems of internal controls.

The Committee reviews various reports from our independent accountants (including its annual report on our audited consolidated financial statements), financial reports we file under the Securities Exchange Act of 1934, and reports of examinations by our regulatory agencies, and it oversees our internal audit program. Also, as described above under the caption "Director Independence," our Board has directed the Audit Committee to monitor and make annual reports regarding the independence of our directors and, as described below under the heading "TRANSACTIONS WITH

RELATED PERSONS," the Board has directed the Committee to review and approve certain transactions, arrangements or relationships with the Bank in which one of our related persons has a material interest. The Committee met nine times during 2009.

Audit Committee Report

Our management is responsible for our financial reporting process, including our system of internal controls and disclosure controls and procedures, and for the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Our independent accountants are responsible for auditing those financial statements. The Audit Committee oversees and reviews those processes. In connection with the preparation and audit of our consolidated financial statements for 2009, the Audit Committee has:

- reviewed our audited consolidated financial statements for 2009 and discussed them with management;
- discussed with our independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as amended;
- received written disclosures and a letter from our independent accountants required by the independence standards of the PCAOB (PCAOB Rule 3526); and
- discussed the independence of our independent accountants with the accountants.

Based on the above reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in our 2009 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

Members of the Audit Committee who participated in the reviews and discussions described above pertaining to the preparation and audit of our consolidated financial statements for 2009 are named below.

The Audit Committee:

J. Bryant Kittrell III *John F. Hughes, Jr.* *B. Martelle Marshall* *R. S. Spencer, Jr.*

Nominations Committee

Our Nominations Committee is a committee of our Board. Under its written charter, and among its other duties and responsibilities assigned from time to time by the Board, the Committee recommends candidates to the Board for selection as nominees for election as directors at our Annual Meetings and for appointment to fill vacancies on the Board. The Committee met once during 2009.

The Committee's charter and our Corporate Governance Guidelines provide for the Committee annually to recommend individuals who have personal and professional integrity, sound judgment, business acumen, and the time, ability and commitment to make a constructive and meaningful contribution to the Board, and who, with other members of the Board, will be effective in collectively serving the long-term interests of our shareholders. Candidates also must satisfy applicable requirements of state and federal banking regulators, and the Committee may develop other criteria or minimum qualifications for use in identifying and evaluating candidates. The Board makes all final decisions regarding nominations. In identifying candidates to be recommended to the Board of Directors from time to time, the Committee considers incumbent directors and candidates suggested by our management, other directors, and our shareholders. The Committee has not used the services of a third-party search firm. Shareholders who wish to recommend candidates to the Committee should send their recommendations in writing addressed as follows:

Nominations Committee
ECB Bancorp, Inc.
Attention: Corporate Secretary
Post Office Box 337
Engelhard, North Carolina 27824

Each recommendation should be accompanied by:

- the full name, address and telephone number of the person making the recommendation, and a statement that the person making the recommendation is a shareholder of record (or, if the person is a beneficial owner of our shares but not a record holder, a statement from the record holder of the shares verifying the number of shares beneficially owned), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of our next Annual Meeting;
- the full name, address and telephone number of the candidate being recommended, information regarding the candidate's beneficial ownership of our stock and any business or personal relationship between the candidate and the person making the recommendation, and an explanation of the value or benefit that the person making the recommendation believes that the candidate would provide as a director;
- a statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide information that the Committee may request in connection with its evaluation of candidates;
- a description of the candidate's current principal occupation, business or professional experience, previous employment history, educational background, and any particular skills, experience, or areas of expertise;
- information regarding any business or personal relationships between the candidate and any of our or the Bank's customers, suppliers, vendors, competitors, directors or officers, affiliated companies, or other persons with any special interest regarding our company or our affiliated companies, and any transactions between the candidate and our company or any of our affiliated companies; and
- any information in addition to the above regarding the candidate that would be required to be included in our proxy statement pursuant to the SEC's Regulation 14A (including without limitation information regarding legal proceedings in which the candidate has been involved within the past ten years).

In order to be considered by the Committee in connection with its recommendations of candidates for selection as nominees for election as directors at an Annual Meeting, a shareholder's recommendation must be received by the Committee not later than the 120th day prior to the first anniversary of the date that our proxy statement was first mailed to our shareholders in conjunction with our preceding year's Annual Meeting. Recommendations submitted by shareholders other than in accordance with these procedures will not be considered by the Committee.

The Committee will evaluate candidates recommended by shareholders in a manner similar to its evaluation of other candidates. The Committee considers the overall composition of the Board in light of our current and future needs and will select candidates to be recommended to the Board of Directors each year based on its assessment of, among other things, (1) candidates' business, professional, personal and educational background, skills experience and expertise; (2) community leadership; (3) independence; (4) potential contributions to the Board that are unusual or unique; (5) knowledge of our company, the Bank, and their respective operations; (6) personal financial interest in our and the Bank's long-term growth, stability, and success; (7) the performance and past and future contributions of our current directors, and the value of continuity and prior Board experience; (8) the existence of one or more vacancies on the Board; (9) the need for a director possessing particular attributes, skills, experience or expertise; (10) the role of directors in the Banks' business development activities; (11) diversity; and (12) other factors that it considers relevant, including any specific qualifications the Board adopts from time to time.

The Committee and our Board recognize the benefits derived from a Board composed of individuals who bring different attributes, experiences, and perspectives to the Board's deliberations. However, they do not consider diversity for the sake of diversity to be a basis for the nomination, election or appointment of a director, and they have not adopted any written or mandatory diversity policy or criteria that is applicable to the director nominations process. In evaluating and selecting prospective nominees, diversity is one of the multiple factors considered by the Committee and the Board. For these purposes, they consider diversity to encompass a variety of characteristics of candidates, including, by way of example, business and professional experience, academic background, geographic location within our banking markets, gender and race.

The Nominations Committee recommended to our Board of Directors that our current directors listed above under the caption "Nominees" whose terms are expiring at the Annual Meeting be nominated for re-election for new terms of office.

Compensation Committee

Our Compensation Committee is a joint committee of the Bank's and our Boards of Directors. The Committee met six times during 2009.

Under its written charter, and in addition to other duties that may be assigned from time to time by the Boards, the Committee reviews and provides overall guidance to the Boards regarding our executive compensation and benefit programs and makes recommendations to the Boards regarding:

- cash and other compensation paid or provided to our and the Bank's Chief Executive Officer and other executive officers;
- the adoption of new compensation or benefit plans, or changes in existing plans, under which compensation or benefits are or will be paid or provided to those persons; and
- the administration of our 2008 Omnibus Equity Plan and the Bank's annual incentive program.

The Committee, along with our Chief Risk Officer, periodically reviews our and the Bank's compensation plans to determine whether there are potential areas of risk that reasonably could be expected to have a material adverse effect on our business and financial results and to ensure continued oversight and mitigation of risk within our compensation practices. In particular, in connection with our participation in the U.S. Department of the Treasury's TARP Capital Purchase Program, the Committee is required to meet with our Chief Risk Officer each six months to review and discuss our compensation arrangements to ensure that arrangements in which our senior executive officers participate do not encourage those officers to take unnecessary and excessive risks that threaten the value of our company, and that arrangements in which employees in general participate do not encourage the manipulation of our reported earnings to enhance the compensation of any employees. It also reviews and makes recommendations to the Boards regarding amounts of compensation paid to our directors and, to the extent requested by the Boards, compensation paid (individually or in the aggregate) to other employees of the Bank.

In performing its duties, the Committee may, if it considers it appropriate, delegate any of its responsibilities to a subcommittee. However, any subcommittee must be composed entirely of independent directors. The Committee is authorized to conduct investigations, and to request and consider any information (from management or otherwise) that it believes is necessary, relevant or helpful in its deliberations and in making its recommendations. It may rely on information provided by management without further verification. However, under its charter, when the Committee takes an action, it should exercise independent judgment on an informed basis and in a manner it considers to be in the best interests of our shareholders. In reviewing and considering the recommendations it will make to the Boards regarding the compensation of our directors and executive officers, the Committee considers information provided by our Chief Executive Officer, including in the case of officers other than himself, information about those other officers' individual performance and his recommendations as to their compensation. After receiving the Committee's recommendations, the Boards or their joint Executive Committee make all final decisions regarding compensation matters.

The Committee may retain the services of outside counsel or consultants, at our or the Bank's expense, and on terms (including fees) that it approves. During 2009, the Committee retained the services of Amalfi Consulting to provide executive and director compensation benchmarking and to review and advise the Committee with respect to the Bank's supplemental retirement arrangements with certain of the Bank's officers and the Bank's directors. Also, Matthews, Young & Associates, Inc., was retained by the Board during 2009 to advise and assist its Succession Committee in its search for and selection of our and the Bank's new Chief Executive Officer and Chief Financial Officer, and with respect to those new officers' terms of employment and compensation. Other than in an advisory capacity as described above, neither Amalfi Consulting nor Matthews, Young & Associates, Inc. had any role in the actual recommendations made by the Committee to the Boards, or in the Boards' approval of amounts of executive or director compensation.

Executive Committee

Our Executive Committee is a joint committee of our and the Bank's Boards of Directors. Under our Bylaws, the Committee is authorized to exercise all the powers of the Boards in the management of our and the Bank's affairs when the Boards are not in session, subject to the ability of the full Boards to limit the Committee's authority. The Executive Committee met 20 times during 2009.

EXECUTIVE OFFICERS

We consider the Bank's and our officers listed below to be our executive officers.

A. Dwight Utz, age 56, was elected to serve as our and the Bank's President and Chief Executive Officer effective July 1, 2009. Prior to his employment with us, he served as Executive Vice President and Chief Retail Officer for MidSouth Bancorp, a bank holding company headquartered in Lafayette, Louisiana, from 2001 until 2009. Previously, he was employed from 1973 to 1995 by CCNB Bank N.A., Camp Hill, Pennsylvania, where he held senior management positions and last served as Senior Vice President/Regional Market Executive. From 1995 to 2000 he was employed as a corporate Vice President of PNC Financial Services Group, Inc., Pittsburgh, Pennsylvania. Mr. Utz has a total of 37 years of banking experience.

J. Dorson White, Jr., age 59, serves as our and the Bank's Executive Vice President (since 1994) and Chief Operating Officer (since 2002) and has been employed by the Bank since 1989. Previously, he was employed by Branch Banking & Trust Co. and Wachovia Bank from 1973 until 1989. He has a total of 37 years of banking experience.

Thomas M. Crowder, age 53, was employed as our and the Bank's Executive Vice President and Chief Financial Officer effective on February 8, 2010. Previously, he served as managing partner with Ascential Equity LLC, an investment management company located in Richmond, Virginia, where he had been employed since 2007. From 2003 until 2007, he served as Executive Vice President and Chief Financial Officer of Trans Community Financial Corporation, a community bank holding company headquartered in Glen Allen, Virginia. Mr. Crowder began his banking career in 1978 as a banking officer and branch manager with Wachovia Bank and Trust in Raleigh, North Carolina. In 1983, he joined Sovran Bank as a Vice President and brokerage manager and later served as Vice President of Sovran Capital Management in Richmond, VA. In 1986, Mr. Crowder was named President of Crestar Securities Corporation (the broker-dealer subsidiary of Crestar Financial Corp, a regional bank holding company), followed by a position as Executive Vice President of the Guilford Company (a private financial services company). He has a total of 32 years of banking and financial experience.

James J. Burson, age 48, has served as our and the Bank's Executive Vice President and Chief Revenue Officer since November 2, 2009. Prior to his employment with us, he was a principal in Diamond Management & Technology Consultants, Inc., Chicago, Illinois, a bank consulting firm, from 2006 to 2009. From 2005 to 2006, Mr. Burson served as a senior bank strategist for BancIntelligence, Atlanta, Georgia, a bank consulting and decision support software firm. From 1997 to 2005, he served as Senior Vice President for MarkeTech Systems/MapInfo, Raleigh, North Carolina, a bank consulting and decision support software firm. Previously, he was employed by PNC Financial Corporation, Pittsburgh, Pennsylvania, from 1993 to 1997 where he was in charge of strategic planning, sales management, distribution planning, merger integration and direct bank marketing, and by Andersen Consulting from 1989 to 1993 as a banking strategy and operations improvement consultant. He began his banking career with LaSalle National Bank, Chicago, Illinois, where he was employed for five years. Mr. Burson has a total of 25 years of banking experience.

Gary M. Adams, age 56, was appointed to serve as the Bank's and our Senior Vice President and Director of Financial Reporting effective during February 2010. Previously, he had served as our and the Bank's Chief Financial Officer since 1985. He has been employed by the Bank since 1981 and has a total of 29 years of banking experience.

T. Olin Davis, age 54, was elected to serve as our and the Bank's Senior Vice President and Chief Credit Officer effective on January 1, 2007. He previously served as Senior Vice President and Credit Policy Officer since September 2006. He was employed by the Bank from September 1993 until May 2006 during which time he last served as Senior Vice President and Outer Banks Regional Manager, and he was employed by First Carolina State Bank, Rocky Mount, North Carolina, as Chief Credit Officer from May 2006 until he rejoined the Bank. He has a total of 32 years of banking experience.

EXECUTIVE COMPENSATION

Summary

The following table shows the cash and certain other compensation paid or provided to or deferred by our named executive officers for 2009, 2008 and 2007. Our executive officers are compensated by the Bank for their services as its officers, and they receive no separate salaries or other cash compensation from us. With the exception of our Chief Executive Officer who is employed under an employment agreement with the Bank as described below, each of our current named officers is employed on an "at will" basis and subject to re-election as an officer each year, and none of them have employment agreements with us or the Bank.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (3)	Bonus	Stock Awards (4)	Option Awards (5)	Non-Equity Incentive Plan Compensation	Change in Pension Value (6)	All Other Compensation (7)	Total
Arthur H. Keeney III (1)	2009	$149,692	$ -0-	$ -0-	$ -0-	$ -0-	$ 11,166	$41,697	$202,555
President and Chief	2008	278,000	-0-	61,250	-0-	-0-	164,347	21,039	524,636
Executive Officer	2007	270,000	-0-	-0-	78,195	-0-	149,440	24,455	522,090
A. Dwight Utz (2) President and Chief Executive Officer	2009	140,246	-0-	24,525	-0-	-0-	-0-	28,051	192,822
J. Dorson White, Jr.	2009	165,000	-0-	-0-	-0-	-0-	32,367	10,543	207,910
Executive Vice President	2008	165,000	-0-	-0-	17,520	-0-	29,194	9,892	221,606
and Chief Operating Officer	2007	160,000	-0-	-0-	43,246	-0-	27,230	12,365	242,841
T. Olin Davis	2009	125,000	-0-	-0-	-0-	-0-	9,257	7,257	141,514
Senior Vice President	2008	115,000	-0-	-0-	14,600	-0-	8,350	6,405	144,355
and Chief Credit Officer	2007	110,000	2,000	-0-	8,733	-0-	7,898	6,957	135,588

(1) Mr. Keeney retired from his position as President and Chief Executive Officer during 2009. He served as a member of our Board of Directors throughout 2009. While he was an officer, he received no cash compensation for his service as a director. Fees he received as a non-employee director following his retirement are listed under "All Other Compensation."

(2) Mr. Utz was first employed during June 2009 and was elected as President and Chief Executive Officer effective on July 1, 2009. He is a member of our Board of Directors, but he receives no additional compensation for his service as a director.

(3) Each officer's salary for each year includes the amount deferred at his election under our Section 401(k) plan and, in Mr. Keeney's case, under a separate non-qualified deferred compensation plan. The Bank's matching contributions on behalf of each officer under our Section 401(k) plan are included in the "All Other Compensation" column. As described below under the caption "Deferred Compensation," amounts deferred by Mr. Keeney under that separate plan during his employment were invested for him by an unrelated bank, and we did not make any matching contribution to, or pay any interest or other amount or guarantee any rate of return on, his deferred compensation. Mr. Keeney's 2009 salary amount also includes $10,692 for unused vacation leave which was paid in connection with his retirement.

(4) Reflects the aggregate grant date fair value, as computed under FASB ASC Topic 178, of restricted stock awards granted to each officer during each year. Grant date fair values of restricted stock awards are equal to the fair market values of the underlying shares at the time the awards were granted.

(5) Reflects the aggregate grant date fair value, as computed under FASB ASC Topic 178, of stock options granted to each officer during each year. A discussion of material assumptions made in our valuation of outstanding stock options is contained in Notes 1(O) and 9 to our consolidated financial statements.

(6) Reflects the increase during each year in the present value of each officer's future benefits, *pro rated* by service at each year end over total service remaining until normal retirement date, under their supplemental retirement plan agreements described below under the caption "Retirement Benefits." In Mr. Keeney's case, the amount shown for 2009 is a net amount based on a decrease of $36,695 in the actuarial present value of future benefits related to his Executive Supplemental Retirement Plan agreement, plus $41,390 in benefits he received under that plan agreement

during 2009 following his retirement and $6,471 representing an increase in the actuarial present value of future benefits related to his Director Supplemental Retirement Plan Agreement under which he has not yet begun to receive benefit payments. The Bank has not entered into a supplemental retirement plan agreement with Mr. Utz.

(7) The following table describes each officer's "Other Compensation" for 2009.

Description	Mr. Keeney	Mr. Utz	Mr. White	Mr. Davis
The Bank's matching contributions for the officers' accounts under our Section 401(k) plan	$ 6,273	$ 1,225	$ 9,976	$7,257
Cash dividends paid (on the same basis as they were paid to all our shareholders) on shares covered by unvested restricted stock awards	306	—	567	—
Director's fees received as a non-employee director (a)	8,250	—	—	—
Compensation for post-retirement services (b)	14,500	—	—	—
Estimates of our incremental costs related to personal benefits (c)	12,368	26,826	—	—
Total	$41,697	$28,051	$10,543	$7,257

(a) Reflects fess paid to Mr. Keeney following his retirement as an officer during 2009.

(b) Reflects the estimated value of a Bank-owned vehicle given to Mr. Keeney following his retirement in consideration for continued services and personal travel he provided at the Bank's request in connection with its management transition.

(c) From time to time our executive officers may receive, or we may treat them as having received, non-cash personal benefits. During 2009, the personal benefits which Messrs. Keeney and Utz received included: for Mr. Keeney - personal use of a Bank-owned vehicle, and the Bank's payment of civic club dues and premiums for long-term care insurance covering him and his spouse; for Mr. Utz - personal use of a Bank-owned vehicle, payment of or reimbursement for moving and other expenses during 2009 associated with the relocation of his residence (including commissions and settlement charges on the sale of his previous residence, temporary living expenses, travel and other relocation expenses), and the Bank's payment of premiums for long-term care insurance covering him and his spouse. Messrs. White and Davis also receive various personal benefits, but our estimated aggregate incremental cost associated with benefits received by each of those officers during 2009 was less than $10,000 and the amounts of those benefits are not included in the table. We also provide our officers with group life, health, medical and other insurance coverages that are generally available to all salaried employees, and the cost of that insurance is not included in the table. As described below under the caption "Potential Payments Upon Termination of Employment or a Change of Control," Messrs. Keeney, White and Davis are covered by split-dollar life insurance policies that are owned by the Bank and for which it paid lump-sum premiums during 2002. No premiums were paid on those policies during 2009, and no amounts related to those policies are included in the table. Also, in connection with Mr. Keeney's retirement during 2009, we made a contribution of $50,000 in his honor to Beaufort Community College Foundation from which he received no personal benefit and which is not included in the table.

Employment Agreements

Mr. Keeney. Until his retirement during 2009, Mr. Keeney was employed by the Bank as its President and Chief Executive Officer under an employment agreement entered into during 1998. The agreement provided for:

- a "rolling" term of three years that, at the end of each year, was extended by one additional year unless either the Bank or Mr. Keeney gave notice that the agreement would no longer be extended;
- annual base salary which was subject to review and periodic increase by the Bank's Board; and
- the right to participate in bonus or incentive plans and other benefits made available by the Bank to its executive officers.

The agreement contained other provisions under which payments and benefits would be provided to Mr. Keeney, and that limited his ability to compete against the Bank, following a termination of his employment under various circumstances, including termination following a change in control of the Bank. The agreement expired upon Mr. Keeney's retirement during 2009 and is no longer in effect.

Mr. Utz. Our current President and Chief Executive Officer, A. Dwight Utz, is employed by the Bank under an employment agreement which provides for:

- a "rolling" term of three years that, at the end of each year, will be extended by one additional year unless the Bank gives notice that the agreement will no longer be extended;
- annual base salary (originally $245,000 and to be increased to $259,000 after six months of employment on January 1, 2010) which is subject to review and periodic increase by the Bank's Board;
- personal use of a Bank-owned vehicle, reimbursement for reasonable travel and other business-related expenses, and payment of premiums for an existing long-term care insurance policy covering him and his spouse; and
- subject to restrictions under applicable U.S. Department of the Treasury's TARP Capital Purchase Program Rules, the right to participate in bonus or incentive plans and other benefits made available by the Bank to its executive officers.

The agreement contains other provisions that call for payments and benefits to be made or provided to Mr. Utz, and that limit his ability to compete against the Bank, following a termination of his employment under various circumstances, including termination following a change in control of the Bank. Those provisions are described below under the caption "Potential Payments Upon Termination of Employment or a Change of Control."

The agreement provides that Mr. Utz will serve as a member of our and the Bank's Boards of Directors and that, subject to his continued satisfaction of eligibility requirements for service as a director, at the end of each term of office our Board of Directors will nominate Mr. Utz for re-election by our shareholders for a new term. Following his re-nomination at the end of each term, his service as a director will be subject to his election by a vote of our shareholders. Mr. Utz has agreed that, if his service as President and Chief Executive Officer terminates for any reason, his service as a director also will terminate.

Separate from Mr. Utz's employment agreement, in connection with his employment during 2009 we also agreed:

- to reimburse him for out-of-pocket moving and other relocation expenses actually incurred in connection with moving his residence to North Carolina (including packing, transportation and relocation expenses; temporary living expenses for up to 90 days, and temporary storage expenses for up to 180 days; closing costs on the sale of his current home and purchase of new home; up to six airfares between Louisiana and North Carolina; and up to $20,000 in other relocation expenses); and
- until his coverage under our group health insurance plan became effective, and while he was paying for extended coverage under his previous employer's group plan, to pay him the amount of expense we otherwise would have incurred in providing coverage to him under our group plan.

The amounts of payments to Mr. Utz under those arrangements are included in the "All Other Compensation" column of the Summary Compensation Table above.

Plan-Based Awards

We have three compensation plans under which awards have been granted, or from time to time in the future may be granted, to our executive officers, including our:

- Omnibus Stock Ownership and Long Term Incentive Plan (the "Old Plan") which expired on January 21, 2008, and under which stock options and restricted stock awards have been granted and remain outstanding;
- 2008 Omnibus Equity Plan (the "New Plan") which was approved by our shareholders at our 2008 Annual Meeting to replace the Old Plan and under which options, restricted stock awards and performance share awards may be granted in the future; and
- Incentive Plan under which additional cash compensation may be paid each year based primarily on our corporate performance.

When the Old Plan expired on January 21, 2008, 52,831 shares remained available for the grant of new awards. No new awards may be granted under the Old Plan following its expiration, but outstanding awards granted under the Old

Plan prior to its expiration remain in effect and are subject to its terms. The New Plan was adopted during 2008 and approved by our shareholders at our 2008 Annual Meeting. It authorizes the issuance of up to 200,000 shares of our common stock in connection with awards granted under it.

Stock Options, Restricted Stock Awards and Performance Share Awards. A stock option gives the officer to whom it is granted the right to buy shares of our common stock during a stated period of time (ordinarily ten years) at a fixed price per share equal to the fair market value of our stock on the date the option is granted. Options usually "vest," or become exercisable, at intervals as to portions of the shares they cover based on a vesting schedule. They generally terminate immediately on the date of, or after a stated number of days following, the termination of an officer's employment. Options may be granted as "incentive stock options" that qualify for special tax treatment under the Internal Revenue Code, or they may be "non-qualified stock options" that do not qualify for that special tax treatment. All outstanding options we granted under the Old Plan were incentive stock options, and we expect that options granted in the future under the New Plan also will be incentive stock options.

Restricted stock awards are conditional grants of shares of our common stock to officers subject to restrictions that expire over time as to all or portions of the shares. When an award is granted, the shares are issued and the officer begins to receive cash dividends on the shares (at the same rate and on the same basis as our other shareholders) during the restriction period. However, the shares may not be sold or transferred until the restriction period ends. In most cases the shares become "vested" over time and, if the officer's employment terminates for any reason prior to the end of the restriction period, he forfeits all unvested shares. As the restrictions expire, the shares become "vested" and are released to the officer. However, during 2009 we granted an award to our new Chief Executive Officer under which the shares were immediately vested but cannot be transferred until we no longer are a participant in the U.S. Department of the Treasury's TARP Capital Purchase Program.

In addition to stock options and restricted stock awards, the Old Plan authorized the grant of other types of awards, including long-term incentive compensation awards (cash awards that would be earned based on our performance measured against set goals over a period of two or more years) and stock appreciation rights. However, we never granted any such other awards. The New Plan authorizes the grant of performance share awards which are awards of shares of our common stock that may be earned based on performance objectives or criteria specified at the time the awards are granted. Like restricted stock awards, performance shares would be granted subject to conditions that must be satisfied before the employee will own the shares outright. However, performance shares would be earned only to the extent that performance criteria are met by the end of a measurement period, while restricted stock awards usually are granted subject only to the condition of continued employment. Also, performance shares would not actually be issued until the end of the measurement period during which the performance criteria must be met, while restricted shares are issued at the time awards are granted and become unrestricted at the end of the restriction period. We have not yet granted any performance share awards under the New Plan.

Neither stock options nor restricted stock awards granted under the Old Plan or New Plan include any performance-based conditions. The exercise price of stock options, and the vesting schedule of options and restricted stock awards, are determined by our Board, based on the recommendation of the Compensation Committee, at the time they are granted. To create a continuing incentive for officers to continue their employment with the Bank, awards generally have been granted under the Old Plan each year, with overlapping vesting periods so that each officer always held awards that became vested in the future. During the term of the Old Plan, the Committee generally has alternated between grants of stock options (which require officers to make payments to us upon exercise) and restricted stock awards (which do not require any payment from the officers). However, more recently, the Committee has tended to award stock options rather than restricted stock awards because it believes that options provide a greater incentive value. The Committee usually considers the grant of awards at the beginning of each year, but grants have not been timed in relation to earnings releases or other company news.

The Committee has used its own judgment in determining the levels of awards that it considers to be reasonable and that will help us achieve the goals of our incentive program. In the past there have been no specific measures or criteria on which the Committee has determined the amounts of stock options or stock awards that have been granted to our executive officers.

Incentive Plan. Under our Incentive Plan, a portion of the cash compensation paid each year to our executive officers and other employees chosen to participate in the plan may be tied to the extent to which we achieve goals set by our Board for the year with respect to various measures of corporate performance. The measures vary for employees at different levels within the Bank, but the measures that in past years have applied to our executive officers are our:

- return on average equity (our "ROAE");
- return on average assets (our "ROAA"); and
- ratio of operating expenses to average assets (our "Expense Ratio").

For each measure, in past years our Board has set a "threshold," "target," and "maximum" level of performance based generally on our business plan for that year, as well as a "weight" that would determine the degree to which our performance results under each measure would affect the amounts of cash awards. The Board also has set "award triggers" which were minimum requirements that must be met before any cash awards could be paid. For our executive officers, more relative weight has been given to overall bank performance. For other participants, the incentive has been focused more on local factors, such as branch performance and local cost control, although there has been a smaller component for overall bank performance. Cash awards under the plan have been calculated based on a percentage of each participant's annual base salary.

Our Board has attempted to set our annual incentive goals early in the year, but the Compensation Committee has reviewed them at the end of the year to judge whether they were reasonable and achieved what they were intended to achieve. The Committee always may recommend adjustments for factors during the year that it believes were outside of the control of the various participants. The Committee also has discretion to recommend a reduction in a participant's indicated award amount, or payment of an additional amount, based on individual performance during the year.

During January 2009, we became a participant in the U.S. Department of the Treasury's TARP Capital Purchase Program. Under rules adopted by Treasury under the Emergency Economic Stabilization Act of 2008 that apply to participants in that program, and with limited exceptions, we are prohibited from paying or accruing any bonus, retention award or incentive compensation to our most highly compensated employee. Also, in connection with any bonuses or incentive compensation, we are required to implement provisions to "clawback" payments to our senior executive officers and our next 20 highest paid employees if any of the criteria on which those payments are based is later found to have been inaccurate.

For 2008 and 2007, performance goals set by the Board were not met and, as a result, no cash awards were paid under the Incentive Plan for those years. Our Compensation Committee suspended the Incentive Plan for 2009. As a result, no performance goals were set, and no awards have been or will be made, under the Plan for 2009.

Grants During 2009. During 2009, we granted a restricted stock award to our new Chief Executive Officer, Mr. Utz. The following table contains information about that award. No awards were granted during 2009 to any of our other executive officers named in the Summary Compensation Table above and, as indicated above, the Incentive Plan was not in effect for 2009 and none of our executive officers were eligible to receive any cash award under that Plan.

GRANTS OF PLAN-BASED AWARDS DURING 2009

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Number of Shares of Stock or Units (2)	Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards (3)
		Threshold	Target	Maximum				
A. Dwight Utz	08/26/2009	—	—	—	1,500	—	—	$24,525

(1) For 2009, the Incentive Plan was not in effect and no cash awards have been or will be paid under the Plan.
(2) Mr. Utz's restricted stock was fully vested when granted, but the award was granted on the condition that he may not transfer any of the shares until such time as we have redeemed all shares of our preferred stock issued to the U. S. Department of the Treasury under the TARP Capital Purchase Program.
(3) The grant date fair value of the restricted stock award has have been computed under FASB ASC Topic 718 based on the market value of the underlying stock on the date of grant ($16.35 per share).

Outstanding Stock Options and Restricted Stock Awards. The following table contains information about all unexercised stock options (listed individually) and unvested restricted stock awards (listed in the aggregate) held on December 31, 2009, by our executive officers named in the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT 2009 YEAR END

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Stock Options (Exercisable)	Number of Securities Underlying Unexercised Stock Options (Unexercisable)	Option Exercise Price (1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Arthur H. Keeney III	8,954	-0-	$29.00	06/30/10	—	—
	8,954	-0-	28.52	06/30/10	—	—
	8,954	-0-	32.60	06/30/10	—	—
A. Dwight Utz	—	—	—	—	(2)	(2)
J. Dorson White, Jr.	1,960(3)	-0-	10.00	02/16/10	—	—
	1,700	-0-	13.25	01/16/12	—	—
	3,301	1,651(4)	29.00	05/17/15	—	—
	1,651	3,301(5)	28.52	02/21/16	—	—
	-0-	4,952(6)	32.60	02/23/17	—	—
	-0-	3,000(7)	24.50	05/22/18	—	—
T. Olin Davis	-0-	1,000(6)	32.60	02/23/17	—	—
	-0-	2,500(7)	24.50	05/22/18	—	—

(1) The last reported trade price for our common stock on the NASDAQ Global Market on March 12, 2010, was $11.42.
(2) As described in the table under the heading "GRANTS OF PLAN-BASED AWARDS DURING 2009," a stock award covering 1,500 shares was granted to Mr. Utz during 2009 which was fully vested when granted, but the award was granted on the condition that he may not transfer any of the shares until such time as we have redeemed all shares of our preferred stock issued to the U. S. Department of the Treasury under the TARP Capital Purchase Program. Because the award is fully vested, it is not listed in the table above. The aggregate market value of the shares on December 31, 2009 was $16,665 based on the last reported trade price for our common stock on the NASDAQ Global Market on the last trading day of 2009 ($11.11 per share).
(3) Exercised on February 16, 2010.
(4) Exercisable as to all of the remaining shares on May 17, 2010.
(5) Exercisable as to one-half of the remaining shares on each of February 21, 2010 and 2011.
(6) Exercisable as to one-third of the shares on each of February 23, 2010, 2011 and 2012.
(7) Exercisable as to one-third of the shares on each of May 22, 2011, 2012 and 2013.

Exercises and Vesting. The following table contains information about outstanding restricted stock awards held by our executive officers named in the Summary Compensation Table that became vested during 2009. None of those executive officers exercised any stock options during 2009.

OPTION EXERCISES AND STOCK VESTED DURING 2009

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting (1)**
Arthur H. Keeney III	-0-	—	1,679 (2) 2,500 (3)	$29,802 38,250
A. Dwight Utz	-0-	—	1,500 (4)	24,525 (5)
J. Dorson White, Jr.	-0-	—	567 (2)	10,064

(1) Values realized on vesting of stock awards are based on last reported trade prices for our stock on the NASDAQ Global Market on the last trading day prior to each vesting date.
(2) Reflects shares of restricted stock covered by awards that became vested on January 13, 2009.
(3) Reflects shares of restricted stock covered by awards that became vested on March 31, 2009.
(4) Mr. Utz's 1,500-share stock award was fully vested when granted on August 26, 2009, but the award was granted on the condition that he may not transfer any of the shares until such time as we have redeemed all shares of our preferred stock issued to the U. S. Department of the Treasury under the TARP Capital Purchase Program. The award is reflected in the table above as having "vested" during 2009. However, the award remains subject to the above restriction prohibiting any transfer of the shares.

Deferred Compensation

During his employment, we had a separate arrangement under which Mr. Keeney could elect each year, in advance, to defer receipt of up to 90% of his salary and up to 100% of any bonus. We paid the deferred amounts to an independent trustee that credited them to a deferral account for Mr. Keeney. We do not make any contributions to, or pay any interest or other amount or guarantee any rate of return on, Mr. Keeney's deferral account. The trustee invests amounts credited to the account, as directed by Mr. Keeney, into any one or a combination of investment funds available under the arrangement which are similar to those available to our officers and employees for the investment of their account balances under our Section 401(k) plan. His investment elections may be changed each quarter. Following his retirement during 2009, the balance of Mr. Keeney's deferral account will be paid to him in annual payments over three years. None of our other executive officers participate in the arrangement.

The following table contains information about Mr. Keeney's deferral account for 2009.

NONQUALIFIED DEFERRED COMPENSATION DURING 2009

Name	Executive Contributions in 2009 (1)	Company Contributions in 2009 (2)	Aggregate Earnings in 2009 (3)	Aggregate Withdrawals/ Distributions in 2009	Aggregate Balance at 12/31/09 (4)
Arthur H. Keeney III	$27,878	$-0-	$57,920	$-0-	$308,289

(1) The full amount deferred by Mr. Keeney for 2009 is included in his salary listed in the Summary Compensation Table.
(2) We do not make any contributions to Mr. Keeney's account under the plan.
(3) Reflects net amount of realized earnings and unrealized gains and losses during 2009. Losses on Mr. Keeney's account are not listed in the Summary Compensation Table. All deferred amounts are invested by an independent trustee, and we do not pay any interest or other amount, or guarantee any return, on his deferred compensation.
(4) Mr. Keeney's contributions to the Plan since 2002 total $272,036 (including his 2009 contribution). All amounts contributed in prior years were disclosed as salary, bonus or non-equity incentive plan compensation in the Summary Compensation Tables contained in our proxy statements for those years.

Retirement Benefits

As a supplement to our Section 401(k) plan, the Bank has entered into separate agreements with Messrs. Keeney, White and Davis under which, following their retirement at age 65, it will make payments to them until their deaths. The agreements specify amounts of payments (which increase each year) to each officer during an initial specified benefit period following his retirement date. After each officer's initial period, his payments will increase or decrease based on a formula that includes a comparison of the Bank's return on cash value life insurance policies it has purchased to cover its costs associated with each officer's benefits, to the Bank's opportunity costs associated with the premiums it paid on those policies and any benefits paid to the officers under their agreements. Reduced benefits will be payable if an officer's employment terminates under various circumstances prior to age 65. If an officer retires or is terminated without cause after age 59½ but before age 65, his annual benefits (which will begin following his early termination date) will be reduced by 18.18% for each full year between his termination date and age 65. If he resigns or is terminated without cause before age 59½, his annual benefits (which will not begin until age 65) will be equal to 10% of his full benefits for each year he has been employed by the Bank, but not more than 80% of his full annual benefit amount. However, if an officer's employment is terminated for any reason following a change in control of the Bank, he will retain the right to full benefits under his agreement beginning at age 65. If the officer becomes disabled, he will receive a reduced benefit, payable over 10 years, beginning at age 65, calculated based on the amount of his accrued benefit at the time of disability plus 7% per year until the end of the 10-year period. All benefits are forfeited if an officer's employment is terminated for cause.

As a director, Mr. Keeney also has a separate, similar agreement with the Bank under a plan that provides retirement benefits to directors. The terms of that plan are described under the caption "Director Compensation—Director Retirement and Death Benefits."

The following table contains information about benefits that may be paid under the agreements to each of the named officers.

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit (1)	Payments During Last Fiscal Year
Arthur H. Keeney III	Executive Supplemental Retirement Plan	14	$783,424	$41,390
	Director Supplemental Retirement Plan	14	35,819	-0-
J. Dorson White, Jr.	Executive Supplemental Retirement Plan	20	176,385	-0-
T. Olin Davis	Executive Supplemental Retirement Plan	16	49,500	-0-

(1) The amounts listed reflect the present value of each officer's future benefits under the plan, *pro rated* by service to December 31, 2009, over total service remaining until normal retirement date. The amounts are calculated under FAS No. 87, based on the same assumptions we use for our consolidated financial statements and assuming that payments will be made to each officer following his retirement at age 65 in amounts, and for an initial benefit period, stated in the officer's agreement. The initial benefit period, and the actual beginning and ending annual benefit amount during that period, for each officer are reflected in the table below.

Name	Plan Name	Initial Period	Beginning Annual Benefit	Ending Annual Benefit
Arthur H. Keeney III	Executive Supplemental Retirement Plan	12 years	$82,779	$108,046
	Director Supplemental Retirement Plan	7 years	11,373	12,553
J. Dorson White, Jr.	Executive Supplemental Retirement Plan	11 years	51,362	62,469
T. Olin Davis	Executive Supplemental Retirement Plan	10 years	26,039	30,381

Potential Payments Upon Termination of Employment or a Change of Control

The Bank has entered into agreements and arrangements with Messrs. Utz, White and Davis which, as described in the paragraphs below, provide for those officers to receive payments and benefits from the Bank if their employment terminates under various circumstances. However, during January 2009, we became a participant in the U.S. Department of the Treasury's ("Treasury") TARP Capital Purchase Program (the "CPP"). Under rules adopted by Treasury under the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, that apply to CPP participants (the "CPP Rules"), we are prohibited from paying severance, "golden parachute," and other such payments to any of our senior executive officers, or to certain of our other employees, in connection with any termination of their employment while we are a CPP participant, other than payments relating to services already performed or benefits already accrued.

In order to comply with the CPP Rules, the named executive officers have agreed that our Board of Directors or Compensation Committee may unilaterally, and without the officer's consent, modify their compensation agreements or arrangements (including by reducing or eliminating severance benefits) to the extent the Board, in its judgment, considers necessary to comply with the CPP Rules and guidance governing compensation paid by CPP participants. As a result, notwithstanding the terms of those agreements and arrangements, no severance or golden parachute payments could have been made to Mr. Utz, Mr. White or Mr. Davis if his employment had terminated for any reason on December 31, 2009.

After our participation in the CPP has ended, the CPP Rules no longer will prohibit payments under these agreements and arrangements. The table below lists estimates of aggregate payments and benefits that otherwise would have been paid or provided to our executive officers listed in the Summary Compensation Table above if their employment had terminated under various circumstances on December 31, 2009 and if on that date we had not been subject to the CPP Rules.

Under his employment agreement described above under the caption "Employment Agreements," Mr. Keeney also would have been entitled to receive certain payments and benefits if his employment had been terminated involuntarily, without cause, during his term of employment. However, when Mr. Keeney retired during 2009, his agreement expired and no longer provides for any payments to him. As a result, he is not included in the table below.

Employment Agreement with Mr. Utz. Under Mr. Utz's employment agreement described above under the caption "Employment Agreements," and subject to restrictions described above related to our participation in the CPP, if his employment is terminated by the Bank without cause, the Bank will be obligated to continue to pay his base salary for the then-current unexpired term of employment under the Agreement (without any further extensions). The Bank may terminate Mr. Utz's employment without obligation at any time for cause.

Subject to restrictions relating to our participation in the CPP, if at the effective time of, or any time within 18 months following, a "Change of Control" as defined in the Agreement:

- the Bank or its successor terminates Mr. Utz's employment without cause, or
- a "Termination Event" (as described below) occurs and, subject to specified notice and cure procedures, he terminates his own employment,

then, in lieu of other termination payments provided for in the agreement, the Bank will be obligated to pay him, in 36 equal monthly payments, an aggregate amount equal to 2.99 times his "base amount" as defined in Section 280G of the Internal Revenue Code. In addition, if Mr. Utz chooses to purchase continued health insurance coverage under the Bank's plan pursuant to COBRA, the Bank will reimburse him for the cost of that coverage for the maximum period during which it is available to him under the law, but not longer than 18 months or the remainder of his then-current term of employment.

A "termination event" will occur under Mr. Utz's agreement if, after a Change in Control, and without Mr, Utz's consent:

- his base salary is materially reduced;
- his employee insurance, retirement or similar benefits are reduced in their level, scope or coverage, or eliminated, without being replaced with substantially similar plans or benefits unless that action applies proportionately to all participating salaried employees of the Bank;
- he is transferred to a job location more than 75 miles from his previous location; or
- his duties are materially reduced such that, if we continue to exist as a separate entity, he no longer serves in his previous position or, if we do not continue to exist as a separate entity, he does not serve as an executive officer of our successor or report directly to the successor's Chairman, President or Chief Executive Officer.

If the Compensation Committee of the Bank's Board of Directors reasonably believes that any payment to be made to Mr. Utz under the Agreement on account of a Change in Control, whether separately or in combination with other payments pursuant to any other agreements or arrangements, would be a "parachute payment," as that term is defined in Section 280G of the Internal Revenue Code, without regard to Section 280G(e) of the Code, then the Bank may modify or reduce any such payments to the extent which the Committee in good faith deems to be necessary to avoid the imposition of excise taxes on Mr. Utz and the disallowance of a deduction to the Bank under Section 280G.

In consideration of the Bank's and our agreements, Mr. Utz agreed that for the 24-month period following any termination of his employment, or any longer period for which the Agreement obligates the Bank for continued payments of his base salary, he may not compete with the Bank in Hyde County, North Carolina, the counties contiguous thereto, or the area within a 25 mile radius of any office maintained by the Bank.

Other Agreements. The Bank has separate agreements with Messrs. White and Davis. Subject to restrictions described above related to our participation in the CPP, if their employment is terminated without "cause" and without 30 days' advance written notice, they will be paid their salary for 30 days. However, if:

- their employment is terminated without cause within 90 days following a "Change in Control" (as defined in the agreements) of the Bank or its parent company, or

- they terminate their own employment within 90 days following a Change in Control in which a "termination event" (as defined below) has occurred,

they will receive lump sum payments equal to 150% of the average of their base salaries, cash bonuses and cash incentives paid to them over the three prior 12-month periods, and they will receive continued medical insurance coverage for a period of 18 months (or, if shorter, for the period during which continued COBRA coverage is available to them under the Bank's group medical insurance plan). The Bank may terminate an officer's agreement without cause at any time upon 30 days prior written notice or, in lieu of any notice, upon a lump sum payment of the officer's salary for 30 days. The agreements may be terminated with cause at any time and without any payment.

A "termination event" will occur under the agreements if, within three months following a change in control, the officers' salaries or responsibilities are materially reduced.

The agreements do not contain any restriction on the officers' ability to compete with the Bank. However, the agreements do provide that, following any termination of their employment, they may not disclose or make use of any confidential information about the Bank's business that they received during their employment.

Retirement and Other Voluntary Terminations. Under the supplemental retirement plan agreements between the Bank and Messrs. Keeney, White and Davis, the Bank will pay normal retirement benefits to the officer following his retirement at age 65, or reduced benefits following his early retirement after age 59½. If an officer resigns, or his employment is terminated by the Bank without cause, he will receive a reduced annual retirement benefit beginning immediately if the termination occurs after age 59½ but before age 65, or beginning at age 65 if the termination occurs before age 59½. If, following a change in control of the Bank, an officer resigns, or his employment is terminated without cause, before age 59½, he will receive his full annual retirement benefit under this agreement beginning at age 65. If an officer becomes disabled, he will receive a reduced benefit beginning at age 65. Amounts of benefits that may be paid under those agreements are described above under the caption "Retirement Benefits."

Endorsement Split-Dollar Agreements. The Bank has purchased life insurance policies covering Messrs. Keeney, White and Davis and has entered into an Endorsement Split-Dollar Agreement with each of them. The policies are owned by the Bank. Under the agreements, upon an officer's death while he remains employed by the Bank or after a termination of employment, a portion (from 0% to 80%) of the "net death proceeds" of that officer's policy will be paid to his beneficiary. The net death proceeds of a policy will equal the total death benefit payable under the policy minus the cash surrender value of the policy. The actual percentage is determined based on whether the officer remains employed by the Bank or is retired at the time of death and, if no longer employed for reasons other than retirement or disability, the officer's age and length of service. The Bank will receive the remainder of the death benefits, including the full cash surrender value of the policy, which we expect will reimburse the Bank in full for its life insurance investment. During 2002, the Bank made one-time premium payments on the policies as follows: Mr. Keeney— $1,120,492; Mr. White— $330,000; and Mr. Davis—$120,000. The amounts that would have been paid to Mr. White's and Mr. Davis' beneficiaries under those policies had they died on December 31, 2009, are shown in the table below. The death benefit payable to Mr. Keeney's beneficiary in the event of his death on the same date would have been $918,034.

Summary of Payment and Benefits. The following table lists estimates of aggregate payments and benefits that otherwise would have been paid or provided to our executive officers listed in the Summary Compensation Table above if their employment had terminated under various circumstances on December 31, 2009 and if on that date we had not been subject to the CPP Rules.

Type of Termination Event and Description of Payment or Benefit	A. Dwight Utz	J. Dorson White	T. Olin Davis
Involuntary Termination Without Cause (Other than After a Change in Control):			
Aggregate cash payments	$612,500 (1)	$ 13,750 (2)	$ 10,417 (2)
Involuntary Termination Without Cause, or Voluntary Termination as a Result of a Termination Event, After a Change in Control:			
Aggregate cash payments	780,058 (3)	245,000 (4)	176,000 (4)
Continued insurance coverage	7,523 (5)	7,523 (5)	7,523 (5)
Death:			
Death benefits under split-dollar life insurance policies	—	406,284 (6)	193,706 (6)
Death benefits under our employee group life insurance plan	150,000 (7)	150,000 (7)	150,000 (7)

(1) Reflects the aggregate amount of monthly payments that would be paid to Mr. Utz during the remaining term of his employment agreement which, on December 31, 2009, was approximately 30 months.
(2) Reflects payment of 30 days salary that would be paid to each officer if his employment had been terminated without 30 days prior written notice.
(3) Reflects an amount equal to 2.99 times Mr. Utz's "base amount" as defined in Section 280G of the Internal Revenue Code that would be paid to him in 36 equal monthly payments.
(4) Reflects an amount equal to 150% of the average of the officer's base salary, cash bonus and cash incentives over the three prior 12-month periods.
(5) Reflects our estimate of the aggregate cost (discounted to present value) of continued medical insurance coverage for 18 months under COBRA. The amount has been calculated under FAS 106 based on the same actuarial assumptions as would be used for financial statement purposes under generally accepted accounting principles.
(6) Reflects the portion of the aggregate death benefits payable under the split-dollar insurance policies that would be paid to the officer's beneficiary. The remainder of the death benefits, including the full cash value of the policies, would be paid to the Bank.
(7) Benefits under the employee group life insurance plan equal 1.5 times the officer's base salary, but not more than $150,000.

DIRECTOR COMPENSATION

Directors' Fees

Our non-employee directors serve and are compensated as directors of the Bank. Our and the Bank's Boards meet jointly, and directors do not receive any additional compensation for their services as our directors unless our Board meets separately. The following table describes our standard schedule of fees paid to our non-employee directors for 2009.

Description	Amount
Monthly retainer	$ 500
Additional annual retainer paid to the Chairman	5,000
Per diem fee for attendance at meetings of our and/or the Bank's Boards	750
Per diem fee for attendance at Executive Committee meetings	650
Per diem fee for attendance at other committee meetings	600
Additional per diem fee for attendance at Audit Committee meetings by committee Chairman	250

We maintain a deferred compensation arrangement under which directors may elect each year, in advance, to defer receipt of up to 100% of their fees on terms that are substantially the same as the plan for Mr. Keeney described above under the caption "Deferred Compensation." If a director elects to participate, we pay the deferred amounts to an independent trustee that credits them to a deferral account for each director. We do not make any contributions to, or pay any interest or other amount or guarantee any rate of return on, the directors' accounts. The trustee invests amounts credited to the directors' accounts, as they direct, into any one or a combination of investment funds available under the arrangement which are similar to those available to our officers and employees for the investment of their account balances under our Section 401(k) plan. None of our directors deferred any part of their directors' fees under that arrangement for 2009.

Director Retirement and Death Benefits

The Bank has entered into separate supplemental retirement plan agreements with each of our directors under which, following a director's retirement from service at an agreed upon age, the Bank will make monthly payments to him until his death in amounts provided for in his agreement. The amounts of payments to be made to a director during an initial benefit period that extends from his retirement date to his actuarially calculated mortality age are specified in his agreement and generally increase each year. After the director's initial period, his payments will increase or decrease based on a formula that includes a comparison of (1) the Bank's return on life insurance policies it has purchased to cover its costs associated with his benefits, to (2) the Bank's opportunity costs associated with premiums it paid on those policies and any benefits paid to the director under his agreement. Reduced annual benefits are payable in the event a director's service terminates prior to his specified retirement age. However, if a director's service is terminated as a result of disability, or for any reason following a change in control of the Bank, he will retain the right to full benefits under his agreement. All benefits are forfeited if a director's service is terminated for cause.

As described above, the Bank has purchased life insurance policies on the lives of our non-employee directors, and has entered into an Endorsement Split-Dollar Agreement with each of them. The policies are owned by the Bank. Under the agreements, upon a director's death, a portion (from 0% to 80%) of the "net death proceeds" of that director's policy will be paid to his beneficiary. The net death proceeds of a policy will equal the total death benefit payable under the policy minus the cash surrender value of the policy. The actual percentage is determined based on whether the director remains a director or is retired at the time of death and, if no longer serving as a director for reasons other than retirement or disability, the director's length of service. The Bank will receive the remainder of the death benefits, including the full cash surrender value of the policy, which we expect will reimburse the Bank in full for its life insurance investment. During 2002, the Bank made one-time premium payments on the policies as follows: Mr. Davis—$200,000; Mr. Gibbs—$100,000; Mr. Hughes—$100,000; Mr. Kittrell—$100,000; Mr. Lamb—$200,000; Mr. Marshall—$100,000; and Mr. Spencer—$200,000. During 2006, the Bank made a one-time premium payment of $100,000 on policies covering Mr. Weeks.

In addition to the above benefits, the Board has approved an arrangement under which a director who retires from the Board after age 70 or with ten years of service as a director will be paid $500 per month for 36 months following his retirement.

Director Compensation for 2009

The following table summarizes the compensation paid or provided to our non-employee directors for 2009.

2009 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash	Change in Pension Value (3)	All Other Compensation	Total
George T. Davis, Jr.	$39,850	$ 6,772	$-0-	$46,622
Gregory C. Gibbs	36,850	6,586	-0-	43,436
John F. Hughes, Jr.	29,850	6,177	-0-	36,027
Arthur H. Keeney III	(2)	(2)	(2)	(2)
J. Bryant Kittrell III	47,250	6,575	-0-	53,825
Joseph T. Lamb, Jr.	26,250	-0-	-0-	26,250
B. Martelle Marshall	22,050	6,467	-0-	28,517
R. S. Spencer, Jr.	49,650	21,804	-0-	71,054
Michael D. Weeks	25,050	3,072	-0-	28,122

(1) A. Dwight Utz is not listed in the table. He is compensated as an officer and employee of the Bank and does not receive any separate cash compensation for his service as a director.

(2) Until his retirement during 2009, Mr. Keeney was compensated as an executive officer of the Bank and did not receive any additional cash compensation for his service as a director. Following his retirement, he received fees for his service as a non-employee director for the remainder of 2009. Compensation and benefits paid or provided to Mr. Keeney during 2009, both as an executive officer until his retirement, and as a non-employee director following his retirement, are described in the Summary Compensation Table on page 16.

(3) Amounts reflect the increase from December 31, 2008, to December 31, 2009, in the present value of directors' accumulated benefits under their Director Supplemental Retirement Plan agreements described above under the caption "Director Retirement and Death Benefits." The present value of Mr. Lamb's accumulated benefits actually declined by $9,653 because he has continued as a director past the retirement age specified in his plan agreement and, as a result, there will be fewer future payments to be made to him following his retirement.

TRANSACTIONS WITH RELATED PERSONS

Our Policy

Our Board of Directors has adopted a written policy under which our Audit Committee reviews and approves certain transactions, arrangements or relationships in which the Bank is a participant and in which any of our "related persons" has a material interest. Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our common stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers:

- any transactions, arrangements or relationships, or series of transactions, arrangements or relationships, that are required to be disclosed in our proxy statement under rules of the Securities and Exchange Commission (in general, those in which the dollar amount involved exceeds or will exceed an aggregate of $120,000, including all periodic payments); and,
- any other transactions, arrangements or relationships in which the dollar amount involved exceeds or will exceed an aggregate of $5,000 (including all periodic payments) and that would fall in the first category above except for their amount being less than the $120,000 dollar threshold specified above.

The transactions covered by the policy generally include loans, but the policy does not cover loans made by the Bank in the ordinary course of its business that are subject to banking regulations related to "insider loans" and that are required to be approved by a majority of the Bank's Board of Directors. The policy also does not cover the provision of services by the Bank as a depositary of funds or similar banking or financial services in the ordinary course of its business, or compensation paid to our executive officers that has been reviewed and approved, or recommended to our Board of Directors for approval, by our Compensation Committee.

In its review of related person transactions, the policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction unless and until it has concluded to its satisfaction that the transaction:

- has been or will be agreed to or engaged in on an arm's-length basis;
- is to be made on terms that are fair and reasonable to us; and
- is in our best interests.

Related Person Transactions During 2009

There were no transactions with our related persons during 2009 that were required to be approved by our Audit Committee. The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of our current directors, nominees for director, executive officers, and our other related persons. All loans included in those transactions during 2009 were made in the ordinary course of the Bank's business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time those loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

Principal Shareholders

The following table lists persons who we believe owned, beneficially or of record, 5% or more of our outstanding shares on the Record Date for the Annual Meeting.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percentage of class
Estate of Anna Mae H. Gibbs PO Box 277, Swan Quarter, NC 27885	377,378 (1)	13.24%
Gregory C. Gibbs PO Box 402, Engelhard, NC 27824	383,256 (2)	13.45%
Regina A. Gibbs PO Box 578, Engelhard, NC 27824	447,868 (3)	15.72%
Charles G. Gibbs, Jr. PO Box 474, Engelhard, NC 27824	453,176 (4)	15.90%
Och-Ziff Capital Management Group LLC (5) 9 West 57th Street, 39th Floor New York, New York 10019	186,411 (7)	6.54%
OZ Master Fund, Ltd. (6) c/o Goldman Sachs (Cayman) Trust, Limited 45 Market Street Camana Bay, Grand Cayman, Cayman Islands	170,000 (7)	5.97%

(1) Gregory C. Gibbs, Regina A. Gibbs and Charles G. Gibbs, Jr., serve as co-executors of the Estate of Anna Mae H. Gibbs, and the listed shares also are included in the shares listed as beneficially owned by each of them individually. The estate has pledged 377,378 shares to another bank as security for loans.

(2) Mr. Gibbs may be considered to have shared voting and investment power with respect to 377,628 of the listed shares, including 377,378 shares held by the Estate of Anna Mae H. Gibbs for which he serves as co-executor. Those shares also are included in the shares listed for the Estate and for each of Regina A. Gibbs and Charles G. Gibbs, Jr.

(3) Ms. Gibbs may be considered to have shared voting and investment power with respect to 447,130 of the listed shares, including 377,378 shares held by the Estate of Anna Mae H. Gibbs for which she serves as co-executor (which also are included in the shares listed for the Estate and for each of Gregory C. Gibbs and Charles G. Gibbs, Jr.) and 69,752 shares held by a family trust for which she serves as co-trustee (which also are included in the shares listed for Charles G. Gibbs, Jr.).

(4) Mr. Gibbs may be considered to have shared voting and investment power with respect to 447,130 of the listed shares, including 377,378 shares held by the Estate of Anna Mae H. Gibbs for which he serves as co-executor (which also are included in the shares listed for the Estate and for Gregory C. Gibbs and Regina A. Gibbs) and 69,752 shares held by a family trust for which he serves as co-trustee (which also are included in the shares listed for Regina A. Gibbs).

(5) The company's Schedule 13G filed with the SEC indicates that it is the sole shareholder of Och-Ziff Holding Corporation ("OZHC") and Och-Ziff Holding LLC ("OZH"). OZHC is general partner of OZ Management LP ("OZ"), which serves as principal investment manager to a number of investment funds, including OZ Master Fund, LTD ("OZMF"). OZH also serves as general partner of another investment fund. As such, the company may be deemed to beneficially own shares held by the funds and accounts over which OZ and OZH have voting or investment power as investment manager or general partner. The Schedule 13G indicates that the shares beneficially owned by the company include 170,000 shares beneficially owned by OZMF, and 175,498 shares beneficially owned by both OZ and OZHC (which include the shares beneficially owned by OZMF). The company's Chief Executive Officer and Executive Managing Director, Daniel S. Och, also may be deemed the beneficial owner of all the shares beneficially owned by the company.

(6) The fund's Schedule 13G filed with the SEC indicates that its principal investment manager, OZ, OZ's general partner, OZHC, and OZHC's sole shareholder, Och-Ziff Capital Management Group LLC, also may be deemed to beneficially own all listed shares.

(7) The shares listed for OZ Master Fund, Ltd. also are included in the shares listed for Och-Ziff Capital Management Group LLC.

Directors and Executive Officers

The following table describes the beneficial ownership of our common stock on the Record Date for the Annual Meeting by our current directors, nominees for election as directors, and certain named executive officers, individually, and by all of our current directors and executive officers as a group.

Name of beneficial owner	Amount and nature of Beneficial ownership (1)	Percent of class (2)
George T. Davis, Jr.	120,464 (3)	4.23%
T. Olin Davis	1,333	0.05%
Gregory C. Gibbs	383,256 (4)	13.45%
John F. Hughes, Jr.	3,600	0.13%
Arthur H. Keeney III	63,994	2.22%
J. Bryant Kittrell III	7,000	0.25%
Joseph T. Lamb, Jr.	61,000	2.14%
B. Martelle Marshall	2,277	0.08%
R. S. Spencer, Jr.	22,600	0.79%
Michael D. Weeks	400	0.01%
J. Dorson White, Jr.	22,596	0.79%
A. Dwight Utz	3,254	0.11%
All current directors and executive officers as a group (15 persons)	702,946	24.33%

(1) Except as otherwise noted, and to the best of our knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all listed shares. The listed shares include the following numbers of shares with respect to which individuals named and included in the group have shared voting and investment power: George T. Davis, Jr.—104,467 shares; Gregory C. Gibbs—377,628 shares; Arthur H. Keeney III—12,742 shares; J. Bryant Kittrell III—1,000 shares; Joseph T. Lamb, Jr.—37,092 shares; B. Martelle Marshall—591 shares; A. Dwight Utz—1,754 shares; and all current directors and executive officers as a group—543,749 shares,

including shares described in footnote 4 below held by persons for whom one of our directors acts as attorney-in-fact. Individuals named and included in the group exercise sole voting power only with respect to the following numbers of shares representing unvested restricted stock awards pursuant to our 2008 Omnibus Plan: Mr. Utz—1,500 shares; and all current directors and executive officers included in the group—1,500 shares. The listed shares also include the following numbers of shares that could be acquired by individuals named and included in the group pursuant to stock options that could be exercised within 60 days following the Record Date and with respect to which shares they may be deemed to have sole investment power only: T. Olin Davis—333 shares; Arthur H. Keeney III—26,862 shares; J. Dorson White, Jr.—9,952 shares; and all persons included in the group—39,844 shares. Shares listed for certain of the named individuals have been pledged as security for loans as follows: Mr. Gibbs—377,378 shares.

(2) Percentages are calculated based on 2,849,841 total outstanding shares plus, in the case of each named individual and the group, the number of additional shares (if any) that could be purchased by that individual or by persons included in the group pursuant to stock options that could be exercised within 60 days following the Record Date.

(3) Includes an aggregate of 92,274 shares held directly by Mr. Davis' mother and aunt for whom he acts as attorney-in-fact and as to which shares Mr. Davis disclaims beneficial ownership.

(4) Includes 377,378 shares held by the Estate of Anna Mae H. Gibbs for which Mr. Gibbs serves as co-executor.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors, executive officers and principal shareholders are required by federal law to file reports with the Securities and Exchange Commission regarding the amounts of and changes in their beneficial ownership of our common stock. Based on our review of copies of those reports, our proxy statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, or to timely file required reports, during previous years. It has come to our attention that our director, George T. Davis, Jr., inadvertantly failed to file a report at the end of 2009 to report a gift of shares during the year. The report was filed promptly after it was discovered that it had been overlooked.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

During January 2009, we became a participant in the U.S. Department of the Treasury's ("Treasury") TARP Capital Purchase Program (the "CPP"). Under rules adopted by Treasury under the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, that apply to CCP participants (the "CPP Rules"), financial institutions that participate in the CPP are required to include proposals in their proxy statements for non-binding shareholder votes on the compensation paid to their executive officers. As a result, at the Annual Meeting our Board of Directors will submit such a proposal for voting by our shareholders.

This "say-on-pay" proposal will give our shareholders an opportunity to endorse, or not endorse, the compensation paid or provided to our executive officers, and our executive compensation policies and practices, as described in this proxy statement by voting on the following resolution:

> "Resolved, that the compensation paid or provided to executive officers of ECB Bancorp, Inc. (ECB) and its subsidiary, and ECB's and its subsidiary's executive compensation policies and practices, as described in the tabular and narrative compensation disclosures contained in ECB's proxy statement for its 2010 Annual Meeting, hereby are endorsed and approved."

The vote by our shareholders will be an advisory vote. As provided in the CPP Rules, it will not be binding on our Board of Directors or Compensation Committee or overrule or affect any previous action or decision by the Board or Committee or any compensation previously paid or awarded. Neither will it obligate the Board or Committee to any particular course of action in the future, nor create or imply any additional duty on the part of the Board or Committee. However, the Board and Compensation Committee will take the voting results on the proposed resolution into account when considering future executive compensation matters. Our shareholders approved a similar say-on-pay proposal at our 2009 Annual Meeting.

Our Executive Compensation Program

Our executive compensation program is administered by the Compensation Committee of our Board of Directors. Each year, the Committee reviews the total compensation of each of our executive officers, determines the level of compensation for each officer that it believes is reasonable, and makes recommendations to our Board of Directors regarding salary increases and other forms of compensation for our officers. The Board approves all executive officer salaries and other forms of compensation. Additional information regarding the Committee is contained in this proxy statement under the caption "Compensation Committee."

In formulating its recommendations, the Committee periodically compares our executive officers' compensation to that of executive officers at other similarly-sized banks and financial institutions throughout the United States, in the southeastern United States, and in North Carolina. However, the process of making salary changes, and approving other forms of compensation, is largely subjective. Other than in connection with our annual Incentive Award Plan, there currently are no specific measures, criteria or formulae by which the base salaries or other compensation of our executive officers are directly tied to individual performance or our financial and operating performance. The Committee tries to use its own experience and common sense to determine what it believes is reasonable compensation for each executive officer and to attempt to strike a balance between the interests of our officers and those of our shareholders.

Most actions have unintended consequences, and compensation is no exception. Any compensation program, and particularly any incentive program, offers both opportunities and pitfalls and has elements of both art and science. As a result, our Committee attempts to monitor the effect that our programs have on our officers and employees and to construct and tailor our compensation and incentives so that they have the desired effects. The Committee periodically reviews all our and the Bank's compensation plans to determine whether there are potential areas of risk that reasonably could be expected to have a material adverse effect on our business and financial results and to ensure continued oversight and mitigation of risk within our compensation practices.

The components of our executive compensation program are generally described below. Additional information about each component, and the specific amounts or values of each of those forms of compensation that we paid or provided to our Chief Executive Officer and other named executive officers for 2009, 2008 and 2007, are included in the tabular and narrative compensation disclosures in this proxy statement under the heading "Executive Compensation."

Base Salary and Cash Incentive Awards. We attempt to pay reasonable base salaries to our executive officers, and we have an Incentive Plan that is designed to provide opportunities for officers to receive additional cash compensation each year. The amounts of cash awards they may receive under the Plan are based primarily on the extent to which we achieve goals set by our Board with respect to various measures of corporate financial performance and the officers' individual performance. If our financial performance does not meet the Board's minimum expectations, no cash awards are paid, although the Board sometimes awards bonuses to selected officers and employees outside of the Plan in recognition of their individual performance. Like most financial institutions, our recent financial performance has been negatively affected by the decline in the economy and disruption in the financial markets. As a result, for 2008 and 2007, we did not meet the minimum goals set under the Incentive Plan and no awards were paid, and our Compensation Committee suspended the Incentive Plan for 2009. For similar reasons, only one of our named executive officers listed in the Summary Compensation Table above received a salary increase for 2009.

In addition to requiring non-binding shareholder votes on the compensation paid to our executive officers, the CPP Rules prohibit us from paying or accruing any bonus, retention award or incentive compensation to our most highly compensated employee.

Stock Options and Restricted Stock Awards. Under our 2008 Omnibus Equity Plan, options to buy shares of our common stock, and awards of restricted shares of common stock, are granted from time to time to our executive officers. The goals of those awards are to (1) align a portion of our officers' compensation more closely with the interests of our shareholders, and help ensure that officers make decisions with a shareholder's perspective, and (2) help us retain our officers through the vesting schedules and forfeiture provisions that apply to the awards. In general, the values of equity awards increase only if the market value of our common stock held by our shareholders increases. Restricted stock awards are outright grants of shares and, as a result, those awards have an initial value that rises and falls with the market value of our common stock. However, stock options are granted with exercise prices based on the market values of our common stock at the time the options are granted. As a result, stock options have no value to officers unless the market value of our common stock rises and remains above the exercise prices of the stock covered by the options. As is the case with the stocks of most financial institutions, the market value of our common stock and, thus, the value of our shareholders' investments, has declined significantly during the past two years. As a result, the value to our officers of their outstanding restricted stock awards has declined, and a majority of the outstanding stock options held by our executive officers currently have no value to the officers because the exercise prices of the options exceed the current market value of the underlying shares.

Retirement Benefits. We do not have a qualified defined benefit pension plan, but we do provide a Section 401(k) defined contribution plan for all our employees and under which we make matching contributions to participants' accounts. As a supplement to benefits under that Plan, in 2002 we entered into separate Supplemental Retirement Plan Agreements with certain of our executive officers. The purpose of those agreements is to make our executive compensation program more competitive, and to encourage and reward our executive officers' long-term service, by supplementing the retirement benefits they can accumulate under the Section 401(k) plan. We also have purchased life insurance policies on the lives of our executive officers. At their deaths, the officers' beneficiaries or estates will receive a portion of the death benefits under their policies. However, we own the policies, and the remaining policy proceeds, including the full cash value of each policy, will be paid to the Bank at the officers' deaths.

Change in Control Agreements. As described above under the caption "Potential Payments Upon Termination of Employment or a Change of Control," we have agreements with our executive officers under which the Bank, or its successor, would be required to make payments to an officer based on a formula described in the agreements if his employment is terminated without cause within stated periods of time following a change in control of the Bank. An officer also would be entitled to a payment if certain other "termination events" occur following a change in control and he voluntarily terminates his own employment. By providing this financial protection, we believe those agreements help us maintain an environment in which there is less risk that our officers' objectivity will be compromised if they are faced with the prospect of a change in control. The arrangements provide for relatively short protection periods following a change in control (18 months in the case of our current Chief Executive Officer, and three months in the case of our other named executive officers), and they include a "double trigger" mechanism which would permit an acquiring company to avoid being required to make a payment by continuing to employ our executive officers following a change in control and treating them fairly during the protection period. We believe those features would help to minimize any discount that an acquiring company might factor into the amount it offers to pay our shareholders in an acquisition transaction as a result of these arrangements, while still providing some protection to our officers.

The CPP Rules prohibit payments to our senior executive officers, or to certain of our other employees, in connection with any termination of their employment for any reason, other than payments relating to services already performed or benefits already accrued. As a result, and without regard to the terms of these agreements, we could not make any severance or change in control payments to our named executive officers as a result of a termination of their employment that occurs while we remain a CPP participant.

Our Board of Directors believes that our executive compensation policies and practices are based on a pay-for-performance philosophy and are aligned with our shareholders' long-term interests, and it recommends that you vote "FOR" Proposal 2.

To be approved, the number of votes cast in person and by proxy at the Annual Meeting in favor of the proposal must exceed the number of votes cast against it.

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

Appointment of Independent Accountants

Our Audit Committee has selected our current independent accounting firm, Dixon Hughes PLLC, to serve as our independent accountants for 2010. The Committee's charter gives it the responsibility and authority to select and appoint our independent accountants and to approve their compensation and terms of the engagement under which they provide services to us. Our shareholders are not required by our Bylaws or the law to ratify the Committee's selection. However, we will submit a proposal to ratify the appointment of Dixon Hughes PLLC for 2010 for voting by shareholders at the Annual Meeting as a matter of good corporate practice and as a way for shareholders to be heard in the selection process. Representatives of Dixon Hughes PLLC are expected to attend the Annual Meeting and be available to respond to appropriate questions, and they will have an opportunity to make a statement if they desire to do so. If our shareholders do not ratify the Audit Committee's selection, the Committee will reconsider its decision, but it could choose to reaffirm its appointment of Dixon Hughes PLLC. Even if our shareholders vote to ratify the Committee's selection, during the year the Committee could choose to appoint different independent accountants at any time if it determines that a change would be in our best interests.

Our Board of Directors recommends that you vote "FOR" Proposal 3. To be approved, the number of votes cast in person and by proxy at the Annual Meeting in favor of the proposal must exceed the number of votes cast against it.

Services and Fees During 2009 and 2008

Except as described below, under its current procedures the Audit Committee specifically pre-approves all audit services and other services provided by our independent accountants. In the case of tax services and other permissible non-audit services, the Committee has delegated authority to its Chairman to pre-approve services between Committee meetings. Any approval of services by the Chairman is communicated to the full Committee at its next regularly scheduled meeting. The Committee also may authorize management to obtain tax services from our accountants from time to time during the year up to a specified aggregate amount of fees. Requests for tax advice or services in addition to that amount would require further approval.

As our independent accountants for 2009 and 2008, Dixon Hughes PLLC provided us with various audit and other services for which we and the Bank were billed, or expect to be billed, for fees as described below. Our Audit Committee considers whether the provision of non-audit services by our independent accountanting firm is compatible with maintaining its independence. The Committee believes that non-audit services provided by Dixon Hughes PLLC during 2009 did not affect its independence.

The following table lists aggregate amounts of fees paid, or that we expect to pay, to Dixon Hughes PLLC for audit services for 2009 and 2008, and fees paid for other services they provided during 2009 and 2008.

Type of Fees and Description of Services	2009	2008
Audit Fees, including fees for audits of our consolidated financial statements, reviews of our condensed interim consolidated financial statements included in our quarterly reports, and audits of our internal control over financial reporting	$187,190	$191,700
Audit-Related Fees, including fees for audits of our 401(k) plan and financial accounting consultations	17,900	13,625
Tax Fees, including fees for preparation of Form 5500s in connection with our benefit plans, assistance with estimated tax payments, and preparation of our tax returns; and, for 2008 only, assistance with an IRS tax examination	46,530	43,675
All Other Fees	-0-	-0-

PROPOSALS FOR 2011 ANNUAL MEETING

Any proposal of a shareholder, other than a nomination for election as a director, intended to be presented for action at our 2011 Annual Meeting must be received by our Corporate Secretary in writing at our address listed below no later than November 24, 2010, to be considered timely received for inclusion in the proxy statement and form of appointment of proxy that we will distribute in connection with that meeting. In order for a proposal to be included in our proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value of shares of our common stock entitled to be voted on that proposal at the meeting and must have held those shares for a period of at least one year and continue to hold them through the date of the meeting. Also, the proposal and the shareholder submitting it must comply with certain other eligibility and procedural requirements contained in rules of the Securities and Exchange Commission.

Written notice of a shareholder proposal (other than a nomination) intended to be presented at our 2011 Annual Meeting, but not intended to be included in our proxy statement and form of appointment of proxy, must be received by our Corporate Secretary at our address listed below no later than February 7, 2011, in order for that proposal to be considered timely received for purposes of the Proxies' discretionary authority to vote on other matters presented for action by shareholders at that meeting.

Under our Bylaws, at a meeting of our shareholders at which directors will be elected, nominations for election to our Board of Directors may be made by our Board or by a shareholder of record who is entitled to vote at the meeting if written notice of the shareholder's nomination has been delivered to our Corporate Secretary at our address listed below not later than the close of business on the fifth business day following the date on which notice of the meeting is first given to shareholders.

The required notice of a nomination must include: (1) the name and address of the shareholder who intends to make the nomination and of the person to be nominated; (2) a representation that the shareholder is a holder of record of shares of our common stock entitled to vote at the meeting and that he or she intends to appear in person or by proxy at the meeting to nominate the person named in the notice; (3) a description of all arrangements or understandings between the shareholder and the nominee and any other persons (naming those persons) pursuant to which the nomination is to be made by the shareholder; (4) all other information regarding the nominee that would be required to be included in a proxy statement filed under the proxy rules of the Securities and Exchange Commission if the nominee had been nominated by our Board; and (5) the written consent of the nominee to serve as a director if elected. Only persons who are nominated in the manner described in our Bylaws are eligible to be elected as directors at meetings of our shareholders, and the Chairman of a meeting of our shareholders may refuse to acknowledge a nomination that is not made in compliance with the procedures set out in our Bylaws.

The notices described above should be mailed to:

ECB Bancorp, Inc.
Attention: Corporate Secretary
Post Office Box 337
Engelhard, North Carolina 27824

ANNUAL REPORT ON FORM 10-K

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file periodic reports and other information about our company with the Securities and Exchange Commission, including annual reports, quarterly reports and proxy statements. You may review information that we file electronically with the SEC on the SEC's Internet website at *www.sec.gov*. Our own Internet website (*www.ecbbancorp.com*) contains a link to the SEC's website.

A copy of our 2009 Annual Report on Form 10-K as filed with the Securities and Exchange Commission accompanies this proxy statement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File No. 0-24753

ECB BANCORP, INC.

(Name of Registrant as specified in its charter)

North Carolina	**56-2090738**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Post Office Box 337
Engelhard, North Carolina 27824
(Address of principal executive offices, including Zip Code)

(252) 925-9411
Registrant's telephone number, including area code

Securities registered under Section 12(b) of the Act:	**Common Stock, $3.50 par value per share**
Name of exchange on which registered:	**The NASDAQ Global Market**
Securities registered under Section 12(g) of the Act:	**None**
	(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter.

$43,254,744

On March 6, 2010, there were 2,849,841 outstanding shares of Registrant's common stock.

Documents Incorporated by Reference

Portions of Registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with its 2010 Annual Meeting are incorporated into Part III of this Report.

PART I

When used in this Report, the terms "we," "us," "our" and similar terms refer to the registrant, ECB Bancorp, Inc. The term "Bank" refers to our bank subsidiary, The East Carolina Bank.

Item 1. Business.

General

We are a North Carolina corporation organized during 1998 by the Bank and at the direction of its Board of Directors to serve as the Bank's parent holding company. We operate as a bank holding company registered with the Federal Reserve Board, and our primary business activity is owning the Bank and promoting its banking business. Through the Bank, we engage in a general, community-oriented commercial and consumer banking business.

The Bank is an insured, North Carolina-chartered bank that was founded in 1919. Its deposits are insured under the FDIC's Deposit Insurance Fund to the maximum amount permitted by law, and it is subject to supervision and regulation by the FDIC and the North Carolina Commissioner of Banks.

Like other community banks, our net income depends primarily on our net interest income, which is the difference between the interest income we earn on loans, investment assets and other interest-earning assets, and the interest we pay on deposits and other interest-bearing liabilities. To a lesser extent, our net income also is affected by non-interest income we derive principally from fees and charges for our services, as well as the level of our non-interest expenses, such as expenses related to our banking facilities and salaries and employee benefits.

Our operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of small and medium-sized businesses and individuals in our banking markets, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (primarily the rates paid on competing investments), account maturities and the levels of personal income and savings in our banking markets.

Our and the Bank's headquarters are located at 35050 U.S. Highway 264 East in Engelhard, North Carolina, and our telephone number at that address is (252) 925-9411.

Business Offices and Banking Markets

The Bank has 24 full-service banking offices located in thirteen North Carolina counties. Our banking markets are located east of the Interstate Highway 95 corridor in portions of the Coastal Plain region of North Carolina which extends from the Virginia border along the coast of North Carolina to the South Carolina border. Within that region, we subdivide our banking markets into four banking regions. The following table lists our branch offices in each banking region.

Region	Branches	County
Outer Banks Region	Currituck	Currituck
	Southern Shores/ Kitty Hawk	Dare
	Nags Head	Dare
	Manteo	Dare
	Avon	Dare
	Hatteras	Dare
	Ocracoke	Hyde
Central Region	Greenville (three offices)	Pitt
	Winterville	Pitt
	Washington	Beaufort
Inner Banks Region	Engelhard	Hyde
	Swan Quarter	Hyde
	Fairfield	Hyde
	Williamston	Martin
	Columbia	Tyrrell
	Creswell	Washington
	Hertford	Perquimans
Coastal Region	Wilmington	New Hanover
	Ocean Isle Beach	Brunswick
	Leland	Brunswick
	Morehead City	Carteret
	New Bern	Craven

Competition

Commercial banking in North Carolina is highly competitive, due in large part to our state's early adoption of statewide branching. Over the years, federal and state legislation (including the elimination of restrictions on interstate banking) has heightened the competitive environment in which all financial institutions conduct their business, and competition among financial institutions of all types has increased significantly.

Banking also is highly competitive in our banking markets, and customers tend to aggressively "shop" the terms of both their loans and deposits. We compete with other commercial banks, savings banks and credit unions, including banks headquartered or controlled by companies headquartered outside of North Carolina but that have offices in our banking markets. According to the most recent market share data published by the FDIC, on June 30, 2009 there were 307 offices of 33 different FDIC-insured depository institutions (including us) in the 13 counties in which we have banking offices. Three of those banks (Wachovia, BB&T and First-Citizens Bank) controlled an aggregate of approximately 52% of all deposits in the 13-county area held by those 3 institutions, while we held approximately 6% of total deposits.

We believe community banks can compete successfully by providing personalized service and making timely, local decisions, and that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from customers of other financial institutions who become dissatisfied as their financial institutions grow larger. Additionally, we believe continued growth in our banking markets provides us with an opportunity to capture new deposits from new residents.

Almost all our customers are small- and medium-sized businesses and individuals. We try to differentiate ourselves from our larger competitors with our focus on relationship banking, personalized service, direct customer contact, and our ability to make credit and other business decisions locally. We also depend on our reputation as a community bank in our banking markets, our involvement in the communities we serve, the experience of our senior management team, and the quality of our associates. We believe that our focus allows us to be more responsive to our customers' needs and more flexible in approving loans based on collateral quality and personal knowledge of our customers.

Services

Our banking operations are primarily retail oriented and directed toward small- and medium-sized businesses and individuals located in our banking markets. We derive the majority of our deposits and loans from customers in our banking markets, but we also make loans and have deposit relationships with commercial and consumer customers in areas surrounding our immediate banking markets. We also market certificates of deposit by advertising our deposit rates on an Internet certificate of deposit network, and we accept "brokered" deposits. We provide most traditional commercial and consumer banking services, but our principal activities are taking demand and time deposits and making commercial and consumer loans. Our primary source of revenue is interest income we derive from our lending activities.

Lending Activities

General. We make a variety of commercial and consumer loans to small- and medium-sized businesses and individuals for various business and personal purposes, including term and installment loans, business and personal lines of credit, equity lines of credit and overdraft checking credit. For financial reporting purposes, our loan portfolio generally is divided into real estate loans, consumer installment loans, commercial and industrial loans (including agricultural production loans), and credit cards and related plans. We make credit card services available to our customers through a correspondent relationship. Statistical information about our loan portfolio is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Real Estate Loans. Our real estate loan classification includes all loans secured by real estate. Real estate loans include loans made to purchase, construct or improve residential or commercial real estate, for real estate development purposes, and for various other commercial, agricultural and consumer purposes (which may or may not be related to our real estate collateral). On December 31, 2009, loans amounting to approximately 79.8% of our loan portfolio were classified as real estate loans. We do not make long-term residential mortgage loans ourselves, but we originate loans of that type which are funded by and closed in the name of other lenders. Those arrangements permit us to make long-term residential loans available to our customers and generate fee income but avoid risks associated with those loans in our loan portfolio.

Commercial real estate and construction loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Repayment of commercial real estate loans may depend on the successful operation of income producing properties, a business, or a real estate project and, therefore, may, to a greater extent than in the case of other loans, be subject to the risk of adverse conditions in the economy generally or in the real estate market in particular.

Construction loans involve special risks because loan funds are advanced on the security of houses or other improvements that are under construction and are of uncertain value before construction is complete. For that reason, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. To reduce these risks, we generally limit loan amounts to 85% of the projected "as built" appraised values of our collateral on completion of construction. For larger projects, we include amounts for contingencies in our construction cost estimates. We generally require a qualified permanent financing commitment from an outside lender unless we have agreed to convert the construction loan to permanent financing ourselves.

On December 31, 2009, our construction and acquisition and development loans (consumer and commercial) amounted to approximately 21.8% of our loan portfolio, and our other commercial real estate loans amounted to approximately 34.5% of our loan portfolio.

Our real estate loans also include home equity lines of credit that generally are used for consumer purposes and usually are secured by junior liens on residential real property. Our commitment on each line is for a term of 15 years. During the terms of the lines of credit, borrowers may either pay accrued interest only (calculated at variable interest rates), with their outstanding principal balances becoming due in full at the maturity of the lines, or they may make monthly payments of principal and interest equal to 1.5% of their outstanding balances. On December 31, 2009, our home equity lines of credit amounted to approximately 5.3% of our loan portfolio.

Many of our real estate loans, while secured by real estate, were made for purposes unrelated to the real estate collateral. This generally reflects our efforts to reduce credit risk by taking real estate as primary or additional collateral, whenever possible, without regard to loan purpose. Substantially all of our real estate loans are secured by real property located in or near our banking markets. Our real estate loans may be made at fixed or variable interest rates, and they generally have maturities that do not exceed five years and provide for payments based on amortization schedules of less than twenty years. A real estate loan with a maturity of more than five years or that is based on an amortization schedule of more than five years generally will include contractual provisions that allow us to call the loan in full, or provide for a "balloon" payment in full, at the end of a period of no more than five years.

Consumer Installment Loans. Our consumer installment loans consist primarily of loans for various consumer purposes, as well as the outstanding balances of non-real estate secured consumer revolving credit accounts. A majority of these loans are secured by liens on various personal assets of the borrowers, but they also may be made on an unsecured basis. On December 31, 2009, our consumer installment loans made up approximately 0.7% of our loan portfolio, and approximately 16.0% of the aggregate outstanding balances of those loans were unsecured. In addition to loans classified on our books as consumer installment loans, many of our loans included in the real estate loan classification are made for consumer purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Consumer loans generally are made at fixed interest rates and with maturities or amortization schedules that generally do not exceed five years. However, consumer-purpose loans secured by real estate (and, thus, classified as real estate loans as described above) may be made for terms of up to 15 years but under terms that allow us to call the loan in full, or provide for a "balloon" payment, at the end of a period of no more than five years.

Consumer installment loans involve greater risks than other loans, particularly in the case of loans that are unsecured or secured by depreciating assets. When damage or depreciation reduces the value of our collateral below the unpaid balance of a defaulted loan, repossession may not result in repayment of the entire outstanding loan balance. The resulting deficiency may not warrant further substantial collection efforts against the borrower. In connection with consumer lending in general, the success of our loan collection efforts is highly dependent on the continuing financial stability of our borrowers, and our collection of consumer installment loans may be more likely to be adversely affected by a borrower's job loss, illness, personal bankruptcy or other change in personal circumstances than is the case with other types of loans.

Commercial and Industrial Loans. Our commercial and industrial loan classification includes loans to small- and medium-sized businesses and individuals for working capital, equipment purchases and various other business and agricultural purposes. This classification excludes any loan secured by real estate. These loans generally are secured by business assets, such as inventory, accounts receivable, equipment or similar assets, but they also may be made on an unsecured basis. On December 31, 2009, our commercial and industrial loans made up approximately 15.8% of our loan portfolio, and approximately 16.0% of the aggregate outstanding balances of those loans represented unsecured loans. Those loans included approximately $25.5 million, or approximately 4.4% of our total loans, to borrowers engaged in agriculture, commercial fishing or seafood-related businesses. In addition to loans classified on our books as commercial and industrial loans, many of our loans included in the real estate loan classification are made for commercial or agricultural purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Commercial and industrial loans may be made at variable or fixed rates of interest. However, any loan that has a maturity or amortization schedule of longer than five years normally will be made at an interest rate that varies with our prime lending rate and will include contractual provisions that allow us to call the loan in full, or provide for a "balloon" payment in full, at the end of a period of no more than five years. Commercial and industrial loans typically are made on the basis of the borrower's ability to make repayment from business cash flow. As a result, the ability of borrowers to repay commercial loans may be substantially dependent on the success of their businesses, and the collateral for commercial loans may depreciate over time and cannot be appraised with as much precision as real estate.

Loan Pricing. We price our loans under policies established as a part of our asset/liability management function. For larger loans, we use a pricing model developed by an outside vendor to reduce our exposure to interest rate risk on fixed and variable rate loans that have maturities of longer than three years. On December 31, 2009, approximately 60.0% of the total dollar amount of our loans accrued interest at variable rates.

Loan Administration and Underwriting. We make loans based, to a great extent, on our assessment of borrowers' income, cash flow, net worth, sources of repayment and character. The principal risk associated with each of the categories of our loans is the creditworthiness of our borrowers, and our loans may be viewed as involving a higher degree of credit risk than is the case with some other types of loans, such as long-term residential mortgage loans, in which greater emphasis is placed on collateral values. To manage this risk, we have adopted written loan policies and procedures, and our loan portfolio is administered under a defined process. That process includes guidelines and standards for loan underwriting and risk assessment, and procedures for loan approvals, loan grading, ongoing identification and management of credit deterioration, and portfolio reviews to assess loss exposure and to test our compliance with our credit policies and procedures.

The loan underwriting standards we use include an evaluation of various factors, including a loan applicant's income, cash flow, payment history on other debts, and ability to meet existing obligations and payments on the proposed loan. Although an applicant's creditworthiness is a primary consideration in the loan approval process, our underwriting process for secured loans also includes analysis of the value of the proposed collateral in relation to the proposed loan amount. We consider the value of collateral, the degree of certainty of that value, the marketability of the collateral in the event of foreclosure or repossession, and the likelihood of depreciation in the collateral value.

Our Board of Directors has approved levels of lending authority for lending and credit personnel based on our aggregate credit exposure to a borrower. A loan that satisfies the Bank's loan policies and is within a lending officer's assigned authority may be approved by that officer alone. Loans involving aggregate credit exposures in excess of a lending officer's authority may be approved by a Credit Policy Officer in our Loan Administration Department up to the amount of that officer's authority. Above those amounts, a secured or unsecured loan involving an aggregate exposure to a single relationship of up to $2 million may be approved either by our Chief Executive Officer, Chief Operating Officer, Chief Revenue Officer or Chief Credit Officer, and a loan involving an aggregate exposure to a single relationship of up to $3 million may be approved by our General Loan Committee which consists of our Chief Executive Officer, Chief Operating Officer, Chief Revenue Officer and Chief Credit Officer. A loan that exceeds the approval authority of that Committee, and, notwithstanding the above credit authorities, any single loan in excess of $2 million, must be approved by the Executive Committee of our Board of Directors.

When a loan is made, our lending officer handling that loan assigns it a grade based on various underwriting and other criteria under our risk grading procedures. Any proposed loan that grades below a threshold set by our Board of Directors must be reviewed by a Credit Policy Officer before it can be made, even if the loan amount is within the loan officer's approval authority. The grades assigned to loans we make indicate the level of ongoing review and attention we will give to those loans to protect our position and reduce loss exposure.

After loans are made, they are reviewed by our Loan Administration personnel for adequacy of contract documentation, compliance with regulatory requirements, and documentation of compliance with our loan underwriting criteria. Also, our Credit Policy Officers conduct detailed reviews of selected loans based on various criteria, including loan type, amount, collateral, and borrower identity, and the particular lending officer's or branch's lending history. These reviews include at least 10% of the loans made by each lending officer. All loans involving an aggregate exposure of $2 million or more ultimately are reviewed after funding by the Executive Committee of our Board of Directors. Each loan involving an aggregate exposure of more than $350,000 is required to be reviewed at least annually by the lending officer who originated the loan, and those reviews are monitored by a Credit Policy Officer. Loan Administration personnel also periodically review various loans based on various criteria, and we retain the services of an independent credit risk management consultant to annually review our problem loans, a random sampling of performing loans related to our larger aggregate credit exposures, and selected other loans.

During the life of each loan, its grade is reviewed and validated or modified to reflect changes in circumstances and risk. We generally place a loan on a nonaccrual status when it becomes 90 days past due or whenever we believe collection of that loan has become doubtful. We charge off loans when the collection of principal and interest has become doubtful and the loans no longer can be considered sound collectible assets (or, in the case of unsecured loans, when they become 90 days past due).

Our Special Assets Manager, who reports directly to our Chief Credit Officer, monitors the overall performance of our loan portfolio, monitors the collection activities of our lending officers, and directly supervises collection actions that involve legal action or bankruptcies.

Allowance for Loan Losses. Our Board of Directors reviews all impaired loans at least quarterly, and our management reviews asset quality trends monthly. Based on these reviews and our current judgments about the credit quality of our loan portfolio and other relevant internal and external factors, we have established an allowance for loan losses. The adequacy of the allowance is assessed by our management monthly and reviewed by our Board of Directors each quarter. On December 31, 2009, our allowance was $9.7 million and amounted to 1.7% of our total loans and approximately 66% of our nonperforming loans.

On December 31, 2009, our nonperforming loans (consisting of non-accrual loans, loans past due greater than 90 days and still accruing interest, and restructured loans) amounted to approximately $14.7 million, and we had $5.4 million of other real estate owned and repossessed collateral acquired in settlement of loans on our books. (See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

Seasonality and Cycles

Because the local economies of communities in our Outer Banks, Inner Banks, and Coastal Regions depend, to a large extent, on tourism and agribusiness (including seafood related businesses), historically there has been an element of seasonality in our business in those regions. However, more recently, the extent to which seasonality affects our business has diminished somewhat, largely as a result of a shift away from the seasonal population growth that once characterized many of our coastal communities and toward a more year-round economy resulting from increasing numbers of permanent residents and retirees relocating to these markets. The seasonal patterns that once characterized agribusiness also have been lessened with agricultural product diversification, the year round marketing and sales of agricultural commodities, and agribusiness tax and financial planning.

The current real estate cycle has been trending downward in most of the Bank's markets. This downward trend has and will continue to have an impact on the real estate lending of the Bank. Continued emphasis will be placed on the customer's ability to generate sufficient cash flow to support their total credit exposure rather than reliance upon the underlying value of the real estate being held as collateral for those loans.

We do not believe we have any one customer from whom more than 10% of our revenues are derived. However, we have multiple customers, commercial and retail, that are directly or indirectly affected by, or engaged in businesses related to, the tourism and agribusiness industries and that, in the aggregate, historically have provided greater than 10% of our revenues.

Deposit Activities

Our deposit services include business and individual checking accounts, NOW accounts, money market checking accounts, savings accounts and certificates of deposit. We monitor our competition in order to keep the rates paid on our deposits at a competitive level. On December 31, 2009, our time deposits of $100,000 or more amounted to approximately $198.4 million, or approximately 26.3% of our total deposits. We derive the majority of our deposits from within our banking market. However, we also accept deposits through deposit brokers and market our certificates of deposit by advertising our deposit rates on an Internet certificate of deposit network, and we generate a significant amount of out-of-market deposits in that manner. Although we accept these deposits primarily for liquidity purposes, we also use them to manage our interest rate risk. On December 31, 2009, our out-of-market deposits amounted to approximately $172.3 million, or approximately 22.8% of our total deposits and approximately 34.5% of our total certificates of deposit.

Statistical information about our deposit accounts is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Investment Portfolio

On December 31, 2009, our investment portfolio totaled approximately $239.3 million and included municipal securities, corporate notes, mortgage-backed securities guaranteed by the Government National Mortgage Association or issued by the Federal National Mortgage Corporation and Federal Home Loan Mortgage Corporation (including collateralized mortgage obligations), securities issued by U.S. government-sponsored enterprises and agencies and equity securities. We have classified all of our securities as "available-for-sale," and we analyze their performance at least quarterly. Our securities have various interest rate features, maturity dates and call options.

Statistical information about our investment portfolio is contained in Item 7 of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

On December 31, 2009, the Bank employed 211 full-time employees (including our executive officers), and 11 part-time employees. We have no separate employees of our own. The Bank is not party to any collective bargaining agreement with its employees, and we consider the Bank's relations with its employees to be good.

Supervision and Regulation

Our business and operations are subject to extensive federal and state governmental regulation and supervision. The following is a summary of some of the basic statutes and regulations that apply to us. However, it is not a complete discussion of all the laws that affect our business, and it is qualified in its entirety by reference to the particular statutory or regulatory provision or proposal being described.

General. We are a bank holding company registered with the Federal Reserve Board (the "FRB") under the Bank Holding Company Act of 1956, as amended (the "BHCA"). We are subject to supervision and examination by, and the regulations and reporting requirements of, the FRB. Under the BHCA, a bank holding company's activities are limited to banking, managing or controlling banks, or engaging in other activities the FRB determines are closely related and a proper incident to banking or managing or controlling banks.

The BHCA prohibits a bank holding company from acquiring direct or indirect control of more than 5.0% of the outstanding voting stock, or substantially all of the assets, of any financial institution, or merging or consolidating with another bank holding company or savings bank holding company, without the FRB's prior approval. Additionally, the BHCA generally prohibits bank holding companies from engaging in a nonbanking activity, or acquiring ownership or control of more than 5.0% of the outstanding voting stock of any company that engages in a nonbanking activity, unless that activity is determined by the FRB to be closely related and a proper incident to banking. In approving an application to engage in a nonbanking activity, the FRB must consider whether that activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

The law imposes a number of obligations and restrictions on a bank holding company and its insured bank subsidiaries designed to minimize potential losses to depositors and the FDIC insurance funds. For example, if a bank holding company's insured bank subsidiary becomes "undercapitalized," the bank holding company is required to guarantee the bank's compliance (subject to certain limits) with the terms of any capital restoration plan filed with its federal banking agency. A bank holding company is required to serve as a source of financial strength to its bank subsidiaries and to commit resources to support those banks in circumstances in which, absent that policy, it might not do so. Under the BHCA, the FRB may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary if the FRB determines that the activity or control constitutes a serious risk to the financial soundness and stability of a bank subsidiary of a bank holding company.

The Bank is an insured, North Carolina-chartered bank. Its deposits are insured under the FDIC's Deposit Insurance Fund, and it is subject to supervision and examination by, and the regulations and reporting requirements of, the FDIC and the North Carolina Commissioner of Banks (the "Commissioner"). The Bank is not a member of the Federal Reserve System.

As an insured bank, the Bank is prohibited from engaging as a principal in an activity that is not permitted for national banks unless (1) the FDIC determines that the activity would pose no significant risk to the deposit insurance fund and (2) the Bank is in compliance with applicable capital standards. Insured banks also are prohibited generally from directly acquiring or retaining any equity investment of a type or in an amount not permitted for national banks.

The Commissioner and the FDIC regulate all areas of the Bank's business, including its payment of dividends and other aspects of its operations. They conduct regular examinations of the Bank, and the Bank must furnish periodic reports to the Commissioner and the FDIC containing detailed financial and other information about its affairs. The

Commissioner and the FDIC have broad powers to enforce laws and regulations that apply to the Bank and to require corrective action of conditions that affect its safety and soundness. These powers include, among others, issuing cease and desist orders, imposing civil penalties, removing officers and directors, and otherwise intervening in the Bank's operation and management if examinations of the Bank and the reports it files indicate the need to do so.

The Bank's business also is influenced by prevailing economic conditions and governmental policies, both foreign and domestic, and, though it is not a member bank of the Federal Reserve System, by the monetary and fiscal policies of the FRB. The FRB's actions and policy directives determine to a significant degree the cost and availability of funds the Bank obtains from money market sources for lending and investing, and they also influence, directly and indirectly, the rates of interest the Bank pays on its time and savings deposits and the rates it charges on commercial bank loans.

Gramm-Leach-Bliley Act. The federal Gramm-Leach-Bliley Act enacted in 1999 (the "GLB Act") dramatically changed various federal laws governing the banking, securities and insurance industries.

The GLB Act permitted bank holding companies to become "financial holding companies" and, in general (1) expanded opportunities to affiliate with securities firms and insurance companies; (2) overrode certain state laws that would prohibit certain banking and insurance affiliations; (3) expanded the activities in which banks and bank holding companies may participate; (4) requires that banks and bank holding companies engage in some activities only through affiliates owned or managed in accordance with certain requirements; and (5) reorganized responsibility among various federal regulators for oversight of certain securities activities conducted by banks and bank holding companies.

The GLB Act expanded opportunities for us and the Bank to provide other services and obtain other revenues. However, this expanded authority also presents challenges as our larger competitors are able to expand their services and products into areas that are not feasible for smaller, community oriented financial institutions. To date we have not elected to become a "financial holding company."

Payment of Dividends. Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the same limitations that apply to the Bank.

In general, the Bank may pay dividends only from its undivided profits. However, if its surplus is less than 50% of its paid-in capital stock, the Bank's directors may not declare any cash dividend until it has transferred to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock.

Federal law prohibits the Bank from making any capital distributions, including paying a cash dividend, if it is, or after making the distribution it would become, "undercapitalized" as that term is defined in the Federal Deposit Insurance Act (the "FDIA"). Also, if in the FDIC's opinion an insured bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the FDIC may require, after notice and hearing, that the bank cease and desist from that practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. (See "—Prompt Corrective Action" below.) The FDIC has issued policy statements which provide that insured banks generally should pay dividends only out of their current operating earnings. Also, under the FDIA no dividend may be paid by an FDIC-insured bank while it is in default on any assessment due the FDIC. The Bank's payment of dividends also may be affected or limited by other factors, such as events or circumstances that lead the FDIC to require the Bank to maintain its capital above regulatory guidelines.

In the future, our ability to declare and pay cash dividends will be subject to our Board of Directors' evaluation of our operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations. See "—U.S. Treasury's TARP Capital Purchase Program" below for a discussion of additional restrictions on our ability to pay dividends.

Capital Adequacy. We and the Bank are required to comply with the FRB's and FDIC's capital adequacy standards for bank holding companies and insured banks. The FRB and FDIC have issued risk-based capital and leverage capital guidelines for measuring capital adequacy, and all applicable capital standards must be satisfied for us or the Bank to be considered in compliance with regulatory capital requirements.

Under the risk-based capital guidelines, the minimum ratio ("Total Capital Ratio") of an entity's total capital ("Total Capital") to its risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of "Tier 1 Capital." Tier 1 Capital includes common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remaining Total Capital may consist of "Tier 2 Capital" which includes certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of loan loss reserves. A bank or bank holding company that does not satisfy minimum capital requirements may be required to adopt and implement a plan acceptable to its federal banking regulator to achieve an adequate level of capital.

Under the leverage capital measure, the minimum ratio (the "Leverage Capital Ratio") of Tier 1 Capital to average assets, less goodwill and various other intangible assets, is 3.0% for entities that meet specified criteria, including having the highest regulatory rating. All other entities generally are required to maintain an additional cushion of 100 to 200 basis points above the stated minimum. The guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels without significant reliance on intangible assets. A bank's "Tangible Leverage Ratio" (deducting all intangibles) and other indicators of capital strength also will be taken into consideration by banking regulators in evaluating proposals for expansion or new activities.

The FRB and the FDIC also consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in evaluating capital adequacy. Banks with excessive interest rate risk exposure must hold additional amounts of capital against their exposure to losses resulting from that risk. The regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank's trading activities.

The following table lists our consolidated regulatory capital ratios, and the Bank's separate regulatory capital ratios, at December 31, 2009. On that date, our capital ratios were at levels to qualify us as "well capitalized."

	Minimum Required Ratios	Required to be "Well Capitalized"	Our Consolidated Capital Ratios	The Bank's Capital Ratios
Leverage Capital Ratio (Tier 1 Capital to average assets)	3.0%	5.0%	9.59%	7.53%
Risk-based capital ratios:				
Tier 1 Capital Ratio (Tier 1 Capital to risk-weighted assets)	4.0%	6.0%	12.77%	10.03%
Total Capital Ratio (Total Capital to risk-weighted assets)	8.0%	10.0%	14.02%	11.28%

Our capital categories are determined only for the purpose of applying the "prompt corrective action" rules described below which have been adopted by the various federal banking regulators, and they do not necessarily constitute an accurate representation of overall financial condition or prospects for other purposes. A failure to meet capital guidelines could subject us to a variety of enforcement remedies under those rules, including issuance of a capital directive, termination of FDIC deposit insurance, a prohibition on taking brokered deposits, and other restrictions on our business. As described below, substantial additional restrictions can be imposed on banks that fail to meet applicable capital requirements. (See "—Prompt Corrective Action" below.)

Prompt Corrective Action. Federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized banks. Under this system, the FDIC has established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and it is required to take various mandatory supervisory actions, and is authorized to take other discretionary actions, with respect to banks in the three undercapitalized categories. The severity of any actions taken will depend on the capital category in which a bank is placed. Generally, subject to a narrow exception, current federal law requires the FDIC to appoint a receiver or conservator for a bank that is critically undercapitalized.

Under the FDIC's rules implementing the prompt corrective action provisions, an insured, state-chartered bank that (1) has a Total Capital Ratio of 10.0% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC, is considered "well capitalized." A bank with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater, is considered "adequately capitalized." A bank that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0%, is considered "undercapitalized." A bank that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0%, is considered "significantly undercapitalized," and a bank that has a tangible equity capital to assets ratio equal to or less than 2.0% is considered "critically undercapitalized." For purposes of these rules, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards (see "—Capital Adequacy" above), plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets (with various exceptions). A bank may be deemed to be in a lower capitalization category than indicated by its actual capital position if it receives an unsatisfactory examination rating.

A bank categorized as "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" is required to submit an acceptable capital restoration plan to the FDIC. An "undercapitalized" bank also is generally prohibited from increasing its average total assets, making acquisitions, establishing new branches, or engaging in new lines of business, other than in accordance with an accepted capital restoration plan or with the FDIC's approval. Also, the FDIC may treat an "undercapitalized" bank as being "significantly undercapitalized" if it determines that is necessary to carry out the purpose of the law. On December 31, 2009, our capital ratios were at levels to qualify us as "well capitalized."

Reserve Requirements. Under the FRB's regulations, all FDIC-insured banks must maintain average daily reserves against their transaction accounts. As of January 1, 2010 no reserves are required on the first $10.7 million of transaction accounts, but a bank must maintain reserves equal to 3.0% on aggregate balances between $10.7 million and $55.2 million, and reserves equal to 10.0% on aggregate balances in excess of $55.2 million. The FRB may adjust these percentages from time to time. Because our reserves must be maintained in the form of vault cash or in an account at a Federal Reserve Bank or with a qualified correspondent bank, one effect of the reserve requirement is to reduce the amount of our assets that are available for lending and other investment activities.

Federal Deposit Insurance. The Bank's deposits are insured by the FDIC to the full extent provided in the Federal Deposit Insurance Act, and the Bank pays assessments to the FDIC for that insurance coverage. Under the Act, the FDIC may terminate the Bank's deposit insurance if it finds that the Bank has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated applicable laws, regulations, rules or orders.

The Federal Deposit Insurance Reform Act of 2005 ("FDIRA") changed the Federal deposit insurance system by, among other things:

- merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the "DIF");
- raising the level of Federal deposit insurance coverage for retirement accounts to $250,000;
- establishing a range of 1.15% to 1.50% within which the FDIC must set and maintain the required reserve ratio for the DIF;
- requiring that, if the DIF reserve ratio falls, or within six months is expected to fall, below the statutorily required minimum of 1.15%, the FDIC must adopt a restoration plan that provides for the DIF to be restored; and
- eliminating restrictions on premium rates based on the DIF reserve ratio, and giving the FDIC discretion to price deposit insurance according to the risk posed to the DIF by each insured institution, regardless of the DIF reserve ratio.

During October 2008, the Emergency Economic Stabilization Act of 2008 temporarily raised the basic limit on federal deposit insurance coverage for all accounts from $100,000 to $250,000 per depositor until December 31, 2009. During May 2009, that increased coverage was extended until December 31, 2013, at which time it will return to $100,000 for all accounts other than retirement accounts for which FDIRA permanently increased the basic coverage to $250,000.

FDIC Temporary Liquidity Guarantee Program. During 2008, the FDIC implemented its Temporary Liquidity Guarantee Program (TLGP), which applies to, among others, all U.S. depository institutions insured by the FDIC and all U.S. bank holding companies, unless they have opted out of the TLGP or the FDIC has terminated their participation. We chose to participate in the TLGP. Under the original terms of the transaction account guarantee component of the TLGP, all noninterest-bearing transaction accounts would be insured in full by the FDIC until December 31, 2009, regardless of the standard maximum deposit insurance amount. During August 2009, the FDIC extended the transaction account guarantee component of the TLGP through June 30, 2010.

FDIC Insurance Assessments. Under FDIRA, the FDIC uses a revised risk-based assessment system to determine the amount of the Bank's deposit insurance assessment based on an evaluation of the probability that the DIF will incur a loss with respect to the Bank. That evaluation takes into consideration risks attributable to different categories and concentrations of the Bank's assets and liabilities and any other factors the FDIC considers to be relevant, including information obtained from the Commissioner. A higher assessment rate results in an increase in the assessments paid by the Bank to the FDIC for deposit insurance

The FDIC is responsible for maintaining the adequacy of the DIF, and the amount the Bank pays for deposit insurance is influenced not only by the assessment of the risk it poses to the DIF, but also by the adequacy of the insurance fund at any time to cover the risk posed by all insured institutions. FDIC insurance assessments could be increased substantially in the future if the FDIC finds such an increase to be necessary in order to adequately maintain the insurance fund.

During 2008, and because the DIF reserve ratio had fallen below the minimum of 1.15% mandated by FDIRA, the Board of Directors of the FDIC adopted a restoration plan to return the reserve ratio to that minimum level as required by FDIRA within five years. During February 2009, the Board amended its restoration plan to provide for the minimum DIF reserve ratio to be restored within seven years and voted to impose a special assessment on insured institutions of 20 basis points, and to increase regular assessment rates for 2009. However, during May 2009, the special assessment was reduced to 5 basis points on each insured institution's assets minus its Tier 1 capital as of June 30, 2009, but not more than 10 basis points of the institution's assessment base for the second quarter of 2009. The special assessment was payable on September 30, 2009.

During October 2009, the FDIC again amended its restoration plan to provide for the minimum DIF reserve ratio to be restored within eight years, and adopted a uniform 3 basis point increase in regular assessment rates effective January 1, 2011. During November 2009, the FDIC amended its regulations to require that insured institutions prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012 on December 30, 2009.

Restrictions on Transactions with Affiliates. The Bank is subject to the provisions of Section 23A of the Federal Reserve Act which, among other things, places limits on the amount of:

- a bank's loans or extensions of credit to, or investment in, its affiliates;
- assets a bank may purchase from affiliates, except for real and personal property exempted by the FRB;
- the amount of a bank's loans or extensions of credit to third parties collateralized by securities or obligations of the bank's affiliates; and
- a bank's issuance of a guarantee, acceptance or letter of credit for its affiliates.

The total amount of these transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. We also must comply with other provisions under Section 23A that are designed to avoid the taking of low-quality assets from an affiliate.

The Bank also is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit a bank or its subsidiaries generally from engaging in transactions with its affiliates unless those transactions are on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as would apply in comparable transactions with nonaffiliated companies.

Federal law also restricts the Bank's ability to extend credit to its and our executive officers, directors, principal shareholders and their related interests. These credit extensions (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Interstate Banking and Branching. The Bank Holding Company Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Law"), permits adequately capitalized and managed bank holding companies to acquire control of the assets of banks in any state. Acquisitions are subject to provisions that cap at 10.0% the portion of the total deposits of insured depository institutions in the United States that a single bank holding company may control, and generally cap at 30.0% the portion of the total deposits of insured depository institutions in a state that a single bank holding company may control. Under certain circumstances, states have the authority to increase or decrease the 30.0% cap, and states may set minimum age requirements of up to five years on target banks within their borders.

Subject to certain conditions, the Interstate Banking Law also permits interstate branching by allowing a bank in one state to merge with a bank located in a different state. Each state was allowed to prohibit interstate branching in that state by merger by enacting legislation to that effect. The Interstate Banking Law also permits banks to establish branches in other states by opening new branches or acquiring existing branches of other banks, provided the laws of those other states specifically permit that form of interstate branching. North Carolina has adopted statutes which, subject to conditions, authorize out-of-state bank holding companies and banks to acquire or merge with North Carolina banks and to establish or acquire branches in North Carolina.

Community Reinvestment. Under the Community Reinvestment Act (the "CRA"), an insured bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for banks, nor does it limit a bank's discretion to develop, consistent with the CRA, the types of products and services it believes are best suited to its particular community. The CRA requires the federal banking regulators, in their examinations of insured banks, to assess the banks' records of meeting the credit needs of their communities, using the ratings of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance," and to take that record into account in its evaluation of various applications by those banks. All banks are required to make public disclosure of their CRA performance ratings. We received a "satisfactory" rating in our last CRA examination during 2006.

USA Patriot Act of 2001. The USA Patriot Act of 2001 was enacted in response to the terrorist attacks that occurred in the United States on September 11, 2001. The Act is intended to strengthen the ability of U.S. law enforcement and the intelligence community to work cohesively to combat terrorism on a variety of fronts. The Act's impact on all financial institutions is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency requirements and imposes various other regulatory requirements, including standards for verifying customer identification at account opening, and rules promoting cooperation among financial institutions, regulators and law enforcement agencies in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002, which became effective on July 30, 2002, is sweeping federal legislation that addressed accounting, corporate governance and disclosure issues. The Act imposed significant new requirements on all public companies. Some provisions of the Act became effective immediately while others are still being implemented.

In general, the Sarbanes-Oxley Act mandated important new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies' reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process, and it created a new regulatory body to oversee auditors of public companies. It backed these requirements with new SEC enforcement tools, increased criminal penalties for federal mail, wire and securities fraud, and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and providing new corporate whistleblower protection.

In response to the Act, the various securities exchanges adopted listing standards that require listed companies to comply with various corporate governance requirements, including the requirement that (1) audit committees include only directors who are "independent" as defined by the SEC's and Exchanges' rules, and (2) actions on various other matters (including executive compensation and director nominations) be approved, or recommended for approval, by issuers' full boards of directors or by committees that include only "independent" directors. Because our common stock is listed on the NASDAQ Global Market, we are subject to those requirements.

The economic and operational effects of the Sarbanes-Oxley Act on public companies, including us, have been and will continue to be significant in terms of the time, resources and costs associated with compliance. Because the Act, for the most part, applies equally to larger and smaller public companies, we will continue to be presented with additional challenges as a smaller, community-oriented financial institution seeking to compete with larger financial institutions in our markets.

U.S. Treasury's Troubled Asset Relief Program (TARP) Capital Purchase Program. On January 16, 2009, we issued Series A Preferred Stock in the amount of $17,949,000 and a warrant to purchase 144,984 shares of our common stock to the U.S. Treasury as a participant in the TARP Capital Purchase Program. The Series A Preferred Stock qualifies as Tier 1 capital for purposes of regulatory capital requirements and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. Prior to January 16, 2012, unless we have redeemed all of this preferred stock or the U.S. Treasury has transferred all of this preferred stock to a third party, the consent of the U.S. Treasury will be required for us to, among other things, increase our common stock dividend above the current quarterly cash dividend of $0.1825 per share or repurchase our common stock except in limited circumstances. In addition, until the U.S. Treasury ceases to own our securities sold under the TARP Capital Purchase Program, the compensation arrangements for our senior executive officers must comply in all respects with the U.S. Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, and the rules and regulations thereunder.

Available Information

Copies of reports we file electronically with the Securities and Exchange Commission, including copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and amendments to those reports, are available free of charge through our Internet website as soon as reasonably practicable after they are filed. Our website address is www.ecbbancorp.com.

RISK FACTORS

The following paragraphs describe material risks that could affect our business. Other risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. The risks discussed below also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.

Risks Relating to our Business

- ***Difficult market conditions and economic trends have adversely affected our industry and our business.***

Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. In addition, the values of other real estate collateral supporting many loans have declined and may continue to decline. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer loan delinquencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Competition among depository institutions for deposits has increased significantly. Financial institutions have experienced decreased access to capital and to deposits or borrowings.

The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets has adversely affected most businesses and the prices of securities in general, and financial institutions in particular, and it will continue to adversely affect our business, financial condition, results of operations and stock price.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. As a result of the foregoing factors, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies have been aggressive in responding to concerns and trends identified in examinations. This increased government action may increase our costs and limit our ability to pursue certain business opportunities. We also may be required to pay even higher Federal Deposit Insurance Corporation ("FDIC") premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

We do not believe these difficult conditions are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market and economic conditions on us, our customers and the other financial institutions in our market. As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

- ***Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system or the economy.***

In response to adverse economic conditions, and instability in the financial markets and the U.S. banking system, Congress enacted the Emergency Economic Stabilization Act of 2008 ("EESA") in an attempt to restore confidence and stability to the banking system and to encourage financial institutions to increase their lending to customers and to each other. Later, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted to support the national economy and aid in economic recovery.

The provisions of EESA and ARRA are in addition to numerous other actions by the Federal Reserve, Treasury, the FDIC, the SEC and others to address the current decline in the national economy and liquidity and credit crisis that commenced in 2007. The purpose of these legislative and regulatory actions is to stabilize the U.S. banking system, support the national economy and aid in economic recovery. However, there is no assurance that EESA, ARRA and the other regulatory initiatives described above will be fully effective or have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

- ***Current levels of market volatility are unprecedented.***

The capital and credit markets have experienced volatility and disruption for more than a year, producing downward pressure on stock prices and credit availability for many issuers without regard to their underlying financial strength. This has been particularly the case with respect to financial institutions, and the market prices of the stocks of financial services companies in general, including ours, are at their lowest levels in recent history. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

- ***Our allowance for loan losses may prove to be insufficient to absorb probable losses in our loan portfolio.***

Lending money is a substantial part of our business. Every loan carries a degree of risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

- cash flow of the borrower and/or a business activity being financed;
- in the case of a collateralized loan, changes in and uncertainties regarding future values of collateral;
- the credit history of a particular borrower;
- changes in economic and industry conditions; and
- the duration of the loan.

We use underwriting procedures and criteria that we believe minimize the risk of loan delinquencies and losses, but banks routinely incur losses in their loan portfolios. Regardless of the underwriting criteria we use, we will experience loan losses from time to time in the ordinary course of our business, and many of those losses will result from factors beyond our control. These factors include, among other things, changes in market, economic, business or personal conditions, or other events (including changes in market interest rates), that affect our borrowers' abilities to repay their loans and the value of properties that collateralize loans.

As a result of recent difficulties in the national economy and housing market, declining real estate values, rising unemployment, and loss of consumer confidence, we and most other financial institutions have experienced increasing levels of non-performing loans, foreclosures and loan losses. We maintain an allowance for loan losses which we believe is appropriate to provide for potential losses in our loan portfolio. The amount of our allowance is determined by our management through a periodic review and consideration of internal and external factors that affect loan collectibility, including, but not limited to:

- an ongoing review of the quality, size and diversity of the loan portfolio;
- evaluation of non-performing loans;
- historical default and loss experience;
- historical recovery experience;
- existing economic conditions;
- risk characteristics of various classifications of loans; and
- the amount and quality of collateral, including guarantees, securing the loans.

However, if delinquency levels continue to increase or we continue to incur higher than expected loan losses in the future, there is no assurance that our allowance will be adequate to cover resulting losses or that we will not have to make significant provisions to our allowance.

- ***A large percentage of our loans are secured by real estate. Adverse conditions in the real estate market in our banking markets have adversely affected our loan portfolio.***

While we do not have a sub-prime lending program, a relatively large percentage of our loans are secured by real estate. Our management believes that, in the case of many of those loans, the real estate collateral is not being relied upon as the primary source of repayment, and the level of our real estate loans reflects, at least in part, our policy to take real estate whenever possible as primary or additional collateral rather than other types of collateral. However, adverse conditions in the real estate market and the economy in general have decreased real estate values in our banking markets. If the value of our collateral for a loan falls below the outstanding balance of that loan, our ability to collect the balance of the loan by selling the underlying real estate in the event of a default will be diminished, and we would be more likely to suffer a loss on the loan. An increase in our loan losses could have a material adverse effect on our operating results and financial condition.

The FDIC recently adopted rules aimed at placing additional monitoring and management controls on financial institutions whose loan portfolios are deemed to have concentrations in commercial real estate ("CRE"). At December 31, 2009, our loan portfolio exceeded thresholds established by the FDIC for CRE concentrations and for additional regulatory scrutiny. Indications from regulators are that strict limitations on the amount or percentage of CRE within any given portfolio are not expected, but, rather, that additional reporting and analysis will be required to document management's evaluation of the potential additional risks of such concentrations and the impact of any mitigating factors. It is possible that regulatory constraints associated with these rules could adversely affect our ability to grow loan assets and thereby limit our overall growth and expansion plans. These rules also could increase the costs of monitoring and managing this component of our loan portfolio. Either of these eventualities could have an adverse impact on our operating results and financial condition.

- ***Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.***

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms which are acceptable to us, could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally affect our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as the current disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

Among other sources of funds, we rely heavily on deposits, including out-of-market certificates of deposit, for funds to make loans and provide for our other liquidity needs. Those out-of-market deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits, or to keep or replace them as they mature, would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace those deposits could have a negative effect on our interest margin and operating results.

- ***We may need to raise additional capital in the future in order to continue to grow, but that capital may not be available when it is needed.***

Federal and state banking regulators require us to maintain adequate levels of capital to support our operations. In addition, in the future we may need to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital. In that regard, recently a number of financial institutions have sought to raise considerable amounts of additional capital in response to a deterioration in their results of operations and financial condition arising from increases in their non-performing loans and loan losses, deteriorating economic conditions, declines in real estate values and other factors. On December 31, 2009, our three capital ratios were above "well capitalized" levels under bank regulatory guidelines. However, growth in our earning assets resulting from internal expansion and new branch offices, at rates in excess of the rate at which our capital is increased through retained earnings, will reduce our capital ratios unless we continue to increase our capital. Also, future unexpected losses, whether resulting from loan losses or other causes, would reduce our capital.

Should we need, or be required by regulatory authorities, to raise additional capital, we may seek to do so through the issuance of, among other things, our common stock or preferred stock. However, our ability to raise that additional capital will depend on conditions at that time in the capital markets, economic conditions, our financial performance and condition, and other factors, many of which are outside our control. There is no assurance that, if needed, we will be able to raise additional capital on terms favorable to us or at all. Our inability to raise additional capital, if needed, on terms acceptable to us, may have a material adverse effect on our ability to expand our operations, and on our financial condition, results of operations and future prospects.

- ***If we are unable to redeem our Series A Preferred Stock after five years, the cost of this capital to us will increase substantially.***

If we are unable to redeem the Series A Preferred Stock we have sold to Treasury prior to January 16, 2014, the cost of this capital to us will increase from 5.0% per annum (approximately $897,450 annually) to 9.0% per annum (approximately $1,615,410 annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our liquidity and on our net income available to holders of our common stock.

- ***Our profitability is subject to interest rate risk. Changes in interest rates could have an adverse effect on our operating results.***

Our profitability depends, to a large extent, on our net interest income, which is the difference between our income on interest-earning assets and our expense on interest-bearing deposits and other liabilities. In other words, to be profitable, we have to earn more interest on our loans and investments than we pay on our deposits and borrowings. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Interest rate risk arises in part from the mismatch (*i.e.*, the interest sensitivity "gap") between the dollar amounts of repricing or maturing interest-earning assets and interest-bearing liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. When more interest-earning assets than interest-bearing liabilities will reprice or mature over a given time period, a bank is considered asset-sensitive and has a positive gap. When more liabilities than assets will reprice or mature over a given time period, a bank is considered liability-sensitive and has a negative gap. A liability-sensitive position (*i.e.*, a negative gap) may generally enhance net interest income in a falling interest rate environment and reduce net interest income in a rising interest rate environment. An asset-sensitive position (*i.e.*, a positive gap) may generally enhance net interest income in a rising interest rate environment and reduce net interest income in a falling interest rate environment. Our ability to manage our gap position determines to a great extent our ability to operate profitably. However, fluctuations in interest rates are not predictable or controllable, and recent economic and financial market conditions have made it extremely difficult to manage our gap position. Our profitability and results of operations will be adversely affected if we do not successfully manage our interest sensitivity gap.

On December 31, 2009, we had a negative one-year cumulative interest sensitivity gap, which means that, during a one-year period, our interest-bearing liabilities generally would be expected to reprice at a faster rate than our interest-earning assets. A rising rate environment within that one-year period generally would have a negative effect on our earnings, while a falling rate environment generally would have a positive effect on our earnings.

- ***Our long-range business strategy includes the continuation of our growth plans, and our financial condition and operating results could be negatively affected if we fail to grow or fail to manage our growth effectively.***

Subject to market conditions and the economy, we intend to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. We have opened nine *de novo* branch offices since 2000. Consistent with our business strategy, and to sustain our growth, in the future we may establish other *de novo* branches or acquire other financial institutions or their branch offices.

There are considerable costs involved in opening branches, and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for some period of time. Any new branches we open can be expected to negatively affect our operating results until those branches reach a size at which they become profitable. In establishing new branches in new markets, we compete against other banks with greater knowledge of those local markets and may need to hire and rely on local managers who have local affiliations and to whom we may need to give significant autonomy. If we grow but fail to manage our growth effectively, there could be material adverse effects on our business, future prospects, financial condition or operating results, and we may not be able to successfully implement our business strategy. On the other hand, our operating results also could be materially affected in an adverse way if our growth occurs more slowly than anticipated, or declines.

Although we believe we have management resources and internal systems in place to successfully manage our future growth, we cannot assure you that we will be able to expand our market presence in our existing markets or successfully enter new markets, or that expansion will not adversely affect our operating results.

- ***Our business depends on the condition of the local and regional economies where we operate.***

We currently have offices only in eastern North Carolina. Consistent with our community banking philosophy, a majority of our customers are located in and do business in that region, and we lend a substantial portion of our capital and deposits to commercial and consumer borrowers in our local banking markets. Therefore, our local and regional economy has a direct impact on our ability to generate deposits to support loan growth, the demand for loans, the ability of borrowers to repay loans, the value of collateral securing our loans (particularly loans secured by real estate), and our ability to collect, liquidate and restructure problem loans. The local economies of the coastal communities in our banking markets are heavily dependent on the tourism industry. If our local communities are adversely affected by current conditions in the national economy or by other specific events or trends, including a significant decline in the tourism industry in our coastal communities, there could be a direct adverse effect on our operating results. Adverse economic conditions in our banking markets could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally affect our financial condition and operating results. We are less able than larger institutions to spread risks of unfavorable local economic conditions across a large number of diversified economies.

The economy of North Carolina's coastal region can be affected by adverse weather events, particularly hurricanes. Our banking markets lie primarily in coastal communities, and we cannot predict whether or to what extent damage caused by future hurricanes will affect our operations, our customers or the economies in our banking markets. However, weather events could cause a decline in loan originations, destruction or decline in the value of properties securing our loans, or an increase in the risks of delinquencies, foreclosures and loan losses.

- ***New or changes in existing tax, accounting, and regulatory rules and interpretations could have an adverse effect on our strategic initiatives, results of operations, cash flows, and financial condition.***

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Federal and state banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit a financial company's shareholders. These regulations may sometimes impose significant limitations on our operations, and our compliance with regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices.

The significant federal and state banking regulations that affect us are described under "Item 1. Business—Supervision and Regulation." These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. The laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time. As a result of recent turmoil in the financial services industry, it is likely that there will be an increase in the regulation of all financial institutions. We cannot predict the effects of future changes on our business and profitability.

- ***Significant legal actions could subject us to substantial liabilities.***

We are from time to time subject to claims related to our operations. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. As a result, we may be exposed to substantial liabilities, which could adversely affect our results of operations and financial condition.

Among the laws that apply to us, the USA Patriot and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. Several banking institutions have recently received large fines for non-compliance with these laws and regulations. Although we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations.

- ***Competition from financial institutions and other financial service providers may adversely affect our profitability.***

Our future growth and success will depend on, among other things, our ability to compete effectively with other financial services providers in our banking markets. To date, we have grown our business by focusing on our lines of business and emphasizing the high level of service and responsiveness desired by our customers. However, commercial banking in our banking markets and in North Carolina as a whole is extremely competitive. We compete against commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our market areas and elsewhere. We compete with these institutions in attracting deposits and in making loans, and we have to attract our customer base from other existing financial institutions and from new residents. Our larger competitors have greater resources, broader geographic markets and name recognition, and higher lending limits than we do, and they can offer more products and services and better afford and more effectively use media advertising, support services and electronic technology than we can. Also, larger competitors may be able to price loans and deposits more aggressively than we do. While we believe we compete effectively with other financial institutions, we may face a competitive disadvantage as a result of our size, lack of geographic diversification and inability to spread marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts and greater flexibility and responsiveness in working with local customers, we cannot assure you that we will continue to be an effective competitor in our banking markets.

- ***We rely on dividends from the Bank for substantially all of our revenue.***

We receive substantially all of our revenue as dividends from the Bank. As described under "Item 1. Business—Supervision and Regulation, federal and state regulations limit the amount of dividends that the Bank may pay to us. If the Bank becomes unable to pay dividends to us, then we may not be able to service our debt, pay our other obligations or pay dividends on our common stock and the Series A Preferred Stock we have sold to Treasury. Accordingly, our inability to receive dividends from the Bank could also have a material adverse effect on our business, financial condition and results of operations and the value of your investment in our common stock.

- ***We depend on the services of our current management team.***

Our operating results and ability to adequately manage our growth and minimize loan losses are highly dependent on the services, managerial abilities and performance of our executive officers. Smaller banks, like us, sometimes find it more difficult to attract and retain experienced management personnel than larger banks. We currently have an experienced management team that our Board of Directors believes is capable of managing and growing the Bank. However, changes in or losses of key personnel of any company could disrupt that company's business and could have an adverse effect on its business and operating results.

Risks Relating to Our Common Stock

- ***The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.***

We cannot predict how or at what prices our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this "Risk Factors" section:

- actual or anticipated quarterly fluctuations in our operating and financial results;
- changes in financial estimates and recommendations by financial analysts;
- actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers;
- fluctuations in the stock price and operating results of our competitors;
- regulatory developments; and
- developments related to the financial services industry.

The market value of and trading in our common stock also is affected by conditions (including price and trading fluctuations) affecting the financial markets in general, and in the market for the stocks of financial services companies in particular. These conditions may result in volatility in the market prices of stocks generally and, in turn, our common stock. Also, market conditions may result in sales of substantial amounts of our common stock in the market. In each case, market conditions could affect the market price of our stock in a way that is unrelated or disproportionate to changes in our operating performance.

- ***The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.***

Our common stock is listed on the NASDAQ Global Market, but it has a relatively low average daily trading volume relative to many other stocks. Thinly traded stock can be more volatile than stock trading in an active public market, which can lead to significant price swings even when a relatively small number of shares are being traded and limit an investor's ability to quickly sell blocks of stock. We cannot predict what effect future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock.

Of the shares of our common stock beneficially owned by our directors and executive officers, in excess of 10% of our outstanding shares are held by an estate. We cannot predict the timing or amount of sales, if any, of those shares in the public markets or the effects any such sales may have on the trading price of our common stock.

- ***Our management beneficially owns a substantial percentage of our common stock, so our directors and executive officers can significantly affect voting results on matters voted on by our shareholders.***

Our current directors and executive officers, as a group, beneficially own a significant percentage of our outstanding common stock, much of which is held by an estate of which one of our directors serves as a co-executor. Because of their voting rights, in matters put to a vote of our shareholders it could be difficult for any group of our other shareholders to defeat a proposal favored by our management (including the election of one or more of our directors) or to approve a proposal opposed by management.

- ***The securities purchase agreement between us and Treasury limits our ability to pay dividends on and repurchase our common stock.***

The securities purchase agreement between us and Treasury provides that prior to the earlier of January 16, 2012, and the date on which all of the shares of Series A Preferred Stock held by Treasury have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury:

- increase the cash dividend on our common stock; or
- subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series A Preferred Stock) or trust preferred securities.

In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock. These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate our common stock dividend in the future.

- ***Our outstanding Series A Preferred Stock affects net income available to our common shareholders and earnings per common share, and the warrant we issued to Treasury may be dilutive to holders of our common stock.***

The dividends declared on our Series A Preferred Stock will reduce the net income available to common shareholders and our earnings per common share. The Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of our company. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to Treasury in conjunction with the sale to Treasury of Series A Preferred Stock is exercised. The shares of common stock underlying the warrant represent approximately 4.84% of the shares of our common stock outstanding as of March 6, 2010 (including the shares issuable upon exercise of the warrant). Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our offices are located in the Bank's corporate offices in Engelhard, North Carolina, and we do not own or lease any separate properties. The Bank maintains 24 branch offices, 21 of which are owned by the Bank, and three of which are leased from unaffiliated third parties. The following table contains information about our branch offices.

Office location	Opening date of original banking office	Owned/Leased	Date current facility built or purchased (1)
35050 Hwy 264 Engelhard, NC	January 1920	Owned	2004
80 Main and Pearl St. Swan Quarter, NC	March 1935	Owned (2)	1975
204 Scuppernong Dr. Columbia, NC	December 1936	Owned (2)	1975
7th St. & Hwy. 64 Creswell, NC	January 1963	Owned	1963
205 Virginia Dare Rd. Manteo, NC	June 1969	Owned	1999
2721 S Croatan Hwy. Nags Head, NC	April 1971	Owned (2)	1974
State Hwy. 12 Hatteras, NC	April 1973	Owned (2)	1980
6839 N.C. Hwy. 94 Fairfield, NC	June 1973	Owned (2)	1973
Hwy. 12 Ocracoke, NC	May 1978	Owned	1978
Hwy. 158 & Juniper Tr. Kitty Hawk, NC	May 1984	Owned (3)	2006
1001 Red Banks Rd. Greenville, NC	August 1989	Owned	1990
2400 Stantonsburg Rd. Greenville, NC	June 1995	Owned	1995
NC Hwy. 12 Avon, NC	June 1997	Leased (4)	—
2878 Caratoke Hwy. Currituck, NC	January 1998	Owned	2001
1418 Carolina Ave. Washington, NC	May 1999	Leased (4)	—
1801 S Glenburnie Rd. New Bern, NC	August 2000	Owned	1996
1103 Harvey Point Road Hertford, NC	October 2000	Owned (5)	2006
403 East Blvd. Williamston, NC	May 2003	Owned	2003
168 Hwy. 24 Morehead City, NC	January 2004	Owned	2004

Office location	Opening date of original banking office	Owned/Leased	Date current facility built or purchased (1)
1724 Eastwood Rd. Wilmington, NC	June 2004	Owned	2004
100 Causeway Drive Unit 4 Ocean Isle Beach, NC	May 2007	Leased (4)	—
1221 Portertown Rd. Greenville, NC	July 2007	Owned	2007
3810 S. Memorial Dr. Winterville, NC	July 2007	Owned	2007
1101 New Pointe Blvd. Leland, NC	July 2008	Owned	2008

(1) Includes only facilities owned by the Bank.
(2) Leased from the Bank's subsidiary, ECB Realty, Inc. until February 2, 2007. ECB Realty, Inc. was merged into the Bank on that date and the Bank acquired title to the property.
(3) Constructed by the Bank and first occupied during February 2006 to replace a facility previously leased from ECB Realty, Inc.
(4) Leased from a third party.
(5) Constructed by the Bank and first occupied during January 2006 to replace a facility previously leased from a third party.

The Bank owns a vacant property in each of Jacksonville, Wilmington, Ocean Isle, New Bern and Grandy, North Carolina, as sites for possible future branch offices.

All the Bank's existing branch offices are in good condition and fully equipped for the Bank's purposes. At December 31, 2009, our consolidated investment in premises and banking equipment (cost less accumulated depreciation) was approximately $25.3 million.

Item 3. Legal Proceedings

From time to time we may become involved in legal proceedings in the ordinary course of our business. However, subject to the uncertainties inherent in any litigation, we believe that, at December 31, 2009 there was no pending or threatened proceedings that are likely to result in a material adverse change in our financial condition or operating results.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity; Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on The NASDAQ Global Market under the trading symbol "ECBE." The following table lists the high and low sales prices for our common stock as reported by The Nasdaq Stock Market, and cash dividends declared on our common stock, for the periods indicated.

Quarter	Sales Price Range High	Sales Price Range Low	Cash Dividend Declared Per Share
2009 Fourth	$17.21	$11.11	$0.1825
Third	19.89	15.56	0.1825
Second	21.18	15.30	0.1825
First	17.75	13.52	0.1825
2008 Fourth	$23.50	$14.30	$0.1825
Third	25.01	20.29	0.1825
Second	27.49	23.00	0.1825
First	27.00	22.00	0.1825

On March 6, 2010, there were approximately 656 record holders of our common stock. We believe the number of beneficial owners of our common stock is greater than the number of record holders because a large amount of our common stock is held of record through brokerage firms in "street name."

Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. We have paid cash dividends since we were incorporated during 1998, and we intend to continue to pay dividends on a quarterly basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the limitations that apply to the Bank.

In general, the Bank may pay dividends only from its undivided profits. However, if its surplus is less than 50% of its paid-in capital stock, the Bank's directors may not declare any cash dividend until it has transferred to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock. The Bank's ability to pay dividends to us is subject to other regulatory restrictions. (See "Supervision and Regulation—Dividends" under Item 1. Business.)

Our sale of Series A Preferred Stock to the U.S. Treasury during January 2009 under the TARP Capital Purchase Program resulted in additional restrictions on our ability to pay dividends on our common stock and to repurchase shares of our common stock. Unless all accrued dividends on the Series A Preferred Stock have been paid in full, (1) no dividends may be declared or paid on our common stock, and (2) we may not repurchase any of our outstanding common stock. Additionally, until January 16, 2012, we are required to obtain the consent of the U.S. Treasury in order to declare or pay any dividend or make any distribution on our common stock other than regular quarterly cash dividends of not more than $0.1825 per share, or, subject to certain exceptions, repurchase shares of our common stock unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of those shares to third parties.

In the future, in addition to the restrictions discussed above, our ability to declare and pay cash dividends on our common stock will be subject to evaluation by our Board of Directors of our and the Bank's operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations. We cannot assure you that we will continue to pay cash dividends on any particular schedule or that we will not reduce the amount of dividends we pay in the future.

The following information is being furnished for purposes of Rule 14a-3. It is not deemed to be filed with the Securities and Exchange Commission or to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into such a filing.

The following graph compares the cumulative total shareholder return (CTSR) on our common stock during the previous five years with the CTSR over the same measurement period of the Nasdaq Composite index and the SNL Bank NASDAQ index. Each trend line assumes that $100 was invested on December 31, 2004, and that dividends were reinvested for additional shares.



Total Return Performance
140
120
100
80
60
40
20
Index Value
ECB Bancorp, Inc.
NASDAQ Composite
SNL Bank NASDAQ Index
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

Index	Period Ending					
	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
ECB Bancorp, Inc.	100.00	93.98	116.23	93.48	60.41	43.97
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Bank NASDAQ Index	100.00	96.95	108.85	85.45	62.06	50.34

Item 6. Selected Financial Data

The following table contains summary historical consolidated financial information from our consolidated financial statements. You should read it in conjunction with our audited year end consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this report.

	At or for the Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Net interest income	$ 26,748	$ 20,273	$ 20,357	$ 20,520	$ 18,952
Provision for loan losses	11,100	2,450	(99)	351	757
Non-interest income	8,649	6,809	6,377	6,360	6,225
Non-interest expense	23,152	20,633	20,344	18,537	17,465
Provision for income taxes	(357)	580	1,677	2,410	2,102
Net income	1,502	3,419	4,812	5,582	4,853
Preferred stock dividend & accretion of discount	1,003	—	—	—	—
Net income available to common shareholders	499	3,419	4,812	5,582	4,853
Per Share Data and Shares Outstanding:					
Basic net income[(1)]	$ 0.18	$ 1.19	$ 1.65	$ 2.07	$ 2.41
Diluted net income[(1)]	0.18	1.18	1.65	2.05	2.37
Cash dividends declared	0.73	0.73	0.70	0.68	0.64
Book value at period end	23.62	23.89	22.88	21.64	16.94
Weighted-average number of common shares outstanding:					
Basic	2,844,950	2,884,396	2,908,371	2,700,663	2,014,879
Diluted	2,845,966	2,889,016	2,914,352	2,724,717	2,046,129
Shares outstanding at period end	2,847,881	2,844,489	2,920,769	2,902,242	2,040,042
Balance Sheet Data:					
Total assets	$ 888,720	$ 841,851	$ 643,889	$ 624,070	$ 547,686
Loans receivable	577,791	538,836	454,198	417,943	386,786
Allowance for loan losses	9,725	5,931	4,083	4,725	4,650
Other interest-earning assets	253,183	244,470	133,970	151,555	107,583
Total deposits	754,730	629,152	526,361	512,249	465,208
Borrowings	43,910	83,716	43,174	41,415	41,908
Shareholders' equity	84,375	67,943	66,841	62,793	34,565
Selected Performance Ratios:					
Return on average assets	0.17%	0.47%	0.77%	0.96%	0.93%
Return on average shareholders' equity	1.74	5.14	7.48	10.13	14.56
Net interest margin[(2)]	3.41	3.12	3.72	4.01	4.16
Efficiency ratio[(3)]	63.48	73.91	73.44	67.06	67.30
Asset Quality Ratios:					
Nonperforming loans to period-end loans	2.54%	1.85%	0.10%	0.04%	0.02%
Allowance for loan losses to period-end loans	1.68	1.10	0.90	1.13	1.20
Allowance for loan losses to nonperforming loans	66.17	59.42	876.92	2,567.93	7,153.85
Nonperforming assets to total assets[(4)]	2.27	1.63	0.08	0.07	0.01
Net loan charge-offs to average loans outstanding	1.30	0.12	0.13	0.01	0.08
Capital Ratios:					
Equity-to-assets ratio[(5)]	9.49%	8.07%	10.38%	10.06%	6.31%
Leverage capital ratio[(6)]	9.59	8.65	10.66	12.05	8.43
Tier 1 capital ratio[(6)]	12.77	10.83	12.94	15.08	10.32
Total capital ratio[(6)]	14.02	11.80	13.72	16.04	11.36

(1) Per share amounts are computed based on the weighted-average number of shares outstanding during each period.
(2) Net interest margin is net interest income divided by average interest earning assets, net of allowance for loan losses.
(3) Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income, both as calculated on a fully taxable-equivalent basis.
(4) Nonperforming assets consist of the aggregate amount of any non-accruing loans, loans past due greater than 90 days and still accruing interest, restructured loans, repossessions and foreclosed assets on each date.
(5) Equity-to-assets ratios are computed based on total shareholders' equity and total assets at each period end.
(6) These ratios are described in Item 1 under the captions "Supervision and Regulation—Capital Adequacy" and "—Prompt Corrective Action."

This section presents management's discussion and analysis of our financial condition and results of operations. You should read the discussion in conjunction with our financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those described in these forward-looking statements as a result of various factors. This discussion is intended to assist in understanding our financial condition and results of operations.

Executive Summary

ECB Bancorp, Inc. is a bank holding company headquartered in Engelhard, North Carolina. Our wholly-owned subsidiary, The East Carolina Bank (the "Bank"), is a state-chartered community bank that was founded in 1919. For the purpose of this discussion, "we," "us" and "our" refers to the Bank and the bank holding company as a single, consolidated entity unless the context otherwise indicates.

Our consolidated assets increased 5.6% to $888.7 million on December 31, 2009, from $841.9 million at year-end 2008. Our loan portfolio increased 7.2% to $577.8 million at December 31, 2009, from loans of $538.8 million at year-end 2008 while deposits increased 19.9% to $754.7 million at year-end 2009 from $629.2 million at year-end 2008. Total shareholders' equity was approximately $84.4 million at year-end 2009.

In 2009, our income available to common shareholders was $499 thousand or $0.18 basic and $0.18 diluted earnings per share, compared to income available to common shareholders of $3.4 million or $1.19 basic and $1.18 diluted earnings per share for the year ended December 31, 2008. The 2009 income available to common shareholders represents a decrease of $2.9 million over reported 2008 income available to common shareholders mainly due to an increase in provision for loan loss expense.

Critical Accounting Policies

Our significant accounting policies are set forth in Note 1 to our audited consolidated financial statements included in Item 8 of this report. Of these significant accounting policies, we consider our policy regarding the allowance for loan losses to be our most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and, therefore, the provision for loan losses and results of operations. We have developed policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to our loan portfolio. Our assessments may be impacted in future periods by changes in economic conditions, the results of regulatory examinations, and the discovery of information with respect to borrowers that is not currently known to management. For additional discussion concerning our allowance for loan losses and related matters, see "—Allowance for Loan Losses" and "—Nonperforming Assets and Past Due Loans."

We also consider our determination of retirement plans and other postretirement benefit plans to be a critical accounting estimate as it requires the use of estimates and judgments related to the amount and timing of expected future cash out-flows for benefit payments and cash in-flows for maturities and return on plan assets. Our retirement plans and other postretirement benefit plans are actuarially determined based on assumptions on the discount rate, estimated future return on plan assets and the health care cost trend rate. Changes in estimates and assumptions related to mortality rates and future health care costs could have a material impact to our financial condition or results of operations. The discount rate is used to determine the present value of future benefit obligations and the net periodic benefit cost. The discount rate used to value the future benefit obligation as of each year-end is the rate used to determine the periodic benefit cost in the following year. For additional discussion concerning our retirement plans and other postretirement benefits refer to Note 8 of our consolidated financial statements.

Results of Operations for the Years Ended December 31, 2009, 2008 and 2007

In 2009, our income available to common shareholders was $499 thousand or $0.18 basic and $0.18 diluted earnings per share, compared to income available to common shareholders of $3.4 million or $1.19 basic and $1.18 diluted earnings per share for the year ended December 31, 2008. The decrease in earnings is primarily due to an increase in provision for loan loss expense.

The following table shows return on assets (net income divided by average assets), return on equity (net income divided by average shareholders' equity), dividend payout ratio (dividends declared per share divided by net income per share) and shareholders' equity to assets ratio (average shareholders' equity divided by average total assets) for each of the years presented.

	Year Ended December 31,		
	2009	2008	2007
Return on assets	0.17%	0.47%	0.77%
Return on equity	1.74	5.14	7.48
Dividend payout	405.56	61.34	42.42
Shareholders' equity to assets	9.98	9.13	10.34

Our core strategies continue to be: (1) grow the loan portfolio while maintaining high asset quality; (2) grow core deposits; (3) increase non-interest income; (4) control expenses; and (5) make strategic investments in new and existing communities that will result in increased shareholder value. We continued to make strategic investments in our future as we began construction on one branch that is scheduled to open in 2010.

Net Interest Income

Net interest income (the difference between the interest earned on assets, such as loans and investment securities and the interest paid on liabilities, such as deposits and other borrowings) is our primary source of operating income. The level of net interest income is determined primarily by the average balances (volume) of interest-earning assets and our interest-bearing liabilities and the various rate spreads between our interest-earning assets and interest-bearing liabilities. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, increases or decreases in the average interest rates earned and paid on such assets and liabilities, the ability to manage the interest-earning asset portfolio, and the availability of particular sources of funds, such as non-interest-bearing deposits.

The banking industry uses two key ratios to measure profitability of net interest income: net interest rate spread and net interest margin. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing liabilities. The net interest rate spread does not consider the impact of non-interest-bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percentage of total average earning assets and takes into account the positive effects of investing non-interest-bearing deposits in earning assets.

Our net interest income for the year ended December 31, 2009 was $26.7 million, an increase of $6.4 or 31.5% when compared to net interest income of $20.3 million for the year ended December 31, 2008. Our net interest margin, on a tax-equivalent basis, for 2009 was 3.41% compared to 3.12% for 2008. The increase in our net interest margin is mainly the result of decreased rates paid on our interest bearing liabilities. Our net interest rate spread, on a tax-equivalent basis, for 2009 was 3.09% compared to 2.60% for 2008. The spread increased by forty-nine basis points as the decrease in the rates paid on interest-bearing liabilities was forty-nine basis points more than the change in yields earned on interest-earning assets for the year.

Total interest income increased $1.8 million or 4.6% to $40.9 million in 2009 compared to $39.1 million in interest income in 2008. Increases in our average earning assets of $135.4 million in 2009 when compared to 2008 resulted in $7.0 million increase in interest income from 2008 to 2009 but this was partially offset by a decrease in interest income of $5.2 million from a decline in yields. We funded the increases in interest-earning assets primarily with certificates of deposit. The tax equivalent yield on average earning assets decreased 77 basis points during 2009.

The effect of variances in volume and rate on interest income and interest expense is illustrated in the table titled "Change in Interest Income and Expense on Tax Equivalent Basis." We attribute the decrease in the yield on our earning assets to the drop in short-term market interest rates. During 2008, the Federal Open Market Committee ("FOMC") decreased short-term rates 325 to 350 basis points from 3.50% to a range of 0.00% to 0.25%. Approximately $346.4 million or 60.0% of our loan portfolio consists of variable rate loans that adjust with the movement of the prime rate. As a result, composite yield on our loans decreased approximately 72 basis points for the year ended December 31, 2009 compared to December 31, 2008.

Similarly, our average cost of funds for 2009 was 2.07%, a decrease of 126 basis points when compared to 3.33% for 2008. The average cost on Bank certificates of deposit decreased 155 basis points from 4.09% paid in 2008 to 2.54% paid in 2009, while our average cost of borrowed funds decreased 173 basis points during 2009 compared to 2008.

Total interest expense decreased $4.6 million or 24.5% to $14.2 million in 2009 from $18.8 million in 2008, primarily the result of decreased market rates paid on Bank certificates of deposit. The volume of average interest-bearing liabilities increased approximately $117.8 million when comparing 2009 with that of 2008. The decrease to interest expense resulting from decreased rates on all interest-bearing liabilities was $7.9 million and the increase attributable to higher volumes of interest-bearing liabilities was $3.2 million.

Our net interest income for the year ended December 31, 2008 was $20.3 million, a decrease of $0.1 million or 0.5% when compared to net interest income of $20.4 million for the year ended December 31, 2007. Our net interest margin, on a tax-equivalent basis, for 2008 was 3.12% compared to 3.72% for 2007. The decreased net interest margin resulted from increased competitive pricing for money market accounts and certificates of deposits. Our net interest rate spread, on a tax-equivalent basis, for 2008 was 2.60% compared to 2.91% for 2007. As a result of interest rate cuts by the Federal Reserve loan rates decreased more than rates paid on our interest-bearing liabilities. The spread decreased by thirty-one basis points as the change in the rates paid on interest-bearing liabilities was thirty-one basis points less than the change in yields earned on interest-earning assets for the year.

Total interest income decreased $0.7 million or 1.8% to $39.1 million in 2008 compared to $39.8 million in interest income in 2007. Increases in our average earning assets of $106.5 million in 2008 when compared to 2007 resulted in $6.8 million increase in interest income from 2007 to 2008 but this was offset by a decrease in interest income of $7.4 million from a decline in yields. We funded the increases in interest-earning assets primarily with certificates of deposit and Federal Home Loan Bank advances. The tax equivalent yield on average earning assets decreased 123 basis points during 2008.

Similarly, our average cost of funds for 2008 was 3.33%, a decrease of 92 basis points when compared to 4.25% for 2007. The average cost on Bank certificates of deposit decreased 93 basis points from 5.02% paid in 2007 to 4.09% paid in 2008, while our average cost of borrowed funds decreased 245 basis points during 2008 compared to 2007. Part of the borrowing cost decrease was because on June 26, 2007, we redeemed all of our higher cost trust preferred securities ($10.3 million), originally issued June 26, 2002 which bore an interest rate of 3.45% over the three month LIBOR rate, with lower cost funding sources.

Total interest expense decreased $610 thousand or 3.1% to $18.8 million in 2008 from $19.4 million in 2007, primarily the result of decreased market rates paid on Bank certificates of deposit. The volume of average interest-bearing liabilities increased approximately $107.1 million when comparing 2008 with that of 2007. The decrease to interest expense resulting from decreased rates on all interest-bearing liabilities was $4.3 million and the increase attributable to higher volumes of interest-bearing liabilities was $3.7 million.

The following table presents an analysis of average interest-earning assets and interest-bearing liabilities, the interest income or expense applicable to each asset or liability category and the resulting yield or rate paid.

Average Consolidated Balances and Net Interest Income Analysis

	Year Ended December 31,								
	2009			2008			2007		
	Average Balance	Yield/ Rate	Income/ Expense	Average Balance	Yield/ Rate	Income/ Expense	Average Balances	Yield/ Rate	Income/ Expense
	(Dollars in thousands)								
Assets:									
Loans—net[1]	$556,017	5.50%	$30,595	$499,771	6.22%	$31,104	$426,965	7.85%	$33,497
Taxable securities	201,676	4.41	8,901	125,985	5.11	6,432	95,325	4.74	4,521
Nontaxable securities[2]	36,743	5.80	2,130	34,733	5.69	1,977	33,101	5.61	1,856
Other investments[3]	11,705	0.03	3	10,279	2.50	257	8,859	6.20	549
Total interest-earning assets	806,141	5.16	41,629	670,768	5.93	39,770	564,250	7.16	40,423
Cash and due from banks	10,999			12,663			14,877		
Bank premises and equipment, net	25,506			25,255			24,391		
Other assets	23,745			19,407			18,396		
Total assets	$866,391			$728,093			$621,914		
Liabilities and Shareholders' Equity:									
Interest-bearing deposits	$607,880	2.13%	$12,958	$488,309	3.33%	$16,276	$417,675	4.10%	$17,129
Short-term borrowings[4]	52,293	0.94	492	55,131	3.44	1,895	39,818	5.79	2,306
Long-term obligations	22,219	3.18%	707	21,120	3.10%	654	—	—	—
Total interest-bearing liabilities	682,392	2.07	14,157	564,560	3.33	18,825	457,493	4.25	19,435
Non-interest-bearing deposits	90,732			90,031			94,397		
Other liabilities	6,783			7,037			5,712		
Shareholders' equity	86,484			66,465			64,312		
Total liabilities and shareholders' equity	$866,391			$728,093			$621,914		
Net interest income and net interest margin (FTE)[5]		3.41%	$27,472		3.12%	$20,945		3.72%	$20,988
Net interest rate spread (FTE)[6]		3.09%			2.60%			2.91%	

(1) Average loans include non accruing loans, net of allowance for loan losses. Amortization of deferred loan fees of $9 thousand, $5 thousand, and $813 thousand for 2009, 2008, and 2007, respectively, are included in interest income.

(2) Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $724 thousand, $672 thousand, and $631 thousand for the years 2009, 2008, and 2007, respectively.

(3) Other investments include federal funds sold and interest-bearing deposits with banks and other institutions.

(4) For 2008, expense includes $ 350 thousand for interest on taxes.

(5) Net interest margin is computed by dividing net interest income by total average earning assets, net of the allowance for loan losses.

(6) Net interest rate spread equals the earning asset yield minus the interest-bearing liability rate.

The following table presents the relative impact on net interest income of the volume of earning assets and interest-bearing liabilities and the rates earned and paid by us on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amount of the change in each category.

Change in Interest Income and Expense on Tax Equivalent Basis

	2009 Compared to 2008			2008 Compared to 2007		
	Volume(1)	Rate(1)	Net	Volume(1)	Rate(1)	Net
			(Dollars in thousands)			
Loans(2)	$3,298	$(3,807)	$ (509)	$5,122	$(7,515)	$(2,393)
Taxable securities	3,602	(1,133)	2,469	1,510	401	1,911
Nontaxable securities(3)	115	38	153	92	29	121
Other investments	18	(272)	(254)	62	(354)	(292)
Interest income	7,033	(5,174)	1,859	6,786	(7,439)	(653)
Interest-bearing deposits	3,267	(6,585)	(3,318)	2,626	(3,479)	(853)
Short-term borrowings	(62)	(1,341)	(1,403)	707	(1,118)	(411)
Long-term obligations	35	18	53	327	327	654
Interest expense	3,240	(7,908)	(4,668)	3,660	(4,270)	(610)
Net interest income	$3,793	$ 2,734	$ 6,527	$3,126	$(3,169)	$ (43)

(1) The combined rate/volume variance for each category has been allocated equally between rate and volume variances.
(2) Income on non-accrual loans is included only to the extent that it represents interest payments received.
(3) Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $724 thousand, $672 thousand, and $631 thousand for the years 2009, 2008, and 2007, respectively.

Rate Sensitivity Management

Rate sensitivity management, an important aspect of achieving satisfactory levels of net interest income, is the management of the composition and maturities of rate-sensitive assets and liabilities. The following table sets forth our interest sensitivity analysis at December 31, 2009 and describes, at various cumulative maturity intervals, the gap-ratios (ratios of rate-sensitive assets to rate-sensitive liabilities) for assets and liabilities that we consider to be rate sensitive. The interest-sensitivity position has meaning only as of the date for which it was prepared. Variable rate loans are considered to be highly sensitive to rate changes and are assumed to reprice within 12 months.

The difference between interest-sensitive asset and interest-sensitive liability repricing within time periods is referred to as the interest-rate-sensitivity gap. Gaps are identified as either positive (interest-sensitive assets in excess of interest-sensitive liabilities) or negative (interest-sensitive liabilities in excess of interest-sensitive assets).

As of December 31, 2009, we had a negative one-year cumulative gap of 19.2%. We have interest-earning assets of $422.2 million maturing or repricing within one year and interest-bearing liabilities of $581.8 million repricing or maturing within one year. This is primarily the result of short-term interest sensitive liabilities being used to fund longer term interest-earning assets, such as loans and investment securities. A negative gap position implies that interest-bearing liabilities (deposits and other borrowings) will reprice at a faster rate than interest-earning assets (loans and investments). In a falling rate environment, a negative gap position will generally have a positive effect on earnings, while in a rising rate environment this will generally have a negative effect on earnings.

On December 31, 2009, our savings and core time deposits of $462.9 million included savings, NOW and Money Market accounts of $161.6 million. In our rate sensitivity analysis, these deposits are considered as repricing in the earliest period (3 months or less) because the rate we pay on these interest-bearing deposits can be changed weekly. However, our historical experience has shown that changes in market interest rates have little, if any, effect on those deposits within a given time period and, for that reason, those liabilities could be considered non-rate sensitive. If those deposits were excluded from rate sensitive liabilities, our rate sensitive assets and liabilities would be more closely matched at the end of the one-year period.

Rate Sensitivity Analysis as of December 31, 2009

	3 Months Or Less	4-12 Months	Total Within 12 Months	Over 12 Months	Total
	(Dollars in thousands)				
Earning assets:					
Loans—gross	$353,594	$ 40,482	$ 394,076	$183,715	$577,791
Investment securities	13,917	378	14,295	225,037	239,332
Interest bearing deposits	870	—	870	—	870
Federal funds sold	7,865	—	7,865	—	7,865
FHLB stock	5,116	—	5,116	—	5,116
Total earning assets	381,362	40,860	422,222	408,752	830,974
Percent of total earnings assets	45.9%	4.9%	50.8%	49.2%	100.0%
Cumulative percentage of total earning assets	45.9	50.8	50.8	100.0	
Interest-bearing liabilities:					
Savings, NOW and Money Market deposits	161,551	—	161,551	—	161,551
Time deposits of $100,000 or more	84,455	88,701	173,156	25,232	198,388
Other time deposits	46,003	178,216	224,219	77,080	301,299
Short-term borrowings	22,910	—	22,910	—	22,910
Long-term obligations	—	—	—	21,000	21,000
Total interest-bearing liabilities	$314,919	$ 266,917	$ 581,836	$123,312	$705,148
Percent of total interest-bearing liabilities	44.7%	37.8%	82.5%	17.5%	100.0%
Cumulative percent of total interest-bearing liabilities	44.7	82.5	82.5	100.0	
Ratios:					
Ratio of earning assets to interest-bearing liabilities (gap ratio)	121.1%	15.3%	72.6%	333.5%	117.8%
Cumulative ratio of earning assets to interest-bearing liabilities (cumulative gap ratio)	121.1%	72.6%	72.6%	117.8%	
Interest sensitivity gap	$ 66,443	$(226,057)	$(159,614)	$285,440	$125,826
Cumulative interest sensitivity gap	66,443	(159,614)	(159,614)	125,826	125,826
As a percent of total earnings assets	8.0%	(19.2)%	(19.2)%	15.1%	15.1%

As of December 31, 2009, approximately 50.8% of our interest-earning assets could be repriced within one year and approximately 70.0% of interest-earning assets could be repriced within five years. Approximately 82.5% of interest-bearing liabilities could be repriced within one year and 100.0% could be repriced within five years.

Market Risk

Our primary market risk is interest rate risk. Interest rate risk results from differing maturities or repricing intervals of interest-earning assets and interest-bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by our interest-earning assets or the cost of our interest-bearing liabilities, thus directly impacting our overall earnings.

We actively monitor and manage interest rate risk. One way this is accomplished is through the development of and adherence to our asset/liability policy. This policy sets forth our strategy for matching the risk characteristics of interest-earning assets and interest-bearing liabilities so as to mitigate the effect of changes in the rate environment.

Market Risk Analysis

	Principal Maturing in Years Ended December 31,							
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Assets:								
Loans, gross:								
Fixed rate	$ 47,650	$49,407	$43,830	$38,317	$12,963	$ 39,198	$231,365	$231,256
Average rate (%)	6.87%	6.57%	6.92%	6.57%	7.01%	5.81%	6.59%	
Variable rate	125,424	29,160	34,803	47,241	62,080	47,718	346,426	343,647
Average rate (%)	4.89	4.89	4.98	4.37	4.89	3.93	4.70	
Investment securities:								
Fixed rate	870	979	2,293	1,514	9,371	207,336	222,363	223,963
Average rate (%)	7.26	6.50	5.37	5.45	3.28	4.60	4.57	
Variable rate	—	—	—	—	—	15,231	15,231	15,369
Average rate (%)	—	—	—	—	—	2.72	2.72	
Interest-bearing deposits:								
Variable rate	870	—	—	—	—	—	870	870
Average rate (%)	0.01	—	—	—	—	—	0.01	
Liabilities:								
Savings and interest-bearing checking:								
Variable rate	161,551	—	—	—	—	—	161,551	161,551
Average rate (%)	0.69						0.69	
Certificate of deposit:								
Fixed rate	396,598	61,775	28,347	457	11,733	—	498,910	503,827
Average rate (%)	1.92	2.53	2.92	2.50	3.10	—	2.08	
Variable rate	777	—	—	—	—	—	777	777
Average rate (%)	0.50						0.50	
Short-term borrowings:								
Fixed rate	20,000	—	—	—	—	—	20,000	20,000
Average rate (%)	0.81						0.81	
Variable rate	2,910	—	—	—	—	—	2,910	2,910
Average rate (%)	1.00%						1.00	
Long-term borrowings:								
Fixed rate	21,000	—	—	—	—	—	21,000	21,210
Average rate (%)	3.22						3.22	

Non-interest Income

Non-interest income, principally charges and fees assessed for the use of our services, is a significant contributor to net income. The following table presents the components of non-interest income for 2009, 2008 and 2007.

Non-interest Income

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Service charges on deposit accounts	$3,652	$3,500	$3,219
Other service charges and fees	1,160	1,367	1,508
Mortgage origination brokerage fees	950	1,035	1,091
Net gain (loss) on sale of securities	2,565	218	(161)
Income from bank owned life insurance	310	316	289
Other operating income	12	373	431
Total non-interest income	$8,649	$6,809	$6,377

Non-interest income increased $1.8 million or 26.4% to $8.6 million compared to $6.8 million for the same period in 2008. The increase in non-interest income for the year ending December 31, 2009 is primarily the result of $2.6 million in gains on the sale of securities compared to $218 thousand for the same period in 2008. Service charges on deposit accounts were up by $152 thousand or 4.3% as we saw an increase in cardholder fees. Other service charges and fees decreased $207 thousand or 15.1% in 2009 compared to the prior year mainly due to decreased investment brokerage fees of $105 thousand. Mortgage origination brokerage fees decreased $85 thousand or 8.2% over 2008. Other operating income decreased $361 thousand in 2009 compared to the prior year. The main reason for this decrease is that 2008 included a nonrecurring Visa distribution in the amount of $386 thousand.

Non-interest income increased $432 thousand or 6.8% to $6.8 million in 2008 compared to $6.4 million for the same period in 2007. The increase in non-interest income was primarily the result of an income distribution from Visa International's initial public offering in the amount of $386 thousand. As a member bank of Visa, we received the proceeds for the redemption of approximately 9 thousand shares of class B common stock. The increase in non-interest income also included a net gain on sale of securities of $218 thousand in 2008 compared to a net loss of $161 thousand in 2007. Non-interest income in 2007 included nonrecurring income from the recapture of $240 thousand relating to the allowance for losses on unfunded loan commitments. Other service charges and fees decreased $141 thousand or 9.4% in 2008 compared to the prior year mainly due to decreased investment brokerage fees of $163 thousand. Service charges on deposit accounts were up by $281 thousand or 8.7% as we saw an increase in overdraft protection fees. Mortgage origination brokerage fees decreased $56 thousand or 5.1% over 2007.

Non-interest Expense

Non-interest expense increased $2.6 million or 12.6% to $23.2 million in 2009 compared to $20.6 million in 2008 and non-interest expense increased $289 thousand or 1.4% in 2008 compared to $20.3 million in 2007. The following table presents the components of non-interest expense for 2009, 2008 and 2007.

Non-interest Expense

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Salaries	$ 8,287	$ 8,161	$ 8,431
Retirement and other employee benefits	2,488	2,706	2,503
Occupancy	1,832	1,857	1,788
Equipment	1,763	1,638	1,885
Professional fees	832	717	673
Supplies	216	312	432
Telephone	642	679	563
FDIC Insurance	1,689	384	62
Net cost of real estate and repossessions acquired in settlement of loans	1,345	145	48
Other outside services	470	482	445
Other	3,588	3,552	3,514
Total	$23,152	$20,633	$20,344

Expenses for salaries and benefits decreased 0.8% and 0.6% for the years ended December 31, 2009 and December 31, 2008, respectively. Salaries and benefits increased 6.5% for the year ended December 31, 2007. The decrease in salary and benefit expenses in 2009 compared to 2008 is due to a decrease of $304 thousand in supplemental employee retirement plan expense. The decrease in 2008 is related to deferred loan origination expense. Prior to this salary and benefits increased $589 thousand or 5.35% in 2008 compared to 2007. This increase along with the increase in 2007 is related to staff additions to accommodate our growth and additional branches. As of December 31, 2009, we had 222 employees and operated 24 full service banking offices, a loan production office and a mortgage loan origination office.

Salary expense increased $126 thousand or 1.5% in 2009 compared to 2008. The increase is the result of general cost of living and merit increases. Employee benefits decreased $218 thousand or 8.1% in 2009 over the prior year principally due a decrease in supplemental employee retirement plan expense and a decrease in employee incentive expense.

Equipment expense increased $124 thousand or 7.6% in 2009 mainly due to maintenance expense increasing $73 thousand and depreciation expense increasing $34 thousand.

Professional fees, which include audit, legal and consulting fees, increased $115 thousand or 16.0% to $832 thousand for 2009 compared to $717 thousand in 2008. Legal fees remained relatively flat only increasing $4 thousand year over year. Consulting fees increased $33 thousand in 2009 compared to 2008 mainly the result of fees associated with the search for our new president and CEO. Audit fees increased $36 thousand during 2009 as compared to 2008 due to fees associated with an IRS audit and various fees associated with other consultations.

Supplies expense decreased $96 thousand in 2009 compared to same period of 2008 primarily the result of decreases at our bankcard center and at our corporate office.

FDIC insurance increased $1.3 million in 2009 due to increased assessment rates and an increase in our deposit balances. Also, $405 thousand of the increase is related to the special assessment that was levied on all banks by the FDIC.

Net cost of real estate and repossessions acquired in settlement of loans expense increased $1.2 million to $1.3 million in 2009 compared to $145 thousand in 2008. The majority of this expense is related to the disposition of collateral on two large real estate loans.

Salary expense decreased $270 thousand or 3.2% in 2008 compared to 2007. Prior to deferring loan origination costs, salary expense increased $387 thousand or 4.4% as we opened one new branch in 2008 and had full years of expenses for three branches that opened mid year 2007. Employee benefits increased $203 thousand or 8.1% in 2008 over the prior year principally due to health insurance increases of $210 thousand and $68 thousand in expense related to split-dollar life insurance arrangements due to a change in accounting standards related to postretirement benefits.

Occupancy expense increased $69 thousand or 3.9% in 2008 as we opened an additional branch in 2008. Also, branches opened in 2007 impacted expenses for a full year in 2008 compared to only a partial year in 2007.

Professional fees, which include audit, legal and consulting fees, increased $44 thousand or 6.5% to $717 thousand for 2008 compared to $673 thousand in 2007. The main reason for the increase was an increase in legal fees of $138 thousand during 2008 compared to 2007 primarily the result of increased general corporate reporting and disclosure matters. The increase was offset by a reduction in consulting fees as our human resource department incurred fees of $76 thousand in 2007 that did not recur in 2008. Audit fees increased approximately $12 thousand in 2008 compared to 2007 mainly the result of fees associated with an IRS audit.

Supplies expense decreased $120 thousand in 2008 compared to same period of 2007 primarily the result of outsourcing our item processing in 2007 which required us to purchase various new forms and documents.

FDIC deposit insurance increased $322 thousand or 519% for 2008 compared to 2007. The primary reason for this increase was that the FDIC began assessing deposit insurance fees again in 2007 but allowed eligible institutions to use a one time credit towards the assessment. The one time credit covered a large portion of our FDIC expense in 2007.

Income Taxes

For the year-ended December 31, 2009, we recorded income tax benefit of $357 thousand, compared to expenses of $580 thousand and $1.7 million for the year-ended December 31, 2008 and 2007, respectively. Our effective tax rate for the years ended December 31, 2009, 2008 and 2007 was (31.2%), 14.5% and 25.8%, respectively.

Our effective tax rate for 2008 was lower due to the recognition of a tax benefit associated with the reduction of the valuation allowance on a deferred tax asset and a higher ratio of tax-exempt to taxable income compared to 2007. The valuation allowance for deferred tax assets was $43 thousand for December 31, 2009, $105 thousand for December 31, 2008 and $335 for December 31, 2007. The valuation allowance was for certain capital losses related to perpetual preferred stock issued by FNMA and FHLMC. These losses are capital in character and we may not have current capital gain capacity to offset these losses. The effective tax rate in 2009, 2008 and 2007 also differs from the federal statutory rate of 34.0% primarily due to tax-exempt interest income we earned on tax-exempt securities in our investment portfolio. For more information see disclosure on income taxes in note 6.

Financial Condition at December 31, 2009, 2008 and 2007

Our total assets were $888.7 million at December 31, 2009, $841.9 million at December 31, 2008 and $643.9 million at December 31, 2007. Asset growth during 2009 was funded primarily by an increase in time deposits of $76.6 million and an increase in interest bearing demand accounts of $42.9 million. For the years ended December 31, 2009 and 2008, we grew our loans $39.0 million and $84.6 million, respectively, due to favorable loan demand in our market areas and our addition of new branches during 2007 and 2008. For the years ended December 31, 2009 and 2008, we grew our deposits $125.6 million and $102.8 million, respectively, mainly through wholesale certificates of deposit, the proceeds of which were invested in interest-earning assets.

We believe our financial condition is sound. The following discussion focuses on the factors considered by us to be important in assessing our financial condition.

The following table sets forth the relative composition of our balance sheets at December 31, 2009, 2008 and 2007.

Distribution of Assets and Liabilities

	December 31,					
	2009		2008		2007	
	(Dollars in thousands)					
Assets:						
Loan, gross	$577,791	65.0%	$538,836	64.0%	$454,198	70.5%
Investment securities	239,332	26.9	239,709	28.4	125,888	19.6
Interest-bearing deposits	870	0.1	902	0.1	925	0.1
FHLB stock	5,116	0.6	3,859	0.5	2,382	0.4
Federal funds sold	7,865	0.9	—	0.0	4,775	0.7
Total earning assets	830,974	93.5	783,306	93.0	588,168	91.3
Allowance for loan losses	(9,725)	(1.1)	(5,931)	(0.7)	(4,083)	(0.6)
Non-interest-bearing deposits and cash	9,076	1.0	15,897	1.9	16,303	2.5
Bank premises and equipment, net	25,329	2.9	25,737	3.1	24,450	3.8
Other assets	33,066	3.7	22,842	2.7	19,051	3.0
Total assets	$888,720	100.0%	$841,851	100.0%	$643,889	100.0%
Liabilities and Shareholders' Equity:						
Demand deposits	$ 93,492	10.5%	$ 90,197	10.7%	$ 95,596	14.9%
Savings, NOW and Money Market deposits	161,551	18.2	115,893	13.8	121,839	18.9
Time deposits of $100,000 or more	198,388	22.3	224,185	26.6	162,276	25.2
Other time deposits	301,299	33.9	198,877	23.6	146,650	22.8
Total deposits	754,730	84.9	629,152	74.7	526,361	81.8
Short-term borrowings	22,910	2.6	57,716	6.8	43,174	6.7
Long-term obligations	21,000	2.4	26,000	3.1	—	0.0
Accrued interest and other liabilities	5,705	0.6	61,040	7.3	7,513	1.1
Total liabilities	804,345	90.5	773,908	91.9	577,048	89.6
Shareholders' equity	84,375	9.5	67,943	8.1	66,841	10.4
Total liabilities and share-holders' equity	$888,720	100.0%	$841,851	100.0%	$643,889	100.0%

Loans

As of December 31, 2009, total loans increased to $577.8 million, up 7.2% from total loans of $538.8 million at December 31, 2008. Construction and land development loans decreased from $132.5 million in 2008 to $125.9 million in 2009. The decrease in construction and development loans was a function of the declining economic conditions during the past two years. Commercial and residential real estate loans increased from $299.0 million in 2008 to $335.0 million in 2009. The growth in residential and commercial real estate loans was due to the growth in branches and a focus on growth by the bank in owner-occupied small business lending during the year.

As of December 31, 2008, total loans increased to $538.8 million, up 18.6% from total loans of $454.2 million at December 31, 2007. Loan growth for 2008 was strong partially the result of growth in the three new branches opened in 2007 and a new branch opened in 2008. Construction and land development loans increased from $104.3 million in 2007 to $132.5 million in 2008. The growth in construction and development loans was a function of that growth coupled with several larger construction/permanent loans which funded out in 2008. Commercial and residential real estate loans increased from $234.8 million in 2007 to $299.0 million in 2008. The growth in residential and commercial real estate loans was due to the growth in branches and a focus on growth by the bank in owner-occupied small business lending during the year.

At December 31, 2009, our loan portfolio contained no foreign loans, and we believe the portfolio is adequately diversified. Real estate loans represent approximately 79.8% of our loan portfolio. Real estate loans are primarily loans secured by real estate, including mortgage and construction loans. Residential mortgage loans accounted for approximately $110.8 million or 24.0% of our real estate loans at December 31, 2009. Commercial loans are spread throughout a variety of industries, with no particular industry or group of related industries accounting for a significant portion of the commercial loan portfolio. At December 31, 2009, our ten largest loans accounted for approximately 7.39% of our loans outstanding. As of December 31, 2009, we had outstanding loan commitments of approximately $86.7 million. The amounts of loans outstanding at the indicated dates are shown in the following table according to loan type.

Loan Portfolio Composition

	2009	2008	2007	2006	2005
			(Dollars in thousands)		
Real estate—construction and land development	$125,856	$132,525	$104,339	$116,279	$ 91,334
Real estate—commercial, residential and other[(1)]	335,004	298,959	234,812	211,440	198,931
Installment loans	4,351	5,115	5,808	6,109	8,518
Overdraft plans	2,451	2,214	2,002	2,167	2,630
Commercial and all other loans	110,129	100,023	107,237	81,948	85,373
Total	$577,791	$538,836	$454,198	$417,943	$386,786

(1) The majority of the commercial real estate is owner-occupied and operated.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table sets forth the maturity distribution of our loans as of December 31, 2009. A significant majority of our loans maturing after one year reprice at two and three year intervals. In addition, approximately 60.0% of our loan portfolio is comprised of variable rate loans.

Loan Maturities at December 31, 2009

	1 year or less	Due after 1 year through 5 years		Due after 5 years		Total
		Floating	Fixed	Floating	Fixed	
			(Dollars in thousands)			
Real estate—construction and land development	$ 64,869	$ 34,079	$ 26,276	$ 322	$ 310	$125,856
Real estate—commercial, residential and other	54,767	119,058	102,059	37,761	21,359	335,004
Installment loans	711	30	3,220	—	390	4,351
Overdraft protection plans	1,039	483	202	30	697	2,451
Commercial and all other loans	51,689	26,588	18,169	2,650	11,033	110,129
Total	$173,075	$180,238	$149,926	$40,763	$33,789	$577,791

Allowance for Loan Losses

We consider the allowance for loan losses adequate to cover estimated probable loan losses relating to the loans outstanding as of each reporting period. The procedures and methods used in the determination of the allowance necessarily rely upon various judgments and assumptions about economic conditions and other factors affecting our loans. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Those agencies may require us to recognize adjustments to the allowance for loan losses based on their judgments about the information available to them at the time of their examinations. No assurance can be given that we will not in any particular period sustain loan losses that are sizable in relation to the amount reserved or that subsequent evaluations of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses or future charges to earnings.

The following table summarizes the balances of loans outstanding, average loans outstanding, changes in the allowance arising from charge-offs and recoveries by category and additions to the allowance that have been charged to expense.

Analysis of the Allowance for Loan Losses

	Year ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Total loans outstanding at end of year—gross	$577,791	$538,836	$454,198	$417,943	$386,786
Average loans outstanding—gross	$562,095	$504,426	$431,579	$409,565	$355,755
Allowance for loan losses at beginning of year	$ 5,931	$ 4,083	$ 4,725	$ 4,650	$ 4,300
Loan charged off:					
Real estate	7,032	381	433	—	12
Installment loans	18	64	43	68	45
Credit cards and related plans	19	—	—	—	31
Commercial and all other loans	497	253	161	59	218
Total charge-offs	7,566	698	637	127	306
Recoveries of loans previously charged off:					
Real estate	72	1	—	7	—
Installment loans	3	4	18	16	16
Credit cards and related plans	4	9	—	3	18
Commercial and all other loans	181	82	76	65	1
Total recoveries	260	96	94	91	35
Net charge-offs	7,306	602	543	36	271
Provision for loan losses	11,100	2,450	(99)	351	757
Adjustment for loans sold[(1)]	—	—	—	—	(136)
Adjustment for unfunded loans[(2)]	—	—	—	(240)	—
Allowance for loan losses at end of year	$ 9,725	$ 5,931	$ 4,083	$ 4,725	$ 4,650
Ratios:					
Net charge-offs during year to average loans outstanding	1.30%	0.12%	0.13%	0.01%	0.08%
Allowance for loan losses to loans at year end[(3)]	1.68	1.10	0.90	1.13	1.20
Allowance for loan losses to nonperforming loans	66	59	877	2,568	7,154

(1) During 2005 the Bank sold its credit card portfolio with outstanding balances of approximately $2.7 million. Prior to the sale, the Bank had reserved 5% of the outstanding balances in the allowance for loan losses. The allowance was reduced by $136 thousand when the credit card portfolio was sold.

(2) $240 thousand allocated to approximately $80 million of committed but unfunded loan obligations was reclassed to other liabilities from the Bank's allowance for loan losses.

(3) As a result of the Interagency Policy Statement on the Allowance for Loan and Lease Losses jointly issued in December 2006 by the federal banking regulatory agencies, management re-evaluated and adjusted the methodology it used to estimate the allowance for loan losses during the second quarter of 2007.

At December 31, 2009, our allowance for loan losses as a percentage of loans was 1.68%, up from 1.10% at December 31, 2008. The increase in part reflects the increase in our historical loss rate as our charge-offs have increased during the past year. Also, the increase reflects the recognition of additional loans identified as being impaired. In evaluating the allowance for loan losses, we prepare an analysis of our current loan portfolio through the use of historical loss rates, homogeneous risk analysis grouping to include probabilities for loss in each group by risk grade, estimation of years to impairment in each homogeneous grouping, analysis of internal credit processes, past due loan portfolio performance and overall economic conditions, both regionally and nationally.

Historical loss calculations for each homogeneous risk group are based on a three year average loss ratio calculation with the most recent quarter's loss history included in the model. The impact is to more quickly recognize and increase the loss history in a respective grouping. For those groups with little or no loss history, management increases the historical factor through a positive adjustment to more accurately represent current economic conditions and their potential impact on that particular loan group.

Homogeneous loan groups are assigned risk factors based on their perceived loss potential, current economic conditions and on their respective risk ratings. The probability of loss is increased as the risk grade increases within each risk grouping to more accurately reflect the Bank's exposure in that particular group of loans. The Bank utilizes a system of eight—possible risk ratings. The risk ratings are established based on perceived probability of loss. All loans risk rated "doubtful" and "loss" are removed from their homogeneous group and individually analyzed for impairment. Other groups of loans based on loan size may be selected for impairment review. Loans are considered impaired if, based on current information and events, it is probable that the bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on either the fair value of the underlying collateral, the present value of the future cash flows discounted at the historical effective interest rate stipulated in the loan agreement, or the estimated market value of the loan. In measuring the fair value of the collateral, management uses a comparison to the recent selling price of similar assets, which is consistent with those that would be utilized by unrelated third parties.

A portion of the Bank's allowance for loan losses is not allocated to any specific category of loans. This general portion of the allowance reflects the elements of imprecision and estimation risk inherent in the calculation of the overall allowance. Due to the subjectivity involved in determining the overall allowance, including the unallocated portion, the portion of the allowance considered unallocated may fluctuate from period to period based on management's evaluation of the factors affecting the assumptions used in calculating the allowance, including historical loss experience, current and expected economic conditions and geographic conditions. The Bank has identified an acceptable range for this unallocated portion to be 5%—15% of the total reserve. While we believe that our management uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination. Because these factors and management's assumptions are subject to change, the allocation is not necessarily indicative of future loan portfolio performance.

Loans are charged-off against the Bank's allowance for loan losses as soon as the loan becomes uncollectible. Unsecured loans are considered uncollectible when no regularly scheduled monthly payment has been made within three months, the loan matured over 90 days ago and has not been renewed or extended or the borrower files for bankruptcy. Secured loans are considered uncollectible when the liquidation of collateral is deemed to be the most likely source of repayment. Once secured loans reach 90 days past due, they are placed into non-accrual status. If the loan is deemed to be collateral dependent, the principal balance is written down immediately to reflect the current market valuation based on current independent appraisal. Included in the write-down is the estimated expense to liquidate the property and typically an additional allowance for the foreclosure discount. Generally, if the loan is unsecured the loan must be charged-off in full while if it is secured the loan is charged down to the net liquidation value of the collateral.

Net charge-offs of $7.3 million in 2009 increased $6.7 million and $6.8 million when compared to 2008 and 2007, respectively. Net charge-offs from real estate secured loans were $7.0 million, $381 thousand and $433 thousand for 2009, 2008 and 2007, respectively. Asset quality remains a top priority of the Bank. For the year ending December 31, 2009, net loan charge-offs were 1.30% of average loans compared to 0.12% for the year ending December 31, 2008. The ratio of annualized net charge-offs to average loans increased mainly due to the Bank writing-down several large collateral dependent loans. Declining economic conditions, particularly in our southern coastal markets, resulted in an increased number of impaired collateral dependant loans which resulted in a portion of these loans being charged-off. The increase in the allowance for loan losses to loans to 1.68% at December 31, 2009 from 1.10% at December 31, 2008 reflects the increase in our historical loss rate as our charge-offs have increased during the past year. Also, the increase reflects the recognition of additional loans identified as being impaired. The ratio of our allowance for loan losses to nonperforming loans increased to 66% as of December 31, 2009 compared to 59% at December 31, 2008. The increase is the result of our allowance increasing approximately 64% year over year while our nonperforming loans have only increased approximately 47% year over year.

Construction, land and development ("CLD") loans make up 21.8% of the Bank's loan portfolio. This sector of the economy has been particularly impacted by declines in housing activity, and has had a disproportionate impact on the credit quality of the Company. The table below shows trends of CLD loans, along with ratios relating to their relative credit quality.

	CLD Loans		All Other Loans		Total Loans
	Balance	% of Total	Balance	% of Total	
	Dollars in thousands				
Balances at December 31, 2009	$125,856	21.8%	$451,935	78.2%	$577,791
Impaired loans	8,959	37.5%	14,935	62.5%	23,894
Allocated Reserves	4,622	55.6%	3,694	44.4%	8,316
YTD Net Charge-offs	5,101	69.8%	2,205	30.2%	7,306
Nonperforming loans (NPL)	5,946	40.5%	8,750	59.5%	14,696
NPL as % of loans	4.7%		1.9%		2.5%

While balances of CLD loans make up 21.8% of the Bank's loan portfolio, they represent 37.5% and 69.8% of the Bank's impaired loans and YTD net charge-offs, respectively. CLD loans represent 40.5% of the Bank's nonperforming loans and 55.6% of the Bank's allowance for loan loss is allocated to CLD loans.

Allocation of the Allowance for Loan Losses

The following table sets forth the allocation of allowance for loan losses and percent of our total loans represented by the loans in each loan category for each of the years presented. The reserves allocated to real estate increased during 2009 and 2008 as declining economic conditions, particularly in our southern coastal markets, resulted in an increased number of impaired collateral dependant loans.

Allocation of the Allowance for Loan Losses

	December 31,									
	2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate	$7,572	91.0%	$4,762	80.1%	$2,642	74.7%	$3,630	78.4%	$3,292	75.0%
Installment loans	23	0.3	25	0.9	73	1.3	233	1.5	122	2.2
Credit cards and related plans	13	0.2	16	0.4	38	0.4	8	0.5	21	0.7
Commercial and all other loans	708	8.5	507	18.6	773	23.6	817	19.6	1,073	22.1
Total allocated	8,316	100.0%	5,310	100.0%	3,526	100.0%	4,688	100.0%	4,508	100.0%
Unallocated	1,409		621		557		37		142	
Total	$9,725		$5,931		$4,083		$4,725		$4,650	

Loans Considered Impaired under SFAS No. 114

We review our nonperforming loans and other groups of loans based on loan size or other factors for impairment. At December 31, 2009, we had loans totaling $23.9 million (which includes $14.4 million in nonperforming loans) which were considered to be impaired compared to $16.5 million at December 31, 2008. Loans are considered impaired if, based on current information, circumstances or events, it is probable that the Bank will not collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. However, treating a loan as impaired does not necessarily mean that we expect to incur a loss on that loan, and our impaired loans may include loans that currently are performing in accordance with their terms. For example, if we believe it is probable that a loan will be collected, but not according to its original agreed upon payment schedule, we may treat that loan as impaired even though we expect that the loan will be repaid or collected in full. As indicated in the table below, when we believe a loss is probable on a non-collateral dependent impaired loan, a portion of our reserve is allocated to that probable loss. If the loan is deemed to be collateral dependent, the principal balance is written down immediately to reflect the current market valuation based on current independent appraisal.

The following table sets forth the number and volume of loans net of previous charge-offs considered impaired and their associated reserve allocation, if any, at December 31, 2009.

	Number of Loans	Loan Balances Outstanding	Allocated Reserves
	(Dollars in millions)		
Non-accrual loans	34	$13.0	$ 0.7
Restructured loans	3	1.4	0.7
Total nonperforming loans	37	$14.4	$ 1.4
Other impaired loans with allocated reserves	10	3.3	0.7
Impaired loans without allocated reserves	16	6.2	—
Total impaired loans	63	$23.9	$ 2.1

Nonperforming Assets and Past Due Loans

The following table summarizes our nonperforming assets and past due loans at the dates indicated.

Nonperforming Assets and Past Due Loans

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Non-accrual loans	$13,343	$ 9,957	$393	$130	$—
Loans past due 90 days or more days still accruing	—	—	—	—	—
Restructured loans	1,353	24	73	54	65
Other real estate owned & repossessions	5,443	3,724	66	240	—
Total	$20,139	$13,705	$532	$424	$ 65

A loan is placed on non-accrual status when, in our judgment, the collection of interest income appears doubtful or the loan is past due 90 days or more. Interest receivable that has been accrued and is subsequently determined to have doubtful collectability is charged to the appropriate interest income account. Interest on loans that are classified as non-accrual is recognized when received. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original terms.

At December 31, 2009 and 2008, nonperforming assets were approximately 3.49% and 2.54%, respectively, of the loans outstanding at such dates. The general downturn in the overall economy has contributed to the overall increase in nonperforming assets reflected at year end. The impact of our impaired loans at December 31, 2009, on our interest income was approximately $1.0 million as we would have accrued $1.3 million in interest income versus the $0.3 million thousand recognized.

Any loans that are classified for regulatory purposes as loss, doubtful, substandard or special mention, and that are not included as non-performing loans, do not (i) represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results; or (ii) represent material credits about which management has any information which causes management to have serious doubts as to the ability of such borrower to comply with the loan repayment terms.

Off-Balance Sheet Arrangements and Contractual Obligations

We have various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. We also have contractual cash obligations and commitments, including certificates of deposit, other borrowings, operating leases and loan commitments. The following tables set forth our commercial commitments and contractual payment obligations as of December 31, 2009.

Commercial Commitments	Amount of Commitment Expiration per Period				
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(Dollars in thousands)				
Loan commitments and lines of credit	$ 84,906	$ 42,750	$ 11,086	$ 5,869	$25,201
Standby letters of credit	1,837	1,837	—	—	—
Total commercial commitments	$ 86,743	$ 44,587	$ 11,086	$ 5,869	$25,201

Contractual Obligations	Amount of Payments Due per Period				
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(Dollars in thousands)				
Short-term borrowings	22,910	22,910	—	—	—
Long-term borrowings	21,000	—	13,500	7,500	—
Operating leases	3,055	520	904	698	933
Deposits	754,730	652,418	90,122	12,190	—
Total contractual obligations	$888,438	$720,435	$115,612	$26,257	$26,134

Investment Portfolio

The composition of our securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. Our securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for investing available funds, furnishing liquidity and supplying securities to pledge as required collateral for certain deposits and borrowed funds. We use two categories to classify our securities: "held-to-maturity" and "available-for-sale." Currently, none of our investments are classified as held-to-maturity. While we have no plans to liquidate a significant amount of our securities, the securities classified as available-for-sale may be sold to meet liquidity needs should management deem it to be in our best interest.

Our investment securities totaled $239.3 million at December 31, 2009, $239.7 million at December 31, 2008 and $125.9 million at December 31, 2007. The balance of the investment portfolio at December 31, 2008 compared to December 31, 2009 remained flat. The increase in investment securities of $113.8 million or 90.4% from December 31, 2007 when compared to December 31, 2008 was principally due to leverage strategies implemented to take advantage of favorable spreads between yields on securities and borrowing cost from the Federal Home Loan Bank. Additions to the investment securities portfolio depend to a large extent on the availability of investable funds that are not otherwise needed to satisfy loan demand. Investable funds not otherwise utilized are temporarily invested as federal funds sold or as interest-bearing balances at other banks, the level of which is affected by such considerations as near-term loan demand and liquidity needs.

The carrying values of investment securities held by us at the dates indicated are summarized as follows:

Investment Portfolio Composition

	December 31,					
	2009	Percentage	2008	Percentage	2007	Percentage
			(Dollars in thousands)			
Securities available-for-sale:						
Government-sponsored enterprises and FFCB bonds	$ 35,843	15.0%	$ 29,524	12.3%	$ 33,022	26.2%
Collaterized mortgage obligations	25,285	10.6	20,759	8.7	21,687	17.2
Corporate notes	5,860	2.5	6,888	2.9	2,958	2.3
Mortgage-backed securities	125,516	52.4	148,649	62.0	31,453	25.0
Tax-exempt municipal securities	46,022	19.2	33,209	13.8	35,941	28.6
Equity securities	806	0.3	680	0.3	827	0.7
Total investments	$239,332	100.0%	$239,709	100.0%	$125,888	100.0%

The following table shows maturities of the carrying values and the weighted-average yields of investment securities held by us at December 31, 2008.

Investment Portfolio Maturity Schedule

	3 months or less	Over 3 months through 1 year	Over 1 year through 5 years	Over 5 years but within 10 years	Over 10 years	
	Amount/ Yield	Amount/ Yield	Amount/ Yield	Amount/ Yield	Amount/ Yield	Total/ Yield
			(Dollars in thousands)			
Securities available-for-sale:						
Government-sponsored enterprises and FFCB bonds	$ —	$ —	$ 7,166	$ 20,392	8,285	$ 35,843
	— %	— %	2.74%	3.70%	4.70%	3.74%
Collaterized mortgage obligations[1]	188	1,488	20,121	3,488	—	25,285
	4.96	2.90	4.38	3.86	—	4.23
Corporate notes	—	—	—	5,860	—	5,860
	—	—	—	5.95	—	5.95
Mortgage-backed securities[1]	1,154	3,600	53,812	54,057	12,893	125,516
	5.50	5.69	3.94	4.12	4.39	4.13
Tax-exempt municipal securities[2]	497	378	7,343	18,449	19,355	46,022
	7.22	7.31	5.44	5.70	5.72	5.70
Equity securities[3]	—	—	—	—	806	806
	—	—	—	—	11.13	11.13
Total investments	$1,839	$5,466	$88,442	$102,246	$41,339	$239,332
	5.93%	5.02%	4.07%	4.42%	5.23%	4.46%

(1) Mortgage-backed securities (MBS) and collaterized mortgage obligations (CMO) maturities are based on the average life at the projected prepayment assumptions. All other bond maturities are based on maturity date.

(2) Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%.

(3) Equity securities yield is based on dividends paid in 2009.

The weighted average yields shown are calculated on the basis of cost and effective yields for the scheduled maturity of each security. At December 31, 2009, the market value of the investment portfolio was approximately $2.1 million above its book value, which is primarily the result of lower market interest rates compared to the interest rates on the investments in the portfolio.

We currently have the ability to hold our available-for-sale investment securities to maturity. However, should conditions change, we may sell unpledged securities. We consider the overall quality of the securities portfolio to be high. All securities held are traded in liquid markets. As of December 31, 2009, we owned securities from issuers in which the aggregate amortized cost from such issuers exceeded 10% of our shareholders' equity. As of December 31, 2009 the amortized cost and market value of the securities from each issuer were as follows:

	Amortized Cost	Market Value
	(Dollars in thousands)	
Federal National Mortgage Corporation	$60,315	$60,866
Federal Home Loan Mortgage Corporation	36,597	37,011
Federal Home Loan Banks	14,045	13,860
Government National Mortgage Association	30,023	30,336
Federal Farm Credit Banks	11,992	11,907
Small Business Administration	32,338	32,665

At December 31, 2009, we held $8.7 million in bank owned life insurance, compared to $8.3 million at December 31, 2008.

Deposits

Deposits increased to $754.7 million, up 19.9% as of December 31, 2009 compared to deposits of $629.2 million at December 31, 2008. Non-interest-bearing deposits increased $3.3 million from year-end 2008 to year-end 2009, while total interest-bearing deposits increased $122.3 million over the same period. The most significant increases in deposits are attributed to time deposits, including wholesale time deposits, which increased $76.6 million year over year. Time deposits of less than $100,000 increased $102.4 million while time deposits of $100,000 or more decreased $25.8 million. We believe that we can improve our core deposit funding by improving our branch network and providing more convenient opportunities for customers to bank with us. We anticipate that our deposits will continue to increase throughout 2010.

Total deposits at December 31, 2008 increased $102.8 million or 19.5% compared to total deposits of $526.4 million at December 31, 2007. Non-interest-bearing deposits decreased $5.4 million from year-end 2007 to year-end 2008, while total interest-bearing deposits increased $108.2 million over the same period. Time deposits increased $114.1 million during 2008 of which $61.9 million was attributable to increases in time deposits of $100,000 or more.

The average balance of deposits and interest rates thereon for the years ended December 31, 2009, 2008, and 2007 are summarized below.

Average Deposits

	Year ended December 31,					
	2009		2008		2007	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
	(Dollars in thousands)					
Interest-bearing demand deposits	$112,971	0.74%	$ 96,032	0.93%	$ 95,008	1.87%
Savings deposits	18,429	0.25	17,870	0.49	18,740	0.50
Time deposits	476,480	2.54	374,407	4.09	303,927	5.02
Total interest-bearing deposits	607,880	2.13	488,309	3.33	417,675	4.10
Non-interest-bearing deposits	90,732		90,031		94,397	
Total deposits	$698,612	1.85%	$578,340	2.81%	$512,072	3.33%

For the years ended December 31, 2009, 2008 and 2007, our average non-interest-bearing deposits have been approximately 13.0%, 15.6% and 18.4%, respectively of our average total deposits. Owing to our loan growth, during 2009 we continued to look to the wholesale funds market to augment our core funding. We subscribe to an Internet bulletin board service to advertise our deposit rates. At year-end 2009 and 2008, we had approximately $140.8 million and $134.5 million, respectively, in these types of deposits, most of which have a maturity of two years or less.

As of December 31, 2009, we held approximately $87.9 million in time deposits of $100,000 or more of individuals, local governments or municipal entities and $110.5 million of wholesale deposits of $100,000 or more. Non-brokered time deposits less than $100,000 were approximately $239.5 million at December 31, 2009. The following table is a maturity schedule of our time deposits as of December 31, 2009.

Time Deposit Maturity Schedule

	3 months or less	4-6 months	7-12 months	Over 12 months	Total
	(Dollars in thousands)				
Non-wholesale time certificates of deposit of less than $100,000	$ 36,570	$23,896	$118,618	$ 60,399	$239,483
Non-wholesale time certificates of deposit of $100,000 or more	37,247	16,094	29,114	5,442	87,897
Wholesale time certificates of deposit of less than $100,000	9,434	9,536	26,165	16,681	61,816
Wholesale time certificates of deposit of $100,000 or more	47,208	25,156	18,338	19,789	110,491
Total time deposits	$130,459	$74,682	$192,235	$102,311	$499,687

Borrowings

Short-term borrowings include sweep accounts, advances from the Federal Home Loan Bank of Atlanta (the "FHLB") having maturities of one year or less, Federal Funds purchased and repurchase agreements. Our short-term borrowings totaled $22.9 million on December 31, 2009, compared to $57.7 million on December 31, 2008, a decrease of $34.8 million. Our short-term advances from FHLB decreased $14.0 million while repurchase agreements decreased $6.3 million and sweep accounts decreased $1.5 million from December 31, 2008 to December 31, 2009. Federal funds purchased decreased $13.0 million from December 31, 2008 to December 31, 2009.

The following table details the maturities and rates of our borrowings from the FHLB, as of December 31, 2009.

Borrow Date	Type	Principal	Term	Rate	Maturity
		(Dollars in thousands)			
December 31, 2009	Fixed rate	15,000	30 days	0.23	January 29, 2010
March 12, 2008	Fixed rate	5,000	2 years	2.56	March 12, 2010
March 12, 2008	Fixed rate	6,500	3 years	2.89	March 14, 2011
February 29, 2008	Fixed rate	5,000	4 years	3.18	February 29, 2012
March 12, 2008	Fixed rate	2,000	4 years	3.25	March 12, 2012
March 12, 2008	Fixed rate	7,500	5 years	3.54	March 12, 2013
	Total Borrowings:	$ 41,000	Composite rate:	2.05%	

Long-Term Obligations

Long-term obligations consist of advances from FHLB with maturities greater than one year. Our long-term borrowings from the FHLB totaled $21.0 million on December 31, 2009, compared to $26.0 million long-term FHLB advances on December 31, 2008. The decrease of $5.0 million in long-term FHLB advances is due to $5.0 million being reclassed to short-term borrowing.

Liquidity

Liquidity refers to our continuing ability to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses and provide funds for payment of dividends, debt service and other operational requirements. Liquidity is immediately available from five major sources: (a) cash on hand

and on deposit at other banks; (b) the outstanding balance of federal funds sold; (c) lines for the purchase of federal funds from other banks; (d) lines of credit established at the FHLB, less existing advances; and (e) our investment securities portfolio. All our debt securities are of investment grade quality and, if the need arises, can promptly be liquidated on the open market or pledged as collateral for short-term borrowing.

Consistent with our general approach to liquidity management, loans and other assets of the Bank are funded primarily using a core of local deposits, proceeds from retail repurchase agreements and excess Bank capital. During 2009 the Bank relied more heavily on wholesale time deposits to meet our liquidity needs. Wholesale deposits increased $37.8 million from December 31, 2008 to December 31, 2009 primarily because of increased use of internet deposits and the use of a wholesale time deposit placement network. The Bank intends to focus on increasing core deposits in order to decrease the amount of wholesale deposits.

We are a member of the Federal Home Loan Bank of Atlanta. Membership, along with a blanket collateral commitment of our one-to-four family residential mortgage loan portfolio, as well as our commercial real estate loan portfolio, provided us the ability to draw up to $177.7 million, $168.6 million and $128.8 million of advances from the FHLB at December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, we had outstanding FHLB advances totaling $41.0 million compared to $60.0 million and $28.0 million at December 31, 2008 and 2007, respectively.

As a requirement for membership, we invest in stock of the FHLB in the amount of 1.0% of our outstanding residential loans or 5.0% of our outstanding advances from the FHLB, whichever is greater. That stock is pledged as collateral for any FHLB advances drawn by us. At December 31, 2009, we owned 51,160 shares of the FHLB's $100 par value capital stock, compared to 38,591 and 23,822 shares at December 31, 2008 and 2007, respectively. No ready market exists for FHLB stock, which is carried at cost.

We also had unsecured federal funds lines in the aggregate amount of $36.0 million available to us at December 31, 2009 under which we can borrow funds to meet short-term liquidity needs. At December 31, 2009, we did not have any advances under these federal funds lines. We also have the ability to borrow from the Federal Reserve Discount Window by pledging certain types of collateral. Another source of funding available is loan participations sold to other commercial banks (in which we retain the servicing rights). As of December 31, 2009, we did not have any loan participations sold. We believe that our liquidity sources are adequate to meet our operating needs.

Capital Resources and Shareholders' Equity

As of December 31, 2009, our total shareholders' equity was $84.4 million (consisting of common shareholders' equity of $67.3 million and preferred stock of $17.1 million) compared with total shareholders' equity of $67.9 million as of December 31, 2008 (consisting of common shareholders' equity of $67.9 million and no preferred stock). On January 16, 2009, the Company entered into an agreement with the United States Department of the Treasury ("Treasury"). The Company issued and sold to the Treasury 17,949 shares of the Company's Series A Preferred Stock. The preferred stock calls for cumulative dividends at a rate of 5% per year for the first five years, and at a rate of 9% per year in following years. The Company also issued a warrant to purchase 144,984 shares of the Company's common stock. The Company received $17,949,000 in cash.

Common shareholders' equity decreased by approximately $0.6 million to $67.3 million at December 31, 2009 from $67.9 million at December 31, 2008. We experienced net income in 2009 of $1.5 million and recognized stock compensation of $85 thousand on restricted stock awards and stock options. We had a decrease in net unrealized gains on available-for-sale securities of $205 thousand. We declared cash dividends of $2.1 million on our common shares or $0.73 per share during 2009 and dividends of $745 thousand on preferred shares.

Common shareholders' equity increased by approximately $1.1 million to $67.9 million at December 31, 2008 from $66.8 million at December 31, 2007. We experienced net income in 2008 of $3.4 million and recognized stock compensation of $212 thousand on restricted stock awards and stock options. We had a change from a net unrealized loss to an unrealized gain on available-for-sale securities of $1.7 million and we declared cash dividends of $2.1 million or $0.73 per share during 2008. During 2008 we repurchased 78,780 shares of our outstanding common stock at a cost of $1.8 million. We also recorded a liability of $387 thousand to record the postretirement benefit related to split-dollar life insurance arrangements due to a change in accounting standards related to postretirement benefits on January 1, 2008, which was reflected as a cumulative effect adjustment to retained earnings.

The following table presents information concerning capital required of us and our actual capital ratios.

	To be well capitalized under prompt corrective action provisions	Minimum required for capital adequacy purposes		
	Ratio	Ratio	Our Ratio	Bank's Ratio
As of December 31, 2009:				
Tier 1 Capital (to Average Assets)	≥ 5.00%	≥3.00%	9.59%	7.53%
Tier 1 Capital (to Risk Weighted Assets)	≥ 6.00	≥4.00	12.77	10.03
Total Capital (to Risk Weighted Assets)	≥10.00	≥8.00	14.02	11.28
As of December 31, 2008:				
Tier 1 Capital (to Average Assets)	≥ 5.00%	≥3.00%	8.65%	8.65%
Tier 1 Capital (to Risk Weighted Assets)	≥ 6.00	≥4.00	10.83	10.83
Total Capital (to Risk Weighted Assets)	≥10.00	≥8.00	11.80	11.80

Inflation and Other Issues

Because our assets and liabilities are primarily monetary in nature, the effect of inflation on our assets is less significant compared to most commercial and industrial companies. However, inflation does have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation. Notwithstanding these effects of inflation, management believes our financial results are influenced more by our ability to react to changes in interest rates than by inflation.

Except as discussed in this Management's Discussion and Analysis, management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material adverse effect on the liquidity, capital resources or operations. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

Recent Accounting Pronouncements

Please refer to Note (1) (S) of our consolidated financial statements for a summary of recent authoritative pronouncements that could impact our accounting, reporting, and/or disclosure of financial information.

Summary Quarterly Financial Information

The following table contains summary financial information for each quarterly period listed below. This information has been derived from our unaudited interim consolidated financial statements. This information has not been audited but, in the opinion of our management, it includes all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of our results for those periods. You should read this information in conjunction with our audited year end consolidated financial statements that appear in Item 8 of this report. Our results for quarterly periods shown in the table are not necessarily indicative of our results for any future period.

	2009				2008			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share data)							
Summary of Operations								
Income Statement Data:								
Interest income	$ 10,051	$ 10,320	$ 10,305	$ 10,229	$ 9,712	$ 9,874	$ 9,828	$ 9,684
Interest expense[1]	3,033	3,244	3,663	4,217	5,056	4,574	4,481	4,714
Net interest income	7,018	7,076	6,642	6,012	4,656	5,300	5,347	4,970
Provision for loan losses	5,675	2,675	2,000	750	1,110	440	570	330
Net interest income after provision	1,343	4,401	4,642	5,262	3,546	4,860	4,777	4,640
Non-interest income[2]	3,024	1,926	1,763	1,936	1,219	1,865	1,727	1,998
Non-interest expense[3]	6,117	6,135	5,455	5,445	4,792	5,476	5,108	5,257
Income (loss) before income taxes	(1,750)	192	950	1,753	(27)	1,249	1,396	1,381
Income taxes	(853)	(154)	150	500	(289)	240	294	335
Net income(loss)	(897)	346	800	1,253	262	1,009	1,102	1,046
Preferred stock dividend & accretion of discount	265	263	268	207	—	—	—	—
Net income available to common shareholders	(1,162)	83	532	1,046	262	1,009	1,102	1,046
Per Share Data and Shares Outstanding:								
Net income (loss)—basic	$ (0.41)	$ 0.03	$ 0.19	$ 0.37	$ 0.09	$ 0.35	$ 0.38	$ 0.36
Net income (loss)—diluted	(0.41)	0.03	0.19	0.37	0.09	0.35	0.38	0.36
Cash dividends	0.1825	0.1825	0.1825	0.1825	0.1825	0.1825	0.1825	0.1825
Book value at period end	23.62	24.88	24.17	24.58	23.89	22.88	22.43	23.30
Shares outstanding at period end	2,847,881	2,847,881	2,844,489	2,844,489	2,844,489	2,887,996	2,888,896	2,909,699
Balance Sheet Data:								
Total assets	$ 888,720	$ 858,737	$ 877,465	$ 865,383	$ 841,851	$ 767,768	$738,040	$714,562
Investments	239,332	218,591	232,521	247,663	239,709	154,077	157,589	160,874
Loans	577,791	573,837	566,601	550,639	538,836	524,337	516,492	485,774
Interest-earning assets	830,974	800,015	815,778	806,045	783,306	704,524	679,708	661,182
Deposits	754,730	696,633	703,467	688,082	629,152	619,019	578,273	555,591
Long-term obligations	21,000	21,000	21,000	21,000	26,000	26,000	26,000	26,000
Shareholders' equity	84,375	87,936	85,792	86,925	67,943	66,086	64,806	67,798
Selected Performance Ratios:								
Rate of return (annualized) on:								
Total assets	(0.41)%	0.16%	0.37%	0.58%	0.14%	0.54%	0.61%	0.62%
Shareholders' equity	(4.09)	1.59	3.64	5.98	1.59	6.23	6.52	6.17
Dividend payout ratio	(44.51)	608.33	96.05	49.32	202.78	52.14	48.03	50.69

1. Fourth quarter 2008 includes expense of $350 thousand for interest on taxes.
2. Fourth quarter 2008 includes amortization of a tax credit with Community Affordable Housing Equity Corporation of $291 thousand.
3. Fourth quarter 2008 declined from prior quarters due to the reversal of previously accrued incentive pay because certain goals set by the board under the Company's incentive plan were not met.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

Statements in this Report and exhibits relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments, expectations or beliefs about future events or results, and other statements that are not descriptions of historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risk factors discussed in Item 1A under the heading "Rick Factors" and in other documents filed by the Company with the Securities and Exchange Commission from time to time. Forward-looking statements may be identified by terms such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "forecasts", "potential" or "continue," or similar terms or the negative of these terms, or other statements concerning opinions or judgments of the Company's management about future events. Factors that could influence the accuracy of such forward-looking statements include, but are not limited to: (a) pressures on the earnings, capital and liquidity of financial institutions resulting from current and future adverse conditions in the credit and equity markets and the banking industry in general, (b) the financial success or changing strategies of the Company's customers, (c) actions of government regulators, (d) the level of market interest rates, (e) weather and similar conditions, particularly the effect of hurricanes on the Company's banking and operations facilities and on the Company's customers and the communities in which it does business, (f) changes in general economic conditions and the real estate values in our banking market (particularly changes that affect our loan portfolio, the abilities of our borrowers to repay their loans, and the values of loan collateral), (g) changes in competitive pressures among depository and other financial institutions or in our ability to compete effectively against larger financial institutions in our banking market. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company has no obligations, and does not intend, to update these forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information required by this Item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in Item 7 under the caption "Market Risk."

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ECB Bancorp, Inc.
Engelhard, North Carolina

We have audited the accompanying consolidated balance sheets of ECB Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ECB Bancorp, Inc. and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ECB Bancorp, Inc. and Subsidiary's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2010 expressed an unqualified opinion.

Dixon Hughes PLLC

Greenville, North Carolina
March 16, 2010

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(Dollars in thousands, except per share data)

	2009	2008
ASSETS		
Non-interest bearing deposits and cash	$ 9,076	$ 15,897
Interest-bearing deposits	870	902
Overnight investments	7,865	—
Total cash and cash equivalents	17,811	16,799
Investment securities available-for-sale, at fair value (cost of $237,594 and $237,638 at December 31, 2009 and 2008, respectively)	239,332	239,709
Loans	577,791	538,836
Allowance for loan losses	(9,725)	(5,931)
Loans, net	568,066	532,905
Real estate and repossessions acquired in settlement of loans, net	5,443	3,724
Federal Home Loan Bank common stock, at cost	5,116	3,859
Bank premises and equipment, net	25,329	25,737
Accrued interest receivable	4,967	4,663
Bank owned life insurance	8,657	8,347
Other assets	13,999	6,108
Total	$ 888,720	$ 841,851
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Demand, non-interest-bearing	$ 93,492	$ 90,197
Demand, interest-bearing	141,956	99,011
Savings	19,595	16,882
Time	499,687	423,062
Total deposits	754,730	629,152
Payable, settlement for securities purchased	—	53,426
Accrued interest payable	1,121	2,889
Short-term borrowings	22,910	57,716
Long-term obligations	21,000	26,000
Other liabilities	4,584	4,725
Total liabilities	804,345	773,908
Commitments and contingent liabilities		
SHAREHOLDERS' EQUITY		
Preferred stock, Series A	17,122	—
Common stock, par value $3.50 per share	9,968	9,956
Capital surplus	25,803	25,707
Warrant	878	—
Retained earnings	29,555	31,026
Accumulated other comprehensive income	1,049	1,254
Total shareholders' equity	84,375	67,943
Total	$ 888,720	$ 841,851
Common shares outstanding	2,847,881	2,844,489
Common shares authorized	10,000,000	10,000,000
Preferred shares outstanding	17,949	—
Preferred shares authorized	2,000,000	—

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Dollars in thousands, except per share data)

	2009	2008	2007
INTEREST INCOME			
Interest and fees on loans	$ 30,595	$ 31,104	$ 33,497
Interest on investment securities:			
Interest exempt from federal income taxes	1,406	1,305	1,225
Taxable interest income	8,774	6,215	4,384
Dividend income	127	217	137
Other interest	3	257	549
Total interest income	40,905	39,098	39,792
INTEREST EXPENSE			
Deposits			
Demand accounts	833	894	1,779
Savings	46	87	94
Time	12,079	15,295	15,256
Short-term borrowings	462	1,545	2,306
Long-term obligations	707	654	—
Other interest expense	30	350	—
Total interest expense	14,157	18,825	19,435
Net interest income	26,748	20,273	20,357
Provision for loan losses	11,100	2,450	(99)
Net interest income after provision for loan losses	15,648	17,823	20,456
NON-INTEREST INCOME			
Service charges on deposit accounts	3,652	3,500	3,219
Other service charges and fees	1,160	1,367	1,508
Mortgage origination brokerage fees	950	1,035	1,091
Net gain (loss) on sale of securities	2,565	218	(161)
Income from bank owned life insurance	310	316	289
Other operating income	12	373	431
Total non-interest income	8,649	6,809	6,377
NON-INTEREST EXPENSE			
Salaries	8,287	8,161	8,431
Retirement and other employee benefits	2,488	2,706	2,503
Occupancy	1,832	1,857	1,788
Equipment	1,763	1,638	1,885
Professional fees	832	717	673
Supplies	216	312	432
Telephone	642	679	563
FDIC insurance	1,689	384	62
Other outside services	470	482	445
Net cost of real estate and repossessions acquired in settlement of loans	1,345	145	48
Other operating expenses	3,588	3,552	3,514
Total non-interest expense	23,152	20,633	20,344
Income before income taxes	1,145	3,999	6,489
Income tax expense (benefit)	(357)	580	1,677
Net income	1,502	3,419	4,812
Preferred stock dividends	853	—	—
Accretion of discount	150	—	—
Income available to common shareholders	$ 499	$ 3,419	$ 4,812
Net income per share—basic	$ 0.18	$ 1.19	$ 1.65
Net income per share—diluted	$ 0.18	$ 1.18	$ 1.65
Weighted average shares outstanding—basic	2,884,950	2,884,396	2,908,371
Weighted average shares outstanding—diluted	2,845,966	2,889,016	2,914,352

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Dollars in thousands, except per share data)

	Preferred Stock	Common stock		Common Stock warrant	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Comprehensive income	Total
		Number	Amount						
BALANCE—December 31, 2006	$ —	2,902,242	$10,119	$—	$26,680	$27,333	$(1,339)		$62,793
Unrealized gains, net of income tax expense of $ 546		—	—		—	—	871	$ 871	871
Net income		—	—		—	4,812	—	4,812	4,812
Total comprehensive income								$5,683	
Stock options exercised		19,750	69		168	—	—		237
Stock based compensation		—	—		205	—	—		205
Repurchase of common stock		(1,223)	(4)		(27)	—	—		(31)
Cash dividends ($ .70 per share)		—	—		—	(2,046)	—		(2,046)
BALANCE—December 31, 2007	—	2,920,769	10,184	—	27,026	30,099	(468)		66,841
Record postretirement benefit related to split-dollar insurance due to change in accounting standards		—	—		—	(387)	—		(387)
Unrealized gains, net of income tax expense of $1,078		—	—		—	—	1,722	$1,722	1,722
Net income		—	—		—	3,419	—	3,419	3,419
Total comprehensive income								$5,141	
Stock based compensation		—	39		173	—	—		212
Repurchase of common stock		(78,780)	(276)		(1,483)	—	—		(1,759)
Issuance of restricted stock		2,500	9		(9)	—	—		—
Cash dividends ($ .73 per share)		—	—		—	(2,105)	—		(2,105)
BALANCE—December 31, 2008	—	2,844,489	$ 9,956	—	$25,707	$31,026	$ 1,254		$67,943
Unrealized gains, net of income tax expense of $128		—	—		—	—	(205)	$ (205)	(205)
Net income		—	—		—	1,502	—	1,502	1,502
Total comprehensive income								$1,297	
Issuance of preferred stock in connection with Capital Purchase Program, net of discount on preferred stock	17,067								17,067
Issuance of common stock warrant in connection with Capital Purchase Program				882					882
Cost associated with issuance of preferred stock and common warrant	(95)			(4)					(99)
Stock based compensation		—	—		61	—	—		61
Stock options exercised		1,892	7		16	—	—		23
Issuance of restricted stock		1,500	5		19	—	—		24
Preferred stock accretion	150					(150)			
Cash dividends on preferred stock						(745)			(745)
Cash dividends ($ .73 per share)		—	—		—	(2,078)	—		(2,078)
BALANCE—December 31, 2009	$17,122	2,847,881	$ 9,968	$878	$25,803	$29,555	$ 1,049		$84,375

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Dollars in thousands)

	Years Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 1,502	$ 3,419	$ 4,812
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,351	1,342	1,470
Amortization of premium on investment securities, net	940	110	43
Provision for loan losses	11,100	2,450	(99)
Deferred income taxes	(3,918)	(746)	(1)
(Gain) loss on sale of securities	(2,565)	(218)	161
Impairment charge on community bank trust services investment	37	100	90
Stock based compensation	85	212	205
Loss on sale of real estate and repossessions acquired in settlement of loans	1,156	93	20
Loss on disposal of premises and equipment	15	23	11
(Increase) decrease in accrued interest receivable	(304)	(207)	163
Income from bank owned life insurance	(310)	(316)	(289)
(Increase) decrease in other assets	(4,010)	1,037	(380)
(Decrease) increase in accrued interest payable	(1,768)	364	162
Decrease in other liabilities	(13)	(1,737)	(280)
Net cash provided by operating activities	3,298	5,926	6,088
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of investment securities classified as available-for-sale	120,310	34,839	12,143
Proceeds from maturities of investment securities classified as available-for-sale	55,613	28,580	10,418
Purchases of investment securities classified as available-for-sale	(227,680)	(120,907)	(20,376)
Purchase of Federal Home Loan Bank common stock	(1,257)	(1,477)	(1,153)
Proceeds from disposal of premises and equipment	12	—	—
Purchases of premises and equipment	(970)	(2,652)	(2,889)
Purchase of real estate in settlement of foreclosed property	—	(145)	—
Proceeds from disposal of real estate and repossessions acquired in settlement of loans	2,801	223	187
Net loan originations	(51,937)	(89,069)	(36,831)
Net cash used in investing activities	(103,108)	(150,608)	(38,501)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	125,578	102,791	14,112
Net increase (decrease) in borrowings	(39,806)	40,542	2,069
Dividends paid to common shareholders	(2,078)	(2,096)	(2,028)
Dividends paid on preferred stock	(745)	—	—
Repurchase of common stock	—	(1,759)	(31)
Net proceeds from stock options exercised	23	—	237
Net proceeds from issuance of preferred stock and warrant to purchase common stock	17,850	—	—
Net cash provided by financing activities	100,822	139,478	14,359
Increase (decrease) in cash and cash equivalents	1,012	(5,204)	(18,054)
Cash and cash equivalents at beginning of year	16,799	22,003	40,057
Cash and cash equivalents at end of year	$ 17,811	$ 16,799	$ 22,003

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Dollars in thousands)

	Years Ended December 31,		
	2009	2008	2007
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES			
Unrealized gains on available-for-sale securities, net of deferred taxes	$ (205)	$ 1,722	$ 871
Transfer from long-term to short-term borrowings	$ 5,000	$ —	$ —
Cash dividends declared but not paid	$ 520	$ 519	$ 511
Investment in SBIC transferred from other assets to available-for-sale securities	$ —	$ —	$ 1,000
Redemption of trust preferred common stock	$ —	$ —	$ 310
Transfer from loans to real estate and repossessions acquired in settlement of loans	$ 5,676	$ 3,829	$ 33
Record postretirement benefit related to split-dollar insurance	$ —	$ 387	$ —
Payable, settlement for securities purchased	$ —	$53,426	$ —
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest paid	$15,925	$18,461	$19,273
Taxes paid	$ 3,455	$ 1,905	$ 1,570

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Consolidation

The consolidated financial statements include the accounts of ECB Bancorp, Inc. (Bancorp) and its wholly owned subsidiary, The East Carolina Bank (the Bank) (collectively referred to hereafter as the Company). The Bank has one wholly-owned subsidiary, ECB Financial Services, Inc., which formerly provided courier services to the Bank but is currently inactive. All significant inter-company transactions and balances have been eliminated in consolidation.

(B) Basis of Financial Statement Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of income and expenses for the periods presented. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of the deferred tax asset.

(C) Business

Bancorp is a bank holding company incorporated in North Carolina on March 4, 1998. The principal activity of Bancorp is ownership of the Bank. The Bank provides financial services through its branch network located in eastern North Carolina. The Bank competes with other financial institutions and numerous other non-financial services commercial entities offering financial services products. The Bank is further subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Company has no foreign operations, and the Company's customers are principally located in eastern North Carolina.

(D) Cash and Cash Equivalents

Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other financial institutions and overnight investments. Overnight investments include federal funds sold which are generally outstanding for one-day periods.

(E) Investment Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

(F) Loans

Loans are generally stated at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs. Loan origination fees net of certain direct loan origination costs are deferred and amortized as a yield adjustment over the contractual life of the related loans using the level-yield method.

Impaired loans are defined as those which management believes it is probable we will not collect all amounts due according to the contractual terms of the loan agreement, as well as those loans whose terms have been modified in a troubled debt restructuring.

Interest on loans is recorded based on the principal amount outstanding. The Company ceases accruing interest on loans (including impaired loans) when, in management's judgment, the collection of interest appears doubtful or the loan is past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Management may return a loan classified as nonaccrual to accrual status when the obligation has been brought current, has performed in accordance with its contractual terms over an extended period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

(G) Allowance for Loan Losses

The allowance for loan losses (AFLL) is established through provisions for losses charged against income. Loan amounts deemed to be uncollectible are charged against the AFLL, and subsequent recoveries, if any, are credited to the allowance. The AFLL represents management's estimate of the amount necessary to absorb estimated probable losses in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on individual loan reviews, past loan loss experience, economic conditions in the Company's market areas, the fair value and adequacy of underlying collateral, and the growth and loss attributes of the loan portfolio. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Thus, future changes to the AFLL may be necessary based on the impact of changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's AFLL. Such agencies may require the Company to recognize adjustments to the AFLL based on their judgments about information available to them at the time of their examination.

The AFLL related to loans that are identified for evaluation and deemed impaired is based on discounted cash flows using the loan's initial effective interest rate, the loan's observable market price, or the fair value of the collateral for collateral dependent loans. Another component of the AFLL covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is also maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

(H) Real Estate and Repossessions Acquired in Settlement of Loans

Real estate acquired in settlement of loans consists of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charged to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed. Such properties are held for sale and, accordingly, no depreciation or amortization expense is recognized. Repossessions are recorded at the lower of cost or market.

(I) Membership/Investment in Federal Home Loan Bank Stock

The Company is a member of the Federal Home Loan Bank of Atlanta (FHLB). Membership, along with a signed blanket collateral agreement, provided the Company with the ability to draw $177.7 million and $168.4 million of advances from the FHLB at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, the Company had outstanding advances totaling $41.0 million and $60.0 million, respectively, from the FHLB.

As a requirement for membership, the Company invests in stock of the FHLB in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. Such stock is pledged as collateral for any FHLB advances drawn by the Company. At December 31, 2009 and 2008, the Company owned 51,160 and 38,591 shares, respectively, of the FHLB's $100 par value capital stock. No ready market exists for such stock, which is carried at cost. Due to the redemption provisions of the FHLB, cost approximates market value.

(J) Premises and Equipment

Land is carried at cost. Buildings and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method and is charged to operations over the estimated useful lives of the assets which range from 25 to 50 years for bank premises and 3 to 10 years for furniture and equipment. Construction in progress includes buildings and equipment carried at cost and depreciated once placed into service.

Maintenance, repairs, renewals and minor improvements are charged to expense as incurred. Major improvements are capitalized and depreciated.

(K) Short-Term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase, overnight sweep accounts, federal funds purchased and short-term FHLB advances.

(L) Long-Term Obligations

Long-term obligations consist of advances from FHLB with maturities greater than one year. Our long-term borrowing from the FHLB totaled $21.0 million on December 31, 2009, compared to $26.0 million long-term FHLB advances on December 31, 2008.

(M) Income Taxes

The Company records income taxes using the asset and liability method. Under this method, deferred income taxes are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and gives current recognition to changes in tax rates and laws.

Tax positions are analyzed in accordance with generally accepted accounting principles and are discussed in Note 6. Interest recognized as a result of our analysis of tax positions would be classified as interest expense. Penalties would be classified as noninterest expense.

(N) Advertising Costs

Advertising costs are expensed as incurred.

(O) Stock Option Plan

The Company recognizes compensation cost relating to share-based payment transactions in the financial statements in accordance with generally accepted accounting principles. The cost is measured based on the fair value of the equity or liability instruments issued. The expense measures the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and recognizes the cost over the period the employee is required to provide services for the award.

During 2008, the Company adopted the 2008 Omnibus Equity Plan (the Plan) which replaced the expired 1998 Omnibus Stock Ownership and Long-Term Incentive Plan. The Plan provides for the issuance of up to an aggregate of 200,000 shares of common stock of the Company in the form of stock options, restricted stock awards and performance share awards. It is the Company's policy to issue new shares to satisfy option exercises. Stock options generally vest one-third each year beginning three years after the grant date and expire after 10 years. However, certain grants vest one-third each year, beginning one year after the grant date. Restricted stock generally vests one-third each year beginning three years after the grant date.

(P) Net Income Per Share

Basic net income per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. For purposes of basic net income per share, unvested restricted stock is considered "contingently issuable" and is not included in the weighted average number of common shares outstanding.

Diluted net income per share is computed by assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. Restricted stock is considered outstanding for purposes of diluted net income per share. The amount of compensation cost attributed to future services and not yet recognized is considered "proceeds" using the treasury stock method. Restricted stock had no affect on diluted weighted-average shares outstanding for the year ended December 31, 2009. Diluted weighted-average shares outstanding increased 2 thousand and 6 thousand shares for 2008 and 2007, respectively, due to the dilutive impact of restricted stock.

In computing diluted net income per share, it is assumed that all dilutive stock options are exercised during the reporting period at their respective exercise prices, with the proceeds from the exercises used by the Company to buy back stock in the open market at the average market price in effect during the reporting period. The difference between the number of shares assumed to be exercised and the number of shares bought back is added to the number of weighted-average common shares outstanding during the period. The sum is used as the denominator to calculate diluted net income per share for the Company. Diluted weighted-average shares outstanding increased by 1 thousand and 3 thousand shares for 2009 and 2008, respectively, due to the dilutive impact of options. Options had no affect on diluted weighted-average shares for the year ended December 31, 2007. As of December 31, 2009 the warrant, covering approximately 145 thousand shares, issued to the U.S. Treasury Department was not included in the computation of net income per share for the period because its exercise price exceeded the average market price of the Company's stock for the period.

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income per share.

	Year Ended December 31, 2009		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(Amounts in thousands, except per share data)		
Basic net income per share	$499	2,845	$0.18
Effect of dilutive securities	—	1	
Diluted net income per share	$499	2,846	$0.18

At December 31, 2009, there were 54 thousand options outstanding and a warrant covering 145 thousand shares with an exercise price above the average market value of the Company's stock for the period.

	Year Ended December 31, 2008		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(Amounts in thousands, except per share data)		
Basic net income per share	$3,419	2,884	$1.19
Effect of dilutive securities	—	5	
Diluted net income per share	$3,419	2,889	$1.18

At December 31, 2008, there were 54 thousand options outstanding with an exercise price above the average market value of the Company's stock for the period.

	Year Ended December 31, 2007		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(Amounts in thousands, except per share data)		
Basic net income per share	$4,812	2,908	$1.65
Effect of dilutive securities	—	6	
Diluted net income per share	$4,812	2,914	$1.65

At December 31, 2007, there were 17 thousand options outstanding with an exercise price above the average market value of the Company's stock for the period.

(Q) Comprehensive Income

Comprehensive income is defined as the change in equity during a period for non-owner transactions and is divided into net income and other comprehensive income (loss). Other comprehensive income (loss) includes revenues, expenses, gains, and losses that are excluded from earnings under current accounting standards. The components of other comprehensive income (loss) included in comprehensive income for the periods presented are as follows (dollars in thousands):

	2009	2008	2007
Unrealized gains arising during the period	$ 2,232	$ 3,018	$1,256
Tax expense	(860)	(1,163)	(484)
Reclassification to realized (gains) losses	(2,565)	(218)	161
Tax (benefit) expense	988	85	(62)
Other comprehensive income (loss)	$ (205)	$ 1,722	$ 871

(R) Reclassifications

Certain prior year amounts have been reclassified in the consolidated financial statements to conform with the current year presentation. The reclassifications had no effect on previously reported net income or shareholders' equity.

(S) New Accounting Pronouncements

The following is a summary of recent authoritative pronouncements:

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance which restructured generally accepted accounting principles ("GAAP") and simplified access to all authoritative literature by providing a single source of authoritative nongovernmental GAAP. The guidance is presented in a topically organized structure referred to as the FASB Accounting Standards Codification ("ASC"). The new structure is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included is considered nonauthoritative.

The FASB issued new accounting guidance on accounting for transfers of financial assets in June 2009. The guidance limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire financial asset by taking into consideration the transferor's continuing involvement. The standard requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The concept of a qualifying special-purpose entity is no longer applicable. The standard is effective for the first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the guidance to have any impact on the Company's financial statements. The ASC was amended in December, 2009, to include this guidance.

New guidance was issued in December 2008, on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan to provide the users of financial statements with an understanding of: (a) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (b) the major categories of plan assets; (c) the inputs and valuation techniques used to measure the fair value of plan assets; (d) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (e) significant concentrations of risk within plan assets. The guidance was effective for the Company for the year ended December 31, 2009 but had no effect on the consolidated financial statements as there were no assets in the Company's plan.

In January 2010, guidance was issued to alleviate diversity in the accounting for distributions to shareholders that allow the shareholder to elect to receive their entire distribution in cash or shares but with a limit on the aggregate amount of cash to be paid. The amendment states that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance. The amendment is effective for interim and annual periods ending on or after December 15, 2009 and had no impact on the Company's financial statements.

Also in January 2010, an amendment was issued to clarify the scope of subsidiaries for consolidation purposes. The amendment provides that the decrease in ownership guidance should apply to (1) a subsidiary or group of assets that is a business or nonprofit activity, (2) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, and (3) an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity. The guidance does not apply to a decrease in ownership in transactions related to sales of in substance real estate or conveyances of oil and gas mineral rights. The update is effective for the interim or annual reporting periods ending on or after December 15, 2009 and had no impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

(T) Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the consolidated financial statements were issued.

(2) INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification (dollars in thousands):

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
Government-sponsored enterprises and FFCB bonds	$ 36,141	$ 69	$ (367)	$ 35,843
Obligations of states and political subdivisions	45,242	997	(217)	46,022
Mortgage-backed securities	149,167	2,203	(569)	150,801
Corporate Bonds	6,044	—	(184)	5,860
Equity securities	1,000	—	(194)	806
	$237,594	$3,269	$(1,531)	$239,332

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
Government-sponsored enterprises and FFCB bonds	$ 28,899	$ 633	$ (8)	$ 29,524
Obligations of states and political subdivisions	33,434	306	(531)	33,209
Mortgage-backed securities	167,250	2,163	(5)	169,408
Corporate Bonds	7,055	9	(176)	6,888
Equity securities	1,000	—	(320)	680
	$237,638	$3,111	$(1,040)	$239,709

Gross realized gains and losses on sales of securities for the years ended December 31, 2009, 2008 and 2007 were as follows (dollars in thousands):

	2009	2008	2007
Gross realized gains	$2,579	$256	$ 10
Gross realized losses	(14)	(38)	(171)
Net realized (losses) gains	$2,565	$218	$(161)

At December 31, 2008, the Company had $53 million of mortgage-backed securities with a December trade date but a settlement date subsequent to year-end. In accordance with SOP 01-6, "Accounting by Certain Entities (Including Entities with Trade Receivables) that Lend to or Finance the Activities of Others," the securities were recorded as of the trade date with a corresponding liability recognized as of December 31, 2008.

Impairment of Certain Investments in Debt and Equity Securities. The following tables set forth the amount of unrealized losses at December 31, 2009 and 2008 (that is, the amount by which cost or amortized cost exceeds fair value), and the related fair value of investments with unrealized losses, none of which are considered to be other-than-temporarily impaired. The tables are segregated into investments that have been in a continuous unrealized-loss position for less than 12 months from those that have been in a continuous unrealized-loss position for 12 months or longer (dollars in thousands).

December 31, 2009

	Less Than 12 Months		12 Months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-sponsored enterprises and FFCB bonds	$18,431	$ 367	$ —	$—	$18,431	$ 367
Obligations of states and political subdivisions	7,315	96	3,118	121	10,433	217
Mortgage-backed securities	56,459	568	102	1	56,561	569
Corporate bonds	3,354	154	2,505	30	5,859	184
Equity securities	—	—	806	194	806	194
Total	$85,559	$1,185	$6,531	$346	$92,090	$1,531

December 31, 2008

	Less Than 12 Months		12 Months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-sponsored enterprises and FFCB bonds	$ 3,989	$ 8	$ —	$—	$ 3,989	$ 8
Obligations of states and political subdivisions	9,025	490	2,520	41	11,545	531
Mortgage-backed securities	2,989	—	1,117	5	4,106	5
Corporate bonds	2,363	176	—	—	2,363	176
Equity securities	—	—	680	320	680	320
Total	$18,366	$674	$4,317	$366	$22,683	$1,040

As of December 31, 2009 and 2008, management has concluded that the unrealized losses presented above are temporary in nature since they are not related to the underlying credit quality of the issuers, and the Company has the intent and ability to hold these investments for a time necessary to recover their cost. The losses above, except for equity securities, are on debt securities that have contractual maturity dates and are primarily related to market interest rates. Losses on obligations of states and political subdivisions are also related to lack of liquidity and demand in the general investment market. All unrealized losses on investment securities are not considered to be other-than-temporary, because they are related to changes in interest rates, lack of liquidity and demand in the general investment market and do not affect the expected cash flows of the underlying collateral or the issuer. The Bank's mortgage-backed securities are all backed by government sponsored enterprises or agencies. The Bank does not own any private label mortgage-backed securities.

During the first quarter of 2007, Triangle Mezzanine converted from a privately held SBIC to a publicly traded entity called Triangle Capital Corporation ("TCAP"). As a result, the Bank reclassified the asset as an equity security in the investment portfolio with no gain or loss on the transaction since the proceeds to the Bank equaled its initial cost of the investment. Although TCAP's stock price traded below it carrying price of $15 per share during the past year, it did report a $2.3 million increase in net investment income to $10.0 million for the nine months ended September 30, 2009 compared to $7.7 million for the same period in 2008. TCAP also continued to increase its year over year quarterly dividend by announcing a $0.41 dividend for the fourth quarter of 2009, a 2.5% increase over the same period in 2008. This resulted in a dividend yield of over thirteen percent on an annualized basis as of December 31, 2009 and a book yield of eleven percent. TCAP's stock price had an 18.5% improvement as of December 31, 2009 compared to its closing price on December 31, 2008. Based upon the analysis performed and the Bank's ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Bank does not consider the investment to be other-than-temporarily impaired.

At December 31, 2009 and December 30, 2008, the balance of Federal Home Loan Bank ("FHLB") of Atlanta stock held by the Company was $5.1 million and $3.9 million, respectively. On November 2, 2009, FHLB paid a dividend for the third quarter of 2009 of 0.41%. The FHLB also announced that it would not repurchase activity-based excess capital stock and would continue to evaluate on a quarterly basis whether to repurchase excess capital stock. FHLB stated that the dividend and excess capital stock repurchase decisions continue to reflect the FHLB conservative financial management approach in light of continued volatility in the financial markets. Management believes that its investment in FHLB stock was not other-than-temporarily impaired as of December 31, 2009 or December 31, 2008. However, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks will not also cause a decrease in the value of the FHLB stock held by the Company.

The aggregate amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2009 by remaining contractual maturity are as follows (dollars in thousands):

	Amortized Cost	Fair Value
Government-sponsored enterprises and FFCB bonds:		
Due in one through five years	$ 7,152	$ 7,166
Due in five through ten years	20,610	20,392
Due after ten years	8,379	8,285
Obligations of states and political subdivisions:		
Due in one year or less	870	876
Due in one through five years	7,006	7,343
Due in five through ten years	17,997	18,448
Due after ten years	19,369	19,355
Mortgage-backed securities:		
Due in five through ten years	14,447	14,802
Due after ten years	134,720	135,999
Corporate Bonds:		
Due in five through ten years	6,044	5,860
Equity securities:		
Due after ten years	1,000	806
Total securities	$237,594	$239,332

Securities with an amortized cost of $142.4 million at December 31, 2009 are pledged as collateral. Of this total, amortized cost of $55.6 million and fair value of $56.6 million are pledged as collateral for FHLB advances.

(3) LOANS

Loans at December 31, 2009 and 2008 classified by type are as follows (dollars in thousands):

	2009	2008
Real estate loans:		
Construction and land development	$126,032	$132,703
Secured by farmland	25,025	25,693
Secured by residential properties	110,754	99,966
Secured by nonfarm, nonresidential properties	199,501	173,524
Consumer installment	4,243	5,019
Credit cards and related plans	2,452	2,214
Commercial and all other loans:		
Commercial and industrial	65,949	58,718
Loans to finance agricultural production	25,481	22,962
All other loans	18,626	18,240
	578,063	539,039
Less deferred fees and costs, net	272	203
	$577,791	$538,836
Included in the above:		
Nonaccrual loans	$ 13,344	$ 9,957
Restructured loans	1,353	24

At December 31, 2009, the recorded investment in loans that are considered to be impaired is $23.9 million; of this total, $8.7 million had allowance for loan losses allocated to these loans in the amount of $2.0 million. At December 31, 2009 $5.8 million of the recorded investment in impaired loans were loans that were written down through partial charge-offs of $3.1 million and therefore did not require allocated reserves. At December 31, 2008, the recorded investment in loans that were considered to be impaired was $16.5 million; of this total, $14.5 million had allowance for loan losses allocated to these loans in the amount of $1.8 million. At December 31, 2008 there were no impaired loans that were written down through partial charge-offs and therefore did not require allocated reserves.

The average recorded investment in loans that are considered to be impaired during the year ended December 31, 2009 is $21.9 million. For the year ended December 31, 2009, the Company recognized approximately $0.3 million of interest income on impaired loans.

The average recorded investment in loans that were considered to be impaired during the year ended December 31, 2008 was $10.7 million. For the year ended December 31, 2008, the Company recognized approximately $0.5 million of interest income on impaired loans.

The Company, through its normal lending activity, originates and maintains loans receivable that are substantially concentrated in the Eastern region of North Carolina, where its offices are located. The Company's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company, and such changes could be significant.

At December 31, 2009 and 2008, included in mortgage, commercial, and residential loans were loans collateralized by owner-occupied residential real estate of approximately $54.0 million and $53.4 million, respectively.

Loans of approximately $39.1 million at December 31, 2009 are pledged as eligible collateral for FHLB advances.

(4) ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses for the years ended December 31, 2009, 2008 and 2007 follows (dollars in thousands):

	December 31,		
	2009	2008	2007
Beginning balance	$ 5,931	$4,083	$4,725
Provision for loan losses	11,100	2,450	(99)
Recoveries	260	97	94
Loans charged off	(7,566)	(699)	(637)
Ending balance	$ 9,725	$5,931	$4,083

(5) BANK PREMISES AND EQUIPMENT

The components of bank premises and equipment at December 31, 2009 and 2008 are as follows (dollars in thousands):

	Cost	Accumulated Depreciation	Undepreciated Cost
December 31, 2009:			
Land	$10,036	$ —	$10,036
Land improvements	280	188	92
Buildings	17,492	4,866	12,626
Construction in progress	617	—	617
Furniture and equipment	6,399	4,441	1,958
Total	$34,824	$9,495	$25,329
December 31, 2008:			
Land	$10,036	$ —	$10,036
Land improvements	260	177	83
Buildings	17,492	4,300	13,192
Construction in progress	188	—	188
Furniture and equipment	6,268	4,030	2,238
Total	$34,244	$8,507	$25,737

(6) INCOME TAXES

The components of income tax expense (benefit) are as follows (dollars in thousands):

	Current	Deferred*	Total
Year ended December 31, 2009:			
Federal	$2,863	$(3,455)	$ (592)
State	698	(463)	235
	$3,561	$(3,918)	$ (357)
Year ended December 31, 2008:			
Federal	$1,113	$ (684)	$ 429
State	213	(62)	151
	$1,326	$ (746)	$ 580
Year ended December 31, 2007:			
Federal	$1,457	$ (22)	$1,435
State	221	21	242
	$1,678	$ (1)	$1,677

* Included in deferred tax is release of valuation allowance adjustment of $62 thousand for year ending December 31, 2009, $230 thousand for year ending December 31, 2008 and $165 thousand for year ending December 31, 2007.

Total income tax expense was less than the amount computed by applying the federal income tax rate of 34% to income before income taxes. The reasons for the difference were as follows (dollars in thousands):

	Years ended December 31,		
	2009	2008	2007
Income taxes at statutory rate	$ 389	$1,360	$2,206
Increase (decrease) resulting from:			
Effect of non-taxable interest income	(548)	(493)	(437)
Decrease in valuation allowance	(62)	(230)	(165)
Bank owned life insurance	(105)	(108)	(98)
State taxes, net of federal benefit	155	99	160
CAHEC tax credits	(144)	(122)	(57)
Other, net	(42)	74	68
Applicable income taxes	$(357)	$ 580	$1,677

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below (dollars in thousands):

	2009	2008
Deferred tax assets:		
Allowance for loan losses	$3,749	$2,286
Unrealized loss associated with FNMA and FHLMC preferred stock	43	105
Postretirement benefits	282	271
Unfunded postretirement benefits	11	19
Bank premises and equipment, principally due to differences in depreciation	49	—
Other	1,254	1,286
Total gross deferred tax assets	$5,388	$3,967
Valuation allowance	(43)	(105)
Total net deferred tax assets	5,345	3,862
Deferred tax liabilities:		
Bank premises and equipment, principally due to differences in depreciation	—	2,423
Unrealized gains on securities available for sale	669	798
Other	171	176
Total gross deferred tax liabilities	840	3,397
Net deferred tax asset	$4,505	$ 465

The valuation allowance for deferred tax assets was $43 thousand at December 31, 2009 and $105 thousand at December 31, 2008. The valuation allowance required at December 31, 2009 and 2008 was for certain capital losses related to perpetual preferred stock issued by Federal National Mortgage Association and Federal Home Loan Mortgage Corporation. These losses are capital in character and the corporation may not have current capital gain capacity to offset these losses. In order for these capital losses to be realized, the Company would need capital gains to offset them.

During 2009 and 2008, the Company recognized capital gains which decreased the valuation allowance. However the Company does not have plans in place to generate any capital gains in the future. Accordingly, it is more likely than not that these capital losses will fail to be realized and a valuation allowance is required on this portion of the deferred tax asset.

Based on the Company's historical and current earnings, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets which are not provided for under the valuation allowance.

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions. Years ended December 31, 2006 through December 31, 2008 remain open for audit for all major jurisdictions.

During 2008, the Internal Revenue Service (IRS) conducted an audit of the Bank's 2005 consolidated federal income tax return. As a result of the examination, management determined that the tax depreciation deduction was overstated. The increase in taxes owed was approximately $1.3 million. Income tax returns for 2006 and 2007 were also adjusted for the depreciation difference. Additional taxes for those years were approximately $316 thousand. Interest associated with the additional tax liability for the years 2005, 2006 and 2007 was approximately $380 thousand and has been paid during 2008 and 2009. There were no penalties assessed by the IRS.

(7) BORROWED FUNDS

Borrowed funds and the corresponding weighted average rates (WAR) at December 31, 2009 and 2008 are summarized as follows (dollars in thousands):

	2009	WAR	2008	WAR
Federal Funds Purchased	$ —	— %	$13,000	0.48%
Sweep accounts	2,910	1.00	4,416	0.99
Advances from FHLB	20,000	0.81	34,000	2.75
Repurchase agreements	—	—	6,300	4.48
Total short-term borrowings	22,910	0.84	57,716	2.29
Advances from FHLB	21,000	3.22	26,000	3.10
Total long-term obligations	21,000	3.22	26,000	3.10
Total borrowed funds	$43,910	1.98%	$83,716	2.54%

The following table details the maturities and rates of our long-term borrowings from the FHLB, as of December 31, 2009.

Borrow Date	Type	Principal	Term	Rate	Maturity
		(Dollars in thousands)			
March 12, 2008	Fixed rate	$6,500	3 years	2.89	March 14, 2011
February 29, 2008	Fixed rate	5,000	4 years	3.18	February 29, 2012
March 12, 2008	Fixed rate	2,000	4 years	3.25	March 12, 2012
March 12, 2008	Fixed rate	7,500	5 years	3.54	March 12, 2013

Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. The eligible residential 1-4 family first mortgage loans as of December 31, 2009, were $39.1 million. This agreement with the FHLB provides for a line of credit up to 20% of the Bank's assets. In addition, the Bank had $56.6 million of investment securities held as collateral by the FHLB on advances as of December 31, 2009. The maximum month end balances were $107.0 million, $80.0 million and $28.0 million during the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has established various credit facilities to provide additional liquidity if and as needed. These include unsecured lines of credit with correspondent banks totaling $36.0 million.

The Company enters into agreements with customers to transfer excess funds in demand accounts into repurchase agreements. Under the repurchase agreement, the Company sells the customer an interest in government-sponsored enterprise securities. The customer's interest in the underlying security shall be repurchased by the Company at the opening of the next banking day. The rate paid fluctuates with the weekly average federal funds rate minus 125 basis points and has a floor of 50 basis points. Securities with a fair value of $8.0 million secured repurchase agreements as of December 31, 2009.

(8) RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS

The Company has a defined contribution 401(k) plan that covers all eligible employees. The Company matches employee contributions up to certain amounts as defined in the plan. Total expense related to this plan was $414 thousand, $391 thousand and $314 thousand in 2009, 2008 and 2007, respectively. The Company also has a postretirement benefit plan whereby the Company pays postretirement health care benefits for certain of its retirees that have met minimum age and service requirements.

In 2002, the Company adopted a supplemental executive retirement plan to provide benefits for members of management and directors. The liability was calculated by discounting the anticipated future cash flows for the years ended December 31, 2009 and 2008 at 6.25% and 5.75%. The liability accrued for this obligation was $2.3 million and $2.1 million at December 31, 2009 and 2008, respectively. Charges to income are based on changes in the cash value of insurance, which funds the liability. The related expense for the years ended December 31, 2009, 2008 and 2007 was $216 thousand, $360 thousand and $375 thousand, respectively.

The Company recognizes a liability for the future death benefit provided to certain employees in relation to the postretirement benefit related to split-dollar life insurance arrangements. A liability of $387 thousand was recorded on January 1, 2008 through a cumulative-effect adjustment to retained earnings and an additional $68 thousand was expensed during 2008. During 2009 the Company expensed $18 thousand. The liability amounted to $473 thousand and $455 thousand at December 31, 2009 and 2008, respectively. The calculation of the liability is based on the present value of the post-retirement cost of insurance.

The following tables provide information relating to the Company's postretirement health care benefit plan using a measurement date of December 31 (dollars in thousands):

	2009	2008
Reconciliation of benefit obligation:		
Net benefit obligation, January 1	$746	$729
Service cost	5	5
Interest cost	47	42
Prior service cost	(8)	(7)
Benefit paid	(42)	(23)
Net benefit obligation, December 31	$748	$746
Fair value of plan assets	$—	$—
Funding status and net amount recognized in other liabilities	$748	$746

Net periodic postretirement benefit cost for 2009, 2008 and 2007 includes the following components (dollars in thousands):

	2009	2008	2007
Service cost	$ 5	$ 5	$ 5
Interest cost	47	42	43
Amortization of prior year service cost	(8)	(7)	(8)
Net periodic postretirement benefit cost	$44	$40	$40

The following table presents assumptions relating to the plan at December 31, 2009 and 2008:

	2009	2008
Discount rate in determining benefit obligation	5.3%	6.3%
Annual health care cost trend rate	7.0%	8.0%
Ultimate medical trend rate	7.0%	8.0%
Medical trend rate period (in years)	4	4
Effect of 1% increase in assumed health care cost on:		
Service and interest cost	13.2%	13.1%
Benefit obligation	12.1%	12.2%
Effect of 1% decrease in assumed health care cost on:		
Service and interest cost	(11.0)%	(11.0)%
Benefit obligation	(10.2)%	(10.3)%

(9) STOCK OPTION AND RESTRICTED STOCK PLANS

During 2008, the Company adopted the 2008 Omnibus Equity Plan (the Plan) which replaced the expired 1998 Omnibus Stock Ownership and Long-Term Incentive Plan. The Plan provides for the issuance of up to an aggregate of 200,000 shares of common stock of the Company in the form of stock options, restricted stock awards and performance share awards.

Compensation cost charged to income for the years ended December 31, 2009 and 2008 was approximately $48 thousand and $115 thousand respectively, related to stock options and $37 thousand and $97 thousand, respectively, related to restricted stock. No income tax benefit was recognized for stock based compensation, as the Company does not have any outstanding nonqualified stock options.

Stock Options

Stock options may be issued as incentive stock options or as nonqualified stock options. The term of the option will be established at the time is it granted but shall not exceed ten years. Vesting will also be established at the time the option is granted. The exercise price may not be less than the fair market value of a share of common stock on the date the option is granted. It is the Company's policy to issue new shares of stock to satisfy option exercises.

Restricted Stock Awards

Restricted stock awards are subject to restrictions and the risk of forfeiture if conditions stated in the award agreement are not satisfied at the end of a restriction period. During the restriction period, restricted stock covered by the award will be held by the Company. If the conditions stated in the award agreement are satisfied at the end of the restriction period, the restricted stock will become unrestricted and the certificate evidencing the stock will be delivered to the employee.

A summary of the status of stock options as of December 31, 2009, 2008 and 2007, and changes during the years then ended, is presented below:

	2009		2008		2007	
	Number	Weighted Average Option Price	Number	Weighted Average Option Price	Number	Weighted Average Option Price
Options outstanding, beginning of year	59,227	$27.79	58,251	$28.22	61,476	$21.83
Granted	—	—	6,100	24.50	16,525	32.60
Exercised	(1,892)	11.98	—	—	(19,750)	11.98
Expired	—	—	(5,124)	28.76	—	—
Options outstanding, end of year	57,335	$28.31	59,227	$27.79	58,251	$28.22

The following table summarizes information about the stock options outstanding at December 31, 2009:

	Options Outstanding		Options Exercisable		
Exercise Price	Number Outstanding December 31, 2009	Weighted-Average Remaining Contractual Life (Years)	Number Outstanding December 31, 2009	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
$10.00 – $13.00	1,960	0.1	1,960	$10.00	0.1
$13.01 – $28.50	7,800	7.0	1,700	13.25	2.0
$28.51 – $29.00	31,050	5.8	24,477	28.78	5.7
$29.01 – $32.60	16,525	7.2	8,954	32.60	7.2
	57,335	6.1	37,091	$28.00	5.6

The aggregate intrinsic value of both options outstanding and options exercisable at December 31, 2009 was $2 thousand. The aggregate intrinsic value of both options outstanding and options exercisable at December 31, 2008 was $24 thousand. Cash received for options exercised in 2009 was $23 thousand with an intrinsic value of $10 thousand. No options were exercised during 2008.

The weighted average fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average estimated fair values of stock option grants and the assumptions that were used in calculating such fair values were based on estimates at the date of grant as follows:

	2009	2008	2007
Weighted average fair value of options granted during the year	n/a	$ 5.84	$ 8.73
Assumptions:			
Average risk free interest rate	n/a	3.52%	4.66%
Average expected volatility	n/a	24.37%	24.82%
Expected dividend rate	n/a	2.40%	2.40%
Expected life in years	n/a	7.00	7.00

A summary of activity related to non-vested restricted stock during the year ended December 31, 2009 is presented below:

	Non-vested Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2008	5,097	$26.54
Granted	1,500	$16.35
Forfeited	—	$ n/a
Vested	(6,597)	$24.22
Outstanding at December 31, 2009	—	$ n/a

The total fair value of shares that contractually vested during 2009 and 2008 was $276 thousand and $240 thousand, respectively.

Anticipated total unrecognized compensation costs related to outstanding non-vested stock options and restricted stock grants will be recognized over the following periods:

	Stock Options	Restricted Stock Grants	Total
	(Dollars in thousands)		
2010	$36	$—	$36
2011	21	—	21
2012	8	—	8
2013	2	—	2
Total	$67	$—	$67

(10) DEPOSITS

At December 31, 2009 and 2008, certificates of deposit of $100,000 or more amounted to approximately $198.4 million and $224.2 million, respectively.

Time deposit accounts as of December 31, 2009, mature in the following years and amounts: 2010—$397.4 million; 2011—$61.8 million; 2012—$28.3 million; 2013—$0.5 million; and 2014—$11.7 million.

For the years ended December 31, 2009, 2008 and 2007, interest expense on certificates of deposit of $100,000 or more amounted to approximately $6.8 million, $8.7 million and $7.9 million, respectively.

(11) LEASES

The Company has noncancellable operating leases for three branch locations. These leases generally contain renewal options for periods ranging from three to twenty years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases during 2009, 2008 and 2007 was $485 thousand, $521 thousand and $590 thousand, respectively.

Future minimum lease payments under noncancellable operating leases as of December 31, 2009 are as follows (dollars in thousands):

Year ending December 31,	
2010	$ 520
2011	454
2012	450
2013	450
2014	248
Thereafter	933
Total minimum lease payments	$3,055

(12) RESERVE REQUIREMENTS

The aggregate net reserve balances maintained under the requirements of the Federal Reserve were approximately $232 thousand at December 31, 2009.

(13) COMMITMENTS AND CONTINGENCIES

The Company has various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit of $84.9 million, standby letters of credit of $1.8 million and $192 thousand of unfunded commitments, included in other liabilities, with two Small Business Administration backed venture and debt investment groups (SBIC's) at December 31, 2009.

The Company's exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual case-by-case basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies, but may include marketable securities, deposits, property, plant and equipment, investment assets, real estate, inventories and accounts receivable. Management does not anticipate any significant losses as a result of these financial instruments and anticipates funding them from normal operations.

The Company is not involved in any legal proceedings which, in management's opinion, could have a material effect on the consolidated financial position or results of operations of the Company.

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made by management at a specific point in time, based on relevant information about the financial instrument and the market. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument nor are potential taxes and other expenses that would be incurred in an actual sale considered. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and/or the methodology used could significantly affect the estimates disclosed. Similarly, the fair values disclosed could vary significantly from amounts realized in actual transactions.

The following table presents the carrying values and estimated fair values of the Company's financial instruments at December 31, 2009 and 2008 (dollars in thousands):

	2009		2008	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 17,811	$ 17,811	$ 16,799	$ 16,799
Investment securities	239,332	239,332	239,709	239,709
FHLB stock	5,116	5,116	3,859	3,859
Accrued interest receivable	4,967	4,967	4,663	4,663
Net loans	568,066	565,178	532,905	531,166
Financial liabilities:				
Deposits	$754,730	$759,647	$629,152	$632,152
Short-term borrowings	22,910	22,910	57,716	57,716
Accrued interest payable	1,121	1,121	2,889	2,889
Long-term obligations	21,000	21,210	26,000	26,254

The estimated fair values of net loans, deposits and long-term obligations at December 31 are based on estimated cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value. Refer to note 1(E) for investment securities fair value information. The fair value of off-balance sheet financial instruments is considered immaterial. As discussed in note 13, these off-balance sheet financial instruments are commitments to extend credit and are either short-term in nature or subject to immediate repricing.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

There were no changes to the techniques used to measure fair value during the period.

Following is a description of valuation methodologies used for assets recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment using one of several methods, including collateral value, market price and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Real Estate and Repossessions Acquired in Settlement of Loans

Foreclosed assets are adjusted to fair value upon transfer of the loans to other real estate owned. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charged to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Assets recorded at fair value on a recurring basis

December 31, 2009 (Dollars in thousands)	Total	Level 1	Level 2	Level 3
Investment securities available-for-sale	$239,332	$49,662	$185,319	$ 4,351
Total assets at fair value	$239,332	$49,662	$185,319	$ 4,351

December 31, 2008 (Dollars in thousands)	Total	Level 1	Level 2	Level 3
Investment securities available-for-sale	$239,709	$64,521	$164,116	$11,072
Total assets at fair value	$239,709	$64,521	$164,116	$11,072

Assets recorded at fair value on a nonrecurring basis

December 31, 2009 (Dollars in thousands)	Total	Level 1	Level 2	Level 3
Impaired loans	$12,575	$—	$ 7,715	$4,860
Real estate and repossessions acquired in settlement of loans	$ 5,438	$606	$ 1,657	$3,175
Total assets at fair value	$18,013	$606	$ 9,372	$8,035

December 31, 2008 (Dollars in thousands)	Total	Level 1	Level 2	Level 3
Impaired loans	$12,271	$—	$10,247	$2,024
Total assets at fair value	$12,271	$—	$10,247	$2,024

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during 2009 and 2008.

Total Fair Value Measurements

(Dollars in thousands)	Available-for Sale Debt Securities
Balance, January 1, 2009	$11,072
Total gains or losses (realized/unrealized):	
Included in earnings	—
Included in other comprehensive income	(129)
Purchases, issuances, and settlements	2,480
Transfers in to/out of Level 3	(9,072)
Balance, December 31, 2009	$ 4,351

(Dollars in thousands)	Available-for Sale Debt Securities
Balance, January 1, 2008	$ —
Total gains or losses (realized/unrealized):	
Included in earnings	—
Included in other comprehensive income	65
Purchases, issuances, and settlements	11,007
Transfers in to/out of Level 3	—
Balance, December 31, 2008	$11,072

(15) REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2009, that the Bank and the Company meet all capital adequacy requirements to which they are subject.

Based on the most recent notification from the FDIC, the Bank is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts, in thousands, and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes	To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Ratio	Ratio
As of December 31, 2009:				
Total Capital (to Risk Weighted Assets)	$73,499	11.28%	≥ 8.00%	≥ 10.00%
Tier 1 Capital (to Risk Weighted Assets)	65,335	10.03	≥ 4.00	≥ 6.00
Tier 1 Capital (to Average Assets)	65,335	7.53	≥ 4.00	≥ 5.00
As of December 31, 2008:				
Total Capital (to Risk Weighted Assets)	72,300	11.80%	≥ 8.00	≥ 10.00
Tier 1 Capital (to Risk Weighted Assets)	66,369	10.83	≥ 4.00	≥ 6.00
Tier 1 Capital (to Average Assets)	66,369	8.65	≥ 4.00	≥ 5.00

The following table lists Bancorp's actual capital amounts, in thousands, and ratios:

	Actual		For Capital Adequacy Purposes	To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Ratio	Ratio
As of December 31, 2009:				
Total Capital (to Risk Weighted Assets)	$91,371	14.02%	≥ 8.00%	≥ 10.00%
Tier 1 Capital (to Risk Weighted Assets)	83,207	12.77	≥ 4.00	≥ 6.00
Tier 1 Capital (to Average Assets)	83,207	9.59	≥ 3.00	≥ 5.00
As of December 31, 2008:				
Total Capital (to Risk Weighted Assets)	72,300	11.80%	≥ 8.00	≥ 10.00
Tier 1 Capital (to Risk Weighted Assets)	66,369	10.83	≥ 4.00	≥ 6.00
Tier 1 Capital (to Average Assets)	66,369	8.65	≥ 3.00	≥ 5.00

Dividends

The Company's dividend payments are typically made from dividends received from the Bank. The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits (retained earnings) as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

(16) ECB BANCORP, INC. (PARENT COMPANY)

ECB Bancorp, Inc.'s principal asset is its investment in the Bank, and its principal source of income is dividends from the Bank. The Parent Company condensed balance sheets as of December 31, 2009 and 2008, and the related condensed statements of income and cash flows for the years ended December 31, 2009, 2008 and 2007 are as follows:

CONDENSED BALANCE SHEETS (dollars in thousands)

	2009	2008
Assets		
Cash	$17,872	$ —
Receivable from subsidiary	520	519
Investment in subsidiary	66,503	67,943
Total assets	$84,895	$68,462
Liabilities and Shareholders' Equity		
Dividends payable	$ 520	$ 519
Total liabilities	520	519
Total shareholders' equity	84,375	67,943
Total liabilities and shareholders' equity	$84,895	$68,462

CONDENSED STATEMENTS OF INCOME (dollars in thousands)

	2009	2008	2007
Dividends from bank subsidiary	$ 2,823	$3,864	$2,077
Interest	—	—	508
Equity in undistributed income (losses) of subsidiary	(1,321)	(445)	2,332
Amortization expense	—	—	(105)
Net income	$ 1,502	$3,419	$4,812

CONDENSED STATEMENTS OF CASH FLOWS (dollars in thousands)

	2009	2008	2007
OPERATING ACTIVITIES:			
Net income	$ 1,502	$ 3,419	$ 4,812
Undistributed (income) losses of subsidiary	1,321	445	(2,332)
Net change in other assets & other liabilities	(1)	(8)	569
Stock based compensation	85	212	205
Net cash provided by operating activities	2,907	4,068	3,254
INVESTING ACTIVITIES:			
Payment for investments in subsidiary	(85)	(10,793)	(205)
Net cash used by investing activities	(85)	(10,793)	(205)
FINANCING ACTIVITIES:			
Repurchase of common stock	—	(1,759)	(31)
Proceeds from issuance of common stock	23	—	237
Repayment of debt	—	—	(10,000)
Proceeds from issuance of preferred stock	17,850	—	—
Cash dividends paid	(2,823)	(2,096)	(2,028)
Net cash provided (used) in financing activities	15,050	(3,855)	(11,822)
Net change in cash	$17,872	$(10,580)	$ (8,773)

(17) RELATED PARTY TRANSACTIONS

Bancorp and the Bank have had, and expect to have in the future, banking transactions in the ordinary course of business with directors, officers and their associates ("Related Parties") on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectability nor present any unfavorable features.

Loans at December 31, 2009 and 2008 include loans to officers and directors and their associates totaling approximately $4.4 million and $3.6 million, respectively. During 2009, $1.6 million in loans were disbursed to officers, directors and their associates and principal repayments of $0.8 million were received on such loans.

(18) U.S. TREASURY'S TROUBLED ASSET RELIEF PROGRAM (TARP) CAPITAL PURCHASE PROGRAM

On January 16, 2009, the Company entered into an agreement with the United States Department of the Treasury ("Treasury"). The Company issued and sold to the Treasury 17,949 shares of the Company's fixed rate cumulative preferred stock, series A. The preferred stock calls for cumulative dividends at a rate of 5% per year for the first five years, and at a rate of 9% per year in following years. The Company also issued warrants to purchase 144,984 shares of the Company's common stock. The Company received $17,949,000 in cash. This resulted in restrictions on our ability to pay dividends on our common stock and to repurchase shares of our common stock. Unless all accrued dividends on the Series A Preferred Stock have been paid in full, (1) no dividends may be declared or paid on our common stock, and (2) we may not repurchase any of our outstanding common stock. Additionally, until January 16, 2012, we are required to obtain the consent of the U.S. Treasury in order to declare or pay any dividend or make any distribution on our common stock other than regular quarterly cash dividends of not more than $0.1825 per share, or, subject to certain exceptions, repurchase outstanding shares of our common stock, unless we have redeemed all of the Series A Preferred Stock or the U.S. Treasury has transferred all of those shares to third parties.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures in accordance with Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that we are able to record, process, summarize and report in a timely manner the information required to be disclosed in reports we file under the Exchange Act.

Management's Annual Report on Internal Control Over Financial Reporting, and a report of our independent registered public accounting firm regarding our internal control over financial reporting, appears on the following pages of this report.

In connection with the above evaluation of our disclosure controls and procedures no change in our internal control over financial reporting was identified that occurred during our fourth quarter of 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of ECB Bancorp, Inc. (ECB) is responsible for establishing and maintaining adequate internal control over financial reporting. ECBs' internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ECB's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on that assessment, we believe that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

ECB's independent auditors have issued an audit report on the Company's internal control over financial reporting. This report appears on the following page.

/s/ A. DWIGHT UTZ	/s/ THOMAS M. CROWDER
A. Dwight Utz **Chief Executive Officer**	**Thomas M. Crowder** **Chief Financial Officer**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
ECB Bancorp, Inc. and Subsidiary

We have audited ECB Bancorp, Inc. and Subsidiary's (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ECB Bancorp, Inc. and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated* Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of ECB Bancorp, Inc. and Subsidiary as of and for the year ended December 31, 2009, and our report dated March 16, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/ Dixon Hughes PLLC

Greenville, North Carolina
March 16, 2010

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers. Information regarding our directors and executive officers is incorporated by reference from the information under the headings *"Proposal 1: Election of Directors"* and *"Executive Officers"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2010 Annual Meeting.

In addition to the directors listed in the information incorporated by reference from our definitive Proxy Statement as described above, Arthur H. Keeney III, age 66, served as a director during 2009. He served as our President and Chief Executive Officer from 1995 until his retirement effective on June 30, 2009. His current three-year term of office as a director expires at our 2010 Annual Meeting.

Audit Committee. Information regarding our Audit Committee is incorporated by reference from the information under the captions *"Committees of Our Board—General" and "—Audit Committee"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2010 Annual Meeting.

Audit Committee Financial Expert. Rules of the Securities and Exchange Commission (the "SEC") require that we disclose whether our Board of Directors has determined that our Audit Committee includes a member who qualifies as an "audit committee financial expert" as that term is defined in the SEC's rules. To qualify as an audit committee financial expert under the SEC's rules, a person must have a relatively high level of accounting and financial knowledge or expertise which he or she has acquired through specialized education or training or through experience in certain types of positions.

We currently do not have an independent director who our Board believes can be considered an audit committee financial expert and, for that reason, there is no such person who the Board can appoint to our Audit Committee. In the future, financial expertise and experience will be one of many factors that our Board considers in selecting candidates to become directors. However, our current Audit Committee members have a level of financial knowledge and experience that we believe is sufficient for banks our size that, like us, do not engage in a wide variety of business activities, and, for that reason, the ability to qualify as an audit committee financial expert will not be the primary criteria in our Board's selection of candidates to become new directors.

Section 16(a) Beneficial Ownership Reporting Compliance. Information regarding compliance by our directors, executive officers and principal shareholders with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the information under the caption *"Beneficial Ownership of Our Common Stock—Section 16(a) Beneficial Ownership Reporting Compliance"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2010 Annual Meeting.

Code of Ethics. Information regarding our Code of Ethics that applies to our directors and to all our executive officers, including without limitation our principal executive officer and principal financial officer, is incorporated by reference from the information under the caption *"Corporate Governance—Code of Ethics"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2010 Annual Meeting.

Item 11. Executive Compensation

Information regarding compensation paid to our executive officers and directors is incorporated by reference from the information under the headings *"Executive Compensation"* and *"Director Compensation"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2010 Annual Meeting.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Beneficial Ownership of Securities. Information regarding the beneficial ownership of our common stock by our directors, executive officers and principal shareholders is incorporated by reference from the information under the heading *"Beneficial Ownership of Our Common Stock"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2010 Annual Meeting.

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes all compensation arrangements which were in effect on December 31, 2009, and under which shares of our common stock have been authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION[1]

Plan category	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options	(b) Weighted-average Exercise Price of Outstanding Options	(c) Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected In Column (a))
Equity compensation plans approved by our security holders	57,335[1]	$28.31	189,900[2]
Equity compensation plans not approved by our security holders	-0-	N/A	-0-
Total	57,335	$28.31	189,900

(1) Reflects the number of shares that are subject to outstanding, unexercised options previously granted under both our Omnibus Stock Ownership and Long-Term Incentive Plan (which expired during January 2008), and our 2008 Omnibus Equity Plan (which was approved by our shareholders at our 2008 Annual Meeting).

(2) Reflects the number of shares that remained available for future issuance under the 2008 Omnibus Equity Plan on December 31, 2009. The Omnibus Stock Ownership and Long-Term Incentive Plan expired by its terms during January 2008 and no further awards may be granted under it.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Person Transactions. Information regarding transactions between us and our directors, executive officers and other related persons, and our policies and procedures for reviewing and approving related person transactions, is incorporated by reference from the information under the caption *"Transactions with Related Persons"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2010 Annual Meeting.

Director Independence. Information regarding our independent directors is incorporated by reference from the information under the caption *"Corporate Governance—Director Independence"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2010 Annual Meeting.

Item 14. Principal Accounting Fees and Services

Information regarding services provided to us by our independent accountants is incorporated by reference from the information under the caption *"Services and Fees During 2009 and 2008"* in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2010 Annual Meeting.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements. The following financial statements are included in Item 8 of this Report:

Report of Dixon Hughes PLLC

Consolidated Balance Sheets as of December 31, 2009 and 2008

Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements—December 31, 2009 and 2008

(b) Exhibits. An Exhibit Index listing exhibits that are being filed or furnished with, or incorporated by reference into, this Report appears immediately following the signature page and is incorporated herein by reference.

(c) Financial Statement Schedules. No separate financial statement schedules are being filed as all required schedules either are not applicable or are contained in the financial statements listed above or in Item 7 of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2010

ECB BANCORP, INC.

By: /s/ A. DWIGHT UTZ
A. Dwight Utz
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ A. DWIGHT UTZ **A. Dwight Utz**	President and Chief Executive Officer (principal executive officer)	March 16, 2010
/s/ THOMAS M. CROWDER **Thomas M. Crowder**	Executive Vice President and Chief Financial Officer (principle financial and accounting officer)	March 16, 2010
/s/ GEORGE T. DAVIS **George T. Davis, Jr.**	Vice Chairman	March 16, 2010
/s/ GREGORY C. GIBBS **Gregory C. Gibbs**	Director	March 16, 2010
/s/ JOHN F. HUGHES, JR. **John F. Hughes, Jr.**	Director	March 16, 2010
Arthur H. Keeney III	Director	March 16, 2010
/s/ J. BRYANT KITTRELL III **J. Bryant Kittrell III**	Director	March 16, 2010
Joseph T. Lamb, Jr.	Director	March 16, 2010
/s/ B. MARTELLE MARSHALL **B. Martelle Marshall**	Director	March 16, 2010
/s/ R. S. SPENCER, JR. **R. S. Spencer, Jr.**	Chairman	March 16, 2010
/s/ MICHAEL D. WEEKS **Michael D. Weeks**	Director	March 16, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.01	Registrant's Articles of Incorporation, as amended (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)
3.02	Registrant's Bylaws (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)
4.01	Specimen common stock certificate (incorporated by reference from Exhibits to Registration Statement on Form S-1, Reg. No. 333-128843)
4.02	Specimen Series A Preferred Stock certificate (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)
4.03	Warrant dated January 16, 2009, for the purchase of shares of Common Stock (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)
10.01	Letter Agreement dated January 16, 2009, between the Registrant and the United States Department of the Treasury (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)
10.02	Amended and Restated Employment Agreement between Arthur H. Keeney III and the Bank (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated December 23, 2008)
10.03	Employment Agreement between A. Dwight Utz, the Bank and the Registrant (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated August 26, 2009)
10.04	Capital Purchase Program Compliance Agreement between Arthur H. Keeney III and the Bank (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)
10.05	Amended and Restated Agreement between J. Dorson White, Jr. and the Bank (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated December 23, 2008)
10.06	Capital Purchase Program Compliance Agreement between J. Dorson White, Jr. and the Bank (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)
10.07	Amended and Restated Agreement between T. Olin Davis and the Bank (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated December 23, 2008)
10.08	Capital Purchase Program Compliance Agreement between T. Olin Davis and the Bank (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)
10.09	Amended and Restated Agreement between Gary M. Adams and the Bank (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated December 23, 2008)
10.10	Capital Purchase Program Compliance Agreement between Gary M. Adams and the Bank (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated January 15, 2009)
10.11	Omnibus Stock Ownership and Long Term Incentive Plan (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)
10.12	2008 Omnibus Equity Plan (incorporated by reference from Exhibits to Registrant's Current Report on Form 8-K dated April 16, 2008)
10.13	Form of Employee Stock Option Agreement (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)
10.14	Form of Restricted Stock Agreement (incorporated by reference from Exhibits to Registration Statement on Form S-8, Reg. No. 333-77689)
10.15	Restricted Stock Award Agreement between A. Dwight Utz and the Registrant (incorporated by reference from Exhibits to Registrant's September 30, 2009, Quarterly Report on Form 10-Q)
10.16	Executive Supplemental Retirement Plan Agreement between the Bank and Arthur H. Keeney III (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)

Exhibit No.	Description of Exhibit
10.17	Amendment to Executive Supplemental Retirement Plan Agreement between the Bank and Arthur H. Keeney III (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)
10.18	Executive Supplemental Retirement Plan Agreement between the Bank and J. Dorson White, Jr. (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.19	Amendment to Executive Supplemental Retirement Plan Agreement between the Bank and J. Dorson White, Jr. (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)
10.20	Executive Supplemental Retirement Plan Agreement between the Bank and T. Olin Davis (incorporated by reference from Exhibits to Registrant's 2007 Annual Report on for 10-KSB)
10.21	Amendment to Executive Supplemental Retirement Plan Agreement between the Bank and T. Olin Davis (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)
10.22	Executive Supplemental Retirement Plan Agreement between the Bank and Gary M. Adams (incorporated by reference from Exhibits to Registrant's 2002 Annual Report on Form 10-KSB)
10.23	Amendment to Executive Supplemental Retirement Plan Agreement between the Bank and Gary M. Adams (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)
10.24	Split-Dollar Life Insurance Agreement between the Bank and Arthur H. Keeney III (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.25	Split-Dollar Life Insurance Agreement between the Bank and J. Dorson White, Jr. (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.26	Split-Dollar Life Insurance Agreement between the Bank and T. Olin Davis (incorporated by reference from Exhibits to Registrant's 2007 Annual Report on for 10-KSB)
10.27	Split-Dollar Life Insurance Agreement between the Bank and Gary M. Adams (incorporated by reference from Exhibits to Registrant's 2002 Annual Report on Form 10-KSB)
10.28	Form of Director Supplemental Retirement Plan Agreements between the Bank and George T. Davis, Jr., John F. Hughes, Jr., Arthur H. Keeney III, Joseph T. Lamb, Jr., and R. S. Spencer, Jr. (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.29	Form of Amendment to Director Supplemental Retirement Plan Agreements between the Bank and George T. Davis, Jr., John F. Hughes, Jr., Arthur H. Keeney III, Joseph T. Lamb, Jr., and R. S. Spencer, Jr. (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)
10.30	Form of Director Supplemental Retirement Plan Agreements between the Bank and Gregory C. Gibbs, J. Bryant Kittrell III, and B. Martelle Marshall (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.31	Form of Amendment to Director Supplemental Retirement Plan Agreements between the Bank and Gregory C. Gibbs, J. Bryant Kittrell III, and B. Martelle Marshall (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)
10.32	Form of Director Supplemental Retirement Plan Agreement between the Bank and Michael D. Weeks (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)
10.33	Form of Amendment to Director Supplemental Retirement Plan Agreement between the Bank and Michael D. Weeks (incorporated by reference from Exhibits to Registrant's 2008 Annual Report on Form 10-K)
10.34	Form of Split-Dollar Life Insurance Agreements between the Bank and George T. Davis, Jr., Gregory C. Gibbs, John F. Hughes, Jr., Arthur H. Keeney III, J. Bryant Kittrell III, Joseph T. Lamb, Jr., B. Martelle Marshall, and R. S. Spencer, Jr. (incorporated by reference from Exhibits to Registrant's March 31, 2002, Quarterly Report on Form 10-QSB)
10.35	The East Carolina Bank Incentive Plan (incorporated by reference from Exhibits to Registrant's 2004 Annual Report on Form 10-KSB)
21.01	List of Registrant's subsidiaries (incorporated by reference from Exhibits to Registrant's 2004 Annual Report on Form 10-KSB)

Exhibit No.	Description of Exhibit
23.01	Consent of Dixon Hughes PLLC (filed herewith)
31.01	Certification of Chief Executive Officer (pursuant to Rule 13a-14) (filed herewith)
31.02	Certification of Chief Financial Officer (pursuant to Rule 13a-14) (filed herewith)
32.01	Certification of Chief Executive Officer and Chief Financial Officer (pursuant to 18 U.S.C. Section 1350) (filed herewith)
99.01	Certification of Chief Executive Officer and Chief Financial Officer (pursuant to Section III of EESA) (filed herewith)

COPIES OF EXHIBITS ARE AVAILABLE UPON WRITTEN REQUEST TO THOMAS M. CROWDER, CHIEF FINANCIAL OFFICER, AT ECB BANCORP, INC., P.O. BOX 337, ENGELHARD, NORTH CAROLINA 27824.

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